

2023

December 19, 2023

Dear Stockholders,

Congratulations to our management team and employees in San Diego, Miami, and the countries where we operate for another strong performance in fiscal year 2023. We achieved another record year in revenues--$4.4 billion--along with record earnings of $109 million, or $3.50 per diluted share, despite non-recurring charges during the year of $24 million.

Our financial metrics remained strong with operating cash flow of $257 million, a current ratio of 138%, total third-party year-ending debt of $148 million, and $1.1 billion of total stockholder equity. During fiscal year 2023, we opened a new club in San Miguel, El Salvador, and on September 1 we opened another club in Medellin, Colombia.

We are now well into the fiscal year 2024. We recently opened our sixth location in Guatemala, in the city of Escuintla, which is located in the south of the country. In February 2024, we plan to open our fourth location in El Salvador in the city of Santa Ana in the northwest part of the country. After the Santa Ana club opening, we will operate 54 clubs. Although most of you have probably never visited a PriceSmart location, you would feel right at home shopping in any of our locations, including Escuintla and Santa Ana. Similar to Costco, PriceSmart has a wide assortment of private label products, our "*Member's Selection®*" brand. Our locations are about one-half the size of a typical Costco. We carry a similar range of products, although with a much more limited selection of clothing and furniture. Another difference between PriceSmart and Costco is that we import a much larger proportion of products, because the countries where we operate generally have small economies and limited manufacturing. In addition, our imports differentiate us from our competitors and are an important part of the experience we aim to offer our Members. Our mission in operating our business is to, as nearly as possible, offer our Members a "U.S." shopping experience in terms of value and quality. Our goal is clear: to continue to strengthen the member value proposition in terms of pricing and range of offerings in both merchandise and services.

PriceSmart is doing much more than running a warehouse club business. I want to highlight for our stockholders that PriceSmart is the only U.S. membership warehouse club doing business in our markets. We are making a significant positive difference in the markets where we operate. PriceSmart is an important wholesale supplier for small businesses, a large purchaser of locally produced products, a major employer paying excellent wages and benefits and a significant taxpayer providing important revenues to local governments. Through the PriceSmart Foundation and Aprender y Crecer, PriceSmart has a robust philanthropic presence in our markets, providing school supplies and eyeglasses to thousands of children in public schools and investing in workforce development to provide meaningful jobs to men and women entering the workforce.

At PriceSmart, we pride ourselves on being the most trusted and respected brand in the countries where we operate. Our aim is to deepen this trust and become an even more integral part of our Members' lives. To achieve this, we are enhancing our supply chain efficiencies through technology to support our workforce, coupled with strategic investments in distribution centers to reduce costs and to shorten supply lines. Additionally, recognizing the significant impact of traffic and urban density on our Members in Latin American cities, we are continuously upgrading our digital channels. This enhancement offers more accessible and convenient online shopping options, enabling our Members to purchase our merchandise and services online and offline. We remain committed to introducing new products and services tailored to our Members' needs, as evidenced by the recent introduction of pharmacies in our Costa Rica and Panama PriceSmart clubs.

As a stockholder myself, I and our board are focused on strengthening the value of stock ownership for our investors. First and foremost, I believe excellence in operating our business is the foundation for enhancing investor value. In addition to the day-to-day operations of the business, our board and I will continue to address the best and most creative ways to enhance investor value. We recently completed a $75 million stock buyback program and will continue to consider all alternatives for enhancing stockholder value.

In conclusion, I would like to thank our employees for their commitment to PriceSmart. Every one of our employees, from the most senior executives to the sheet cake decorators, is amazing. We are so lucky to have such a wonderful group of people working in our offices, distribution centers and at our PriceSmart clubs.

On behalf of myself and our board, best wishes for a joyous holiday and a healthy and prosperous new year.

Sincerely,

Robert E. Price

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PRICESMART, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
OTHER INFORMATION
August 31, 2023

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PRICESMART, INC.

Selected Financial Data

The selected consolidated financial data presented below is derived from the Company's consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

SELECTED FINANCIAL DATA

	Years Ended August 31,				
	2023	**2022**	**2021**	**2020**	**2019**
	(in thousands, except income per common share)				
OPERATING RESULTS DATA:					
Net merchandise sales	$ 4,300,706	$ 3,944,817	$ 3,465,442	$ 3,191,762	$ 3,091,648
Export sales	31,741	45,217	41,520	34,374	30,981
Membership income	66,048	60,887	56,030	54,501	52,149
Other revenue and income	13,347	15,172	56,879	48,551	49,140
Total revenues	4,411,842	4,066,093	3,619,871	3,329,188	3,223,918
Total cost of goods sold	3,652,511	3,384,945	2,975,338	2,774,778	2,695,691
Selling, general and administrative	552,055	511,346	484,637	429,954	409,255
Reserve for AMT settlement	7,179	—	—	—	—
Separation costs associated with Chief Executive Officer departure	7,747	—	—	—	—
Pre-opening expenses	1,432	1,471	849	1,545	2,726
Asset impairment and closure costs	5,658	—	—	—	—
Loss on disposal of assets	744	1,265	1,027	443	1,079
Operating income	184,516	167,066	158,020	122,468	115,167
Total other expense	(15,305)	(10,645)	(10,834)	(6,428)	(4,057)
Income before provision for income taxes and loss of unconsolidated affiliates	169,211	156,421	147,186	116,040	111,110
Provision for income taxes	(59,951)	(51,858)	(48,969)	(37,764)	(37,560)
Loss of unconsolidated affiliates	(55)	(10)	(58)	(95)	(61)
Net income	$ 109,205	$ 104,553	$ 98,159	$ 78,181	$ 73,489
Less: net income attributable to noncontrolling interest	-	(19)	(196)	(72)	(298)
Net income attributable to PriceSmart, Inc.	$ 109,205	$ 104,534	$ 97,963	$ 78,109	$ 73,191
NET INCOME ATTRIBUTABLE TO PRICESMART, INC. PER SHARE AVAILABLE FOR DISTRIBUTION:					
Basic	$ 3.51	$ 3.38	$ 3.18	$ 2.55	$ 2.40
Diluted	$ 3.50	$ 3.38	$ 3.18	$ 2.55	$ 2.40
Weighted average common shares - basic	30,763	30,591	30,403	30,259	30,195
Weighted average common shares - diluted	30,786	30,600	30,403	30,259	30,195

SELECTED FINANCIAL DATA - (Continued)

	As of August 31,								
	2023		**2022**		**2021**		**2020**		**2019**
	(in thousands)								
BALANCE SHEET DATA:									
Cash and cash equivalents	$	239,984	$	237,710	$	202,060	$	299,481	$ 102,653
Short-term investments		91,081		11,160		50,233		46,509	17,045
Short-term and long-term restricted cash		12,218		13,663		13,419		4,290	3,583
Total Assets[1]	$	2,005,608	$	1,808,400	$	1,705,790	$	1,656,825	$ 1,296,411
Long-term debt		139,680		137,271		129,505		132,047	89,586
Total PriceSmart stockholders' equity attributable to PriceSmart, Inc. stockholders		1,107,043		991,073		915,345		831,719	797,351
Dividends paid on common stock attributable to PriceSmart, Inc. stockholders[2]	$	28,540	$	26,559	$	21,531	$	21,426	$ 21,341

[1] Effective September 1, 2019, we adopted the requirements of Accounting Standards Update (ASU) 2016-02, "Leases (Topic 842)" (ASC 842) using the modified retrospective approach, under which financial results reported in prior periods were not restated. As a result, the Total Assets as of August 31, 2023, August 31, 2022, August 31, 2021, and August 31, 2020, are not comparable with that as of August 31, 2019.

[2] On February 3, 2023, February 3, 2022, February 4, 2021, February 6, 2020, and January 30, 2019, the Company declared cash dividends on its common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements concerning PriceSmart, Inc.'s ("PriceSmart", the "Company", "we" or "our") anticipated future revenues and earnings, adequacy of future cash flows, omni-channel initiatives, proposed warehouse club openings, and the Company's performance relative to competitors and related matters. These forward-looking statements include, but are not limited to, statements containing the words "expect," "believe," "will," "may," "should," "project," "estimate," "anticipated," "scheduled," "intend," and like expressions, and the negative thereof. Forward-looking statements are only as of the date they are made, and we do not undertake to update these statements, except as required by law. These statements are subject to risks and uncertainties that could cause actual results to differ materially including, but not limited to the risks detailed in this Annual Report on Form 10-K under the heading Part I. "Item 1A. Risk Factors." These risks are not the only risks that the Company faces. The Company could also be affected by additional factors that apply to all companies operating globally and in the U.S., as well as other risks that are not presently known to the Company or that the Company currently considers to be immaterial.

Overview

PriceSmart, headquartered in San Diego, California, owns and operates U.S.-style membership shopping warehouse clubs in Latin America and the Caribbean, selling high quality merchandise and services at low prices to our Members. We operate 53 warehouse clubs in 12 countries and one U.S. territory (ten in Colombia; eight in Costa Rica; seven in Panama; six in Guatemala; five in the Dominican Republic; four in Trinidad; three each in in Honduras and El Salvador, two each in Nicaragua and Jamaica; and one each in Aruba, Barbados, and the United States Virgin Islands). We have also purchased land and plan to open our fourth warehouse club in El Salvador, located in Santa Ana, approximately 40 miles west from the nearest club in the capital of San Salvador. The club is being built on a five-acre property and is anticipated to open in early 2024. Once this new club is open, we will operate 54 warehouse clubs. Our corporate headquarters, U.S. buying operations and regional distribution centers are located primarily in the United States. Our operating segments are the United States, Central America, the Caribbean, and Colombia. All intercompany balances and transactions have been eliminated in consolidation.

Mission and Business Strategy

PriceSmart exists to improve the lives and businesses of our Members, our employees and our communities through the responsible delivery of the best quality goods and services at the lowest possible prices. Our mission is to serve as a model company, which operates profitably and provides a good return to our investors, by providing Members in emerging and developing markets with exciting, high-quality merchandise sourced from around the world and valuable services at compelling prices in safe U.S. style clubs and through PriceSmart.com. We prioritize the well-being and safety of our Members and employees. We provide good jobs, fair wages and benefits and opportunities for advancement. We strive to treat our suppliers right and empower them when we can, including both our regional suppliers and those from around the world. We conduct ourselves in a socially responsible manner as we endeavor to improve the quality of the lives of our Members and their businesses, while respecting the environment and the laws of all the countries in which we operate. We also believe in facilitating philanthropic contributions to communities in which we do business. We charge Members an annual membership fee that enables us to operate our business with lower margins than traditional retail stores. As we continue to invest in technological capabilities, we are increasing our tools to drive sales and operational efficiencies. We believe we are well positioned to blend the excitement and appeal of our brick-and-mortar business with the convenience and additional benefits of online shopping and services and, meanwhile, enhance Member experience and engagement.

Factors Affecting the Business

Overall economic trends, foreign currency exchange volatility, and other factors impacting the business.

Our sales and profits vary from market to market depending on general economic factors, including GDP growth; consumer preferences; foreign currency exchange rates; political and social conditions; local demographic characteristics (such as population growth); the number of years we have operated in a particular market; and the level of retail and wholesale competition in that market. The economies of many of our markets are dependent on foreign trade, tourism, and foreign direct investments. Uncertain economic conditions and slowdown in global economic growth and investment may impact the economies in our markets, causing significant declines in GDP and employment and devaluations of local currencies against the U.S. dollar.

For fiscal year 2023, inflation in all of our markets and devaluations of local currencies, especially in Colombia for part of the year, created significant headwinds. However, some markets, especially Costa Rica, benefited from currency appreciation which helped offset the currency devaluations we experienced in other countries. Substantial product cost increases due to inflation or commodity price increases have and could continue to impact our financial results and could lead to reduced sales, fewer units sold, and/or margin pressure. Events directly or indirectly related to the novel coronavirus outbreak (COVID-19) have resulted in market and supply-chain disruptions. These factors have increased the complexity of managing our inventory flow and business; however, during fiscal year 2023, we saw a general improvement in transit days and a reduction in freight rates of our shipping containers. We are working to hold down and/or mitigate the price increases passed on to our Members while maintaining the right inventory mix to grow sales. One key mitigating factor has been our expanded network of distribution centers, which has facilitated alternative shipping routes, increased throughput, and provided flexibility to mitigate our supply chain challenges and risks more effectively.

Currency fluctuation can be one of the largest variables affecting our overall sales and profit performance, as we have experienced in prior fiscal years, because many of our markets are susceptible to foreign currency exchange rate volatility. During fiscal year 2023, approximately 78.8% of our net merchandise sales were in currencies other than the U.S. dollar. Of those sales, 48.4% consisted of sales of products we purchased in U.S. dollars.

A devaluation of local currency reduces the value of sales and membership income that is generated in that country when translated to U.S. dollars for our consolidated results. In addition, when local currency experiences devaluation, we may elect to increase the local currency price of imported merchandise to maintain our target margins, which could impact demand for the merchandise affected by the price increase. We may also modify the mix of imported versus local merchandise and/or the source of imported merchandise to mitigate the impact of currency fluctuations. Our Colombia market experienced significant foreign currency devaluation during the first three quarters of fiscal year 2023 compared to fiscal year 2022. Notwithstanding inflation and this currency devaluation in Colombia, beginning in the third quarter of fiscal year 2023, we strategically decreased sales prices in select items across all of our imported merchandise categories in Colombia. During the fourth quarter of fiscal year 2023, the Colombian peso began to appreciate against the U.S. dollar and stabilize, but we continue to maintain our pricing actions in the meantime. Despite the foreign currency difficulties, we continue to see Colombia as a key market for growth and have continued to invest in this market, recently opening our tenth warehouse club in the country, located in Medellín. Information about the effect of local currency devaluations is discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net Merchandise Sales and Comparable Sales."

Our wallet-share capture of total retail and wholesale sales can vary from market to market due to competition and the availability of other shopping options for our Members. Demographic characteristics within each of our markets can affect both the overall level of sales and future sales growth opportunities. Certain island markets, such as Aruba, Barbados and the U.S. Virgin Islands, offer limited upside for sales growth given their overall market size.

We continue to face the risk of political instability which may have significant effects on our business. For example, roadblocks were set up in Guatemala in October 2023 due to election results, limiting access to certain of our warehouse clubs. In addition, roadblocks also arose in Panama in October 2023 disrupting traffic to our clubs throughout most of the market as a reaction to an agreement between the Panamanian government and a mining company. Civil unrest in Colombia in response to tax reform and austerity measures paralyzed significant portions of the country's infrastructure as roadblocks and riots disrupted normal economic activity during the third quarter of fiscal year 2021. Nicaragua and Honduras experienced anti-government protests in 2019; Costa Rica also had a general strike against tax reform measures that significantly impeded regular economic activity in 2018.

Our operations are subject to volatile weather conditions and natural disasters. In November 2020, Hurricanes Eta and Iota brought severe rainfall, winds, and flooding to a significant portion of Central America, especially Honduras, which caused significant damage to parts of that country's infrastructure. Although our warehouse clubs were not significantly affected and we were able to manage our supply chain to keep our warehouse clubs stocked with merchandise, similar natural disasters could adversely impact our overall sales, costs and profit performance in the future.

Changes in tax laws, increases in the enacted tax rates, adverse outcomes in connection with tax audits in any jurisdiction, or any change in the pronouncements relating to accounting for income taxes could have a material adverse effect on our financial condition and results of operations. In one of the countries where we operate, the government made changes several years ago in the method of computing minimum tax payments, under which the government sought to require retailers to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (Alternative Minimum Tax or "AMT"). We, together with our tax and legal advisers, appealed these interpretations and litigated our cases in the country's court system. However, in the fourth quarter of fiscal year 2023, we recorded a $7.2 million charge to settle the AMT payment dispute in this country. Of this amount, $1.0 is related to the reserve for an income tax receivable for one of the tax years for which we sought a refund and the remaining $6.2 million is an accrual for the unpaid years of the dispute. As part of the settlement, we will pay AMT on a go-forward basis, including for fiscal year 2023 for which the amount accrued was $2.0 million. To address the inherent risk of operating in a country in which significant tax legislation changes can significantly impact our low margin business model and limitations on our ability to successfully appeal these burdensome taxes, we have increased prices in this market to offset or partially offset the rise in costs to comply with the annual AMT payment.

Periodically, we experience a lack of availability of U.S. dollars in certain markets (U.S. dollar illiquidity). This can and has impeded our ability to convert local currencies obtained through merchandise sales into U.S. dollars to settle the U.S. dollar liabilities associated with our imported products and to otherwise redeploy these funds in our Company. This illiquidity also increases our foreign exchange exposure to any devaluation of the local currency relative to the U.S. dollar. For instance, during fiscal year 2021, we experienced significant limitations on our ability to convert Trinidad dollars to U.S. dollars or other tradable currencies. Our balance as of August 31, 2023 of Trinidad dollar denominated cash and cash equivalents and short and long-term investments measured in U.S. dollars was $18.2 million, a decrease of $82.3 million from the peak of $100.5 million as of November 30, 2020. However, as the Trinidad central bank strictly manages the exchange rate of the Trinidad dollar with the U.S. dollar and affects the level of U.S. Dollar liquidity in the market through its interventions, we are subject to continued challenges in converting our Trinidad dollars to U.S. dollars, as well as being exposed to the risk of a potential devaluation of the currency.

During the third quarter of fiscal year 2023, the Honduran Central Bank began limiting the availability and controlling the allocation of U.S. dollars for the conversion from Honduran lempiras to U.S. dollars. As of August 31, 2023, our Honduran subsidiary had approximately $19.6 million of cash and cash equivalents denominated in lempiras, which cannot be readily converted to U.S. dollars for general use within the Company. We are actively working with our banking partners and government authorities to address this situation.

We face difficulties in the shipment of, and the risks inherent in the importation of, merchandise to our warehouse clubs. One of those difficulties is possible governmental restrictions on the importation of merchandise. In late May 2023, disputes with Nicaraguan customs and tax authorities resulted in delays in the issuance of our importation clearance, and general delays in the customs inspection process. While this situation has occurred frequently in the last few years, we generally have been able to plan around these import blockages and resume within a manner of days. However, the most recent delay in obtaining importation clearance, resulted in us being unable to import merchandise into Nicaragua for several weeks in June. While at this time our tax clearances and imports seem to have returned to a more normal cadence, we continue to monitor this situation closely and are working with local officials to seek continuity of imports into Nicaragua as well as the other jurisdictions in which we operate.

Financial highlights for the fourth quarter of fiscal year 2023 included:

- Total revenues increased 9.5% over the comparable prior year period.
- Net merchandise sales increased 10.0% over the comparable prior year period. We ended the quarter with 51 warehouse clubs compared to 50 warehouse clubs at the end of the fourth quarter of fiscal year 2022. Net merchandise sales - constant currency increased 6.4% over the comparable prior year period.
- Comparable net merchandise sales (that is, sales in the 50 warehouse clubs that have been open for greater than 13 ½ calendar months) for the 13 weeks ended September 3, 2023 increased 8.8%. Comparable net merchandise sales - constant currency for the 13 weeks ended September 3, 2023 increased 5.2%.
- Membership income for the fourth quarter of fiscal year 2023 increased 10.6% to $17.2 million over the comparable prior year period.
- Total gross margins (net merchandise sales less associated cost of goods sold) increased 10.6% over the prior-year period, and merchandise gross profits as a percent of net merchandise sales were 15.6%, an increase of 10 basis points or 0.1% from the same period in the prior year.
- Selling, general and administrative expenses increased $25.2 million or 18.8% compared to the fourth quarter of fiscal year 2022, primarily due to $9.2 million of costs associated with the reserve for the AMT settlement and $5.7 million of asset impairment and closure costs as well as higher compensation, depreciation, and professional fees.
- Operating income for the fourth quarter of fiscal year 2023 was $32.1 million, a decrease of 17.5%, or $6.9 million, compared to the fourth quarter of fiscal year 2022, primarily due to costs associated with the reserve for the AMT settlement and asset impairment and closure costs.
- We recorded a $1.5 million net loss in total other expense, net in the fourth quarter of fiscal year 2023 compared to a $3.5 million net loss in total other expense, net in the same period last year primarily due to an increase in interest income of $3.0 million, comparatively, because of significantly more investments of surplus cash at higher yields, and partially offset by an increase in other expense of $1.0 million, primarily due to an increase in total foreign currency transaction losses.
- Our effective tax rate increased in the fourth quarter of fiscal year 2023 to 49.9% from 34.2% in the fourth quarter of fiscal year 2022. The increase in the effective rate versus the prior year was primarily attributable to the comparably unfavorable impact of 11.6% due to the AMT settlement and 5.4% unfavorable impact from asset impairment and related closure costs.
- Net income attributable to PriceSmart for the fourth quarter of fiscal year 2023 was $15.4 million, or $0.49 per diluted share, inclusive of a negative impact of $0.30 per diluted share for costs related to the reserve for the AMT settlement and $0.18 per diluted share of asset impairment and closure costs, compared to $23.3 million, or $0.75 per diluted share, in the fourth quarter of fiscal year 2022.
- Adjusted net income attributable to PriceSmart for the fourth quarter of fiscal year 2023 was $20.4 million, or an adjusted $0.65 per diluted share, inclusive of a negative impact of $0.30 per diluted share for costs related to the reserve for the AMT settlement, compared to adjusted net income of $23.3 million, or $0.75 per diluted share, in the comparable prior year period.
- Adjusted EBITDA for the fourth quarter of fiscal year 2023 was $57.2 million compared to $56.6 million in the same period last year.

Financial highlights for fiscal year 2023 included:

- Total revenues increased 8.5% over the comparable prior year period.
- Net merchandise sales increased 9.0% over the comparable prior year period. We ended the year with 51 warehouse clubs compared to 50 warehouse clubs at the end of fiscal year 2022. Net merchandise sales - constant currency increased 8.3% over the comparable prior year period.
- Comparable net merchandise sales (that is, sales in the 50 warehouse clubs that have been open for greater than 13 ½ calendar months) for the 52 weeks ended September 3, 2023 increased 7.1%. Comparable net merchandise sales - constant currency for the 52 weeks ended September 3, 2023 increased 6.3%.
- Membership income increased 8.5% to $66.0 million.
- Total gross margins (net merchandise sales less associated cost of goods sold) increased 12.2% over the prior-year period, and merchandise gross profits as a percent of net merchandise sales were 15.8%, an increase of 50 basis points or 0.5% from the same period in the prior year.
- Selling, general and administrative expenses increased $60.7 million or 11.8% compared to fiscal year 2022. We incurred $7.7 million of CEO departure-related costs, $9.2 million of costs related to the reserve for the AMT settlement, and $5.7 million of asset impairment and closure costs in the current-year period.
- Operating income was $184.5 million, an increase of 10.4%, or $17.4 million, compared to fiscal year 2022, primarily due to costs associated with the reserve for the AMT settlement and asset impairment and closure costs.
- We recorded a $15.3 million net loss in total other expense, net in fiscal year 2023 compared to a $10.6 million net loss in total other expense, net in the same period last year primarily due to an increase of $10.9 million of other expense, which is primarily foreign currency transaction losses, partially offset by an increase of $7.7 million in interest income comparatively.
- The effective tax rate for fiscal year 2023 was 35.4% as compared to the effective tax rate for fiscal year 2022 of 33.2%. The increase is primarily driven by the comparably unfavorable impact of write-offs of VAT receivables, Aeropost write-offs and asset impairment and related closure costs of 2.2% and a 1.8% unfavorable impact due to the AMT settlement. This was partially offset by a greater portion of income falling into lower tax jurisdictions which resulted in a 2.0% favorable impact.
- Net income attributable to PriceSmart for fiscal year 2023 was $109.2 million, or $3.50 per diluted share, inclusive of a negative impact of $0.30 per diluted share for costs related to the reserve for the AMT settlement and $0.18 per diluted share of asset impairment and closure costs, compared to $104.5 million, or $3.38 per diluted share, in the comparable prior year period.
- Adjusted net income attributable to PriceSmart for fiscal year 2023 was $126.5 million, or an adjusted $4.06 per diluted share, inclusive of a negative impact of $0.30 per diluted share for costs related to the reserve for the AMT settlement, compared to adjusted net income of $103.1 million, or an adjusted $3.33 per diluted share, in the comparable prior year period.
- Adjusted EBITDA for fiscal year 2023 was $275.7 million compared to $234.9 million in the same period last year.

Non - GAAP (Generally Accepted Accounting Principles) Financial Measures

The accompanying Consolidated Financial Statements, including the related notes, are presented in accordance with U.S. GAAP (Generally Accepted Accounting Principles). In addition to relevant GAAP measures, we also provide non-GAAP measures including adjusted net income, adjusted net income per diluted share, adjusted EBITDA and net merchandise sales - constant currency because management believes these metrics are useful to investors and analysts by excluding items that we do not believe are indicative of our core operating performance. These measures are customary for our industry and commonly used by competitors. These non-GAAP financial measures should not be reviewed in isolation or considered as an alternative to any other performance measure derived in accordance with GAAP and may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Adjusted Net Income and Adjusted Net Income per Diluted Share

The adjusted net income and adjusted net income per diluted share metrics are important measures used by management to compare the performance of core operating results between periods. We define adjusted net income as net income, as reported, adjusted for: separation costs associated with the departure of our former Chief Executive Officer, gain on the sale of our Aeropost subsidiary, the write-off of certain Aeropost receivables, the write-off of certain VAT receivables following unfavorable court rulings, asset impairment on our assets held for sale and closure costs, the gain on the acquisition of a building, and the tax impact of the foregoing adjustments on net income. We define adjusted net income per diluted share as adjusted net income divided by the weighted-average diluted shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful metrics to investors and analysts because they present more accurate year-over-year comparisons for our net income and net income per diluted share because adjusted items are not the result of our normal operations.

	Three Months Ended		Years Ended	
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
Net income attributable to PriceSmart as reported	$ 15,381	$ 23,304	$ 109,205	$ 104,534
Adjustments:				
Separation costs associated with Chief Executive Officer departure [1]	—	—	7,747	—
Gain on sale of Aeropost subsidiary [2]	—	—	—	(2,736)
Aeropost-related write-offs [3]	—	—	2,786	—
VAT receivable write-off [4]	—	—	2,309	—
Asset impairment and closure costs [5]	5,658	—	5,658	—
Gain on acquisition of building [6]	(948)	—	(948)	—
Tax impact of adjustments to net income [7]	266	—	(284)	1,280
Adjusted net income attributable to PriceSmart	$ 20,357	$ 23,304	$ 126,473	$ 103,078
Net income attributable to PriceSmart per diluted share	$ 0.49	$ 0.75	$ 3.50	$ 3.38
Separation costs associated with Chief Executive Officer departure	—	—	0.23	—
Gain on sale of Aeropost subsidiary	—	—	—	(0.05)
Aeropost-related write-offs	—	—	0.09	—
VAT receivable write-off	—	—	0.08	—
Asset impairment and closure costs	0.18	—	0.18	—
Gain on acquisition of building	(0.02)	—	(0.02)	—
Adjusted net income attributable to PriceSmart per diluted share	$ 0.65	$ 0.75	$ 4.06	$ 3.33

[1]   Reflects $7.7 million of separation costs associated with the departure of our former Chief Executive Officer in February 2023.

[2]   Reflects a gain of $2.7 million associated with the sale of our Aeropost subsidiary in October 2021.

[3]   Reflects $2.1 million of Aeropost-related write-offs in the first quarter of fiscal year 2023 and $660,000 of a receivable written-off in connection with the settlement in the third quarter of fiscal year 2023 of a claim for indemnification from the buyer of the Aeropost business.

[4]   Reflects $2.3 million of VAT receivables related to prior periods deemed not recoverable and written-off in the third quarter of fiscal year 2023 following unfavorable court rulings.

[5]   Reflects $5.7 million of impairment charges primarily related to the write down of assets in connection with our decision in the fourth quarter of fiscal year 2023 to seek to sell our Trinidad sustainable packaging plant.

[6]   Reflects a $950,000 gain related to a building we acquired upon the early termination of a lease in which we were the lessor of the land on which the building was constructed by and abandoned by one of our tenants.

[7]   Reflects the tax effect of the above-mentioned adjustments.

Adjusted EBITDA

Adjusted EBITDA is defined as net income before interest expense, net, provision for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including interest income; other income (expense), net; separation costs associated with Chief Executive Officer departure; asset impairment and closure costs; Aeropost write-offs; the write-off of certain VAT receivables following unfavorable court rulings. The following is a reconciliation of our Net income to Adjusted EBITDA for the periods presented:

	Three Months Ended		Years Ended	
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
Net income attributable to PriceSmart as reported	$ 15,381	$ 23,304	$ 109,205	$ 104,534
Adjustments:				
Interest expense	2,710	2,787	11,020	9,611
Provision for income taxes	15,304	12,129	59,951	51,858
Depreciation and amortization	19,434	17,610	72,698	67,868
Interest income	(3,611)	(661)	(9,871)	(2,201)
Other expense, net [1]	2,361	1,402	14,156	3,235
Separation costs associated with Chief Executive Officer departure [2]	—	—	7,747	—
Aeropost-related write-offs [3]	—	—	2,786	—
VAT receivable write-off [4]	—	—	2,309	—
Asset impairment and closure costs [5]	5,658	—	5,658	—
Adjusted EBITDA	$ 57,237	$ 56,571	$ 275,659	$ 234,905

[1] Primarily consists of foreign currency losses or gains due to the revaluation of monetary assets and liabilities (primarily U.S. dollars). This line item includes a gain of $950,000 associated with the acquisition of a building upon a lease termination in the fourth quarter of fiscal year 2023 and a gain of $2.7 million associated with the sale of our Aeropost subsidiary in October 2021.

[2] Reflects $7.7 million of separation costs associated with the departure of our former Chief Executive Officer in February 2023.

[3] Reflects $2.1 million of Aeropost-related write-offs in the first quarter of fiscal year 2023 and $660,000 of a receivable written-off in connection with the settlement in the third quarter of fiscal year 2023 of a claim for indemnification from the buyer of the Aeropost business.

[4] Reflects $2.3 million of VAT receivables related to prior periods deemed not recoverable and written-off in the third quarter of fiscal year 2023 following unfavorable court rulings.

[5] Reflects $5.7 million of impairment primarily related to the write down of assets in connection with our decision in the fourth quarter of fiscal year 2023 to seek to sell our Trinidad sustainable packaging plant.

Net Merchandise Sales - Constant Currency

As a multinational enterprise, we are exposed to changes in foreign currency exchange rates. The translation of the operations of our foreign-based entities from their local currencies into U.S. dollars is sensitive to changes in foreign currency exchange rates and can have a significant impact on our reported financial results. We believe that constant currency is a useful measure, indicating the actual growth of our operations. When we use the term "net merchandise sales - constant currency", it means that we have translated current year net merchandise sales at prior year monthly average exchanges rates. Net merchandise sales - constant currency results exclude the effects of foreign currency translation. Impact of foreign currency is the effect of currency fluctuations on our net merchandise sales. Refer to "Management's Discussion & Analysis – Net Merchandise Sales" and Refer to "Management's Discussion & Analysis – Comparable Net Merchandise Sales" for our quantitative analysis and discussion. Reconciliations between net merchandise sales - constant currency and comparable net merchandise sales - constant currency and the most directly comparable GAAP measure are included where applicable.

Comparison of Fiscal Year 2023 to 2022

The following discussion and analysis compare the results of operations for the fiscal years ended August 31, 2023 and 2022 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report. For a comparison of the fiscal years ended August 31, 2022, and 2021, please see Part II. "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2022, filed with the SEC on October 31, 2022. Unless otherwise noted, all tables present U.S. dollar amounts in thousands. Certain percentages presented are calculated using actual results prior to rounding. Our operations consist of four reportable segments: Central America, the Caribbean, Colombia and the United States. The Company's reportable segments are based on management's organization of these locations into operating segments by general geographic location, which are used by management and the Company's chief operating decision maker in setting up management lines of responsibility, providing support services, and making operational decisions and assessments of financial performance. Segment amounts are presented after converting to U.S. dollars and consolidating eliminations. From time to time, we revise the measurement of each segment's operating income, including certain corporate overhead allocations, and other measures as determined by the information regularly reviewed by our chief operating decision maker. When we do so, the previous period amounts and balances are reclassified to conform to the current period's presentation.

Net Merchandise Sales

The following tables indicate the net merchandise club sales in the reportable segments in which we operate and the percentage growth in net merchandise sales by segment during fiscal years 2023 and 2022.

| | Years Ended | | | | | |
| | August 31, 2023 | | | | August 31, 2022 | |
	Amount	% of net sales	Increase/ (Decrease) from prior year	Change	Amount	% of net sales
Central America	$ 2,620,002	60.9 %	$ 283,502	12.1 %	$ 2,336,500	59.2 %
Caribbean	1,250,700	29.1	111,377	9.8	1,139,323	28.9
Colombia	430,004	10.0	(38,990)	(8.3)	468,994	11.9
Net merchandise sales	$ 4,300,706	100.0 %	$ 355,889	9.0 %	$ 3,944,817	100.0 %

Overall, net merchandise sales grew by 9.0% for fiscal year 2023 compared to fiscal year 2022, driven by a 3.6% increase in transactions and a 5.2% increase in average ticket. Transactions represent the total number of visits our Members make to our warehouse clubs resulting in a sale and the total number of PriceSmart.com curbside pickup and delivery service transactions. Average ticket represents the amount our Members spend on each visit or PriceSmart.com order. We had 51 clubs in operation as of August 31, 2023 compared to 50 clubs as of August 31, 2022.

Net merchandise sales in our Central America segment increased 12.1% during fiscal year 2023. This increase had a 720 basis point (7.2%) positive impact on total net merchandise sales growth. All markets within this segment had positive net merchandise sales growth for the twelve-month period ended August 31, 2023. We added one new club to the segment when compared to the comparable prior-year period. We opened our third warehouse club in El Salvador in May 2023.

Net merchandise sales in our Caribbean segment increased 9.8% during fiscal year 2023. This increase had a 280 basis point (2.8%) positive impact on total net merchandise sales growth. All of our markets in this segment had positive net merchandise sales growth.

Net merchandise sales in our Colombia segment decreased 8.3% during fiscal year 2023. This decrease had a 100 basis point (1.0%) negative impact on total net merchandise sales growth. The primary driver of the decreased sales for the year was due to the significant devaluation of the Colombian peso during the first three quarters of fiscal year 2023. During the fourth quarter of fiscal year 2023, the Colombian peso appreciated compared to the comparable prior year period and net merchandise sales grew 2.1% in the fourth quarter of fiscal year 2023 compared to the same period in the prior year.

The following table indicates the impact that currency exchange rates had on our net merchandise sales in dollars and the percentage change from the twelve-month period ended August 31, 2023. When we use the term "net merchandise sales - constant currency", it means that we have translated current year net merchandise sales at prior year monthly average exchanges rates. Net merchandise sales - constant currency results exclude the effects of foreign currency translation. Impact of foreign currency is the effect of currency fluctuations on our net merchandise sales.

		Year Ended August 31, 2023				
	Net Merchandise Sales	Net Merchandise Sales - Constant Currency	Impact of Foreign Currency Exchange	Net Merchandise Sales Growth/ (Decline)	Net Merchandise Sales - Constant Currency Growth	% Impact of Foreign Currency Exchange
Central America	$ 2,620,002	$ 2,534,980	$ 85,022	12.1 %	8.5 %	3.6 %
Caribbean	1,250,700	1,245,517	5,183	9.8	9.3	0.5
Colombia	430,004	492,581	(62,577)	(8.3)	5.0	(13.3)
Consolidated total	$ 4,300,706	$ 4,273,078	$ 27,628	9.0 %	8.3 %	0.7 %

Overall, the effects of currency fluctuations within our markets had an approximately $27.6 million, or 70 basis point (0.7%), positive impact on net merchandise sales for the twelve-months ended August 31, 2023.

Currency fluctuations had a $85.0 million, or 360 basis point (3.6%), positive impact on net merchandise sales in our Central America segment for the twelve months ended August 31, 2023. These currency fluctuations contributed approximately 220 basis points (2.2%) of positive impact on total net merchandise sales for fiscal year 2023. The Costa Rica colón appreciated significantly against the dollar as compared to the same period a year ago, which was a significant contributing factor to the favorable currency fluctuations in this segment.

Currency fluctuations had a $5.2 million, or 50 basis point (0.5%), positive impact on net merchandise sales in our Caribbean segment for the twelve months ended August 31, 2023. These currency fluctuations contributed approximately 10 basis points (0.1%) of positive impact on total net merchandise sales growth for the current fiscal year period. The positive impact was primarily driven by the appreciation of the Dominican peso as compared to the same period last year.

Currency fluctuations had a $62.6 million, or 1,330 basis point (13.3%), negative impact on net merchandise sales in our Colombia segment for the twelve months ended August 31, 2023. These currency fluctuations contributed approximately 160 basis points (1.6%) of negative impact on total net merchandise sales for the current fiscal year period.

Net Merchandise Sales by Category

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold during the fiscal years ended August 31, 2023 and 2022:

	Years Ended August 31,	
	2023	2022
Foods & Sundries	50 %	49 %
Fresh Foods	29	29
Hardlines	11	11
Softlines	5	6
Other Business	5	5
Net Merchandise Sales	100 %	100 %

The mix of sales by major category changed slightly. Foods & Sundries increased approximately 1%, while Softlines decreased approximately 1% between fiscal year 2023 and 2022. Shifts in consumer preferences contributed to the changes in category mix.

Comparable Merchandise Sales

We report comparable warehouse club sales on a "same week" basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month and quarter that is used for financial reporting purposes. This approach equalizes the number of weekend days and weekdays in each period for improved sales comparison, as we experience higher warehouse club sales on the weekends. Approximately every five years, the Company uses a 53-week year and a six-week "August" to account for the fact that 52 weeks is only 364 days. For fiscal year 2022, we used a 53-week year and a six-week "August." However, for fiscal year 2023, we have 52 weeks as per the standard calendar year. Further, each of the warehouse clubs used in the calculations was open for at least 13 ½ calendar months before its results for the current period were compared with its results for the prior period. As a result, sales related to one of our warehouse clubs opened during fiscal year 2023 will not be used in the calculation of comparable sales until they have been open for at least 13 ½ months. Therefore, comparable net merchandise sales include 50 warehouse clubs for the fifty-two week period ended September 3, 2023.

The following tables indicate the comparable net merchandise sales in the reportable segments in which we operate and the percentage changes in net merchandise sales by segment during the fifty-two week period ended September 3, 2023, compared to the same fifty-two week period of the prior year and the fifty-three week period ended September 4, 2022 compared to the fifty-three week period of the prior year:

	% Increase/(Decrease) in Comparable Net Merchandise Sales	
	Fifty-Two Weeks Ended September 3, 2023	Fifty-Three Weeks Ended September 4, 2022
Central America	10.9 %	10.4 %
Caribbean	5.9	12.7
Colombia	(9.2)	4.5
Consolidated comparable net merchandise sales	7.1 %	10.4 %

Comparable net merchandise sales for those warehouse clubs that were open for at least 13 ½ months for some or all of the fifty-two week period ended September 3, 2023 increased 7.1%.

Comparable net merchandise sales in our Central America segment increased 10.9% for the fifty-two week period ended September 3, 2023. The positive comparable net merchandise sales growth for our Central America segment contributed approximately 650 basis points (6.5%) of positive impact in total comparable merchandise sales.

For the fifty-two weeks ended September 3, 2023, strong performance in our largest market, Costa Rica, contributed approximately 340 basis points (3.4%) of positive impact on total comparable net merchandise sales. During the year, Costa Rica experienced significant appreciation of the Costa Rica colón versus the comparable prior year period, which positively affected comparable net merchandise sales. The relatively smaller markets of Honduras, Guatemala, Nicaragua, and El Salvador, along with our second largest market, Panama, contributed approximately 310 basis points (3.1%) of positive impact on total comparable net merchandise sales.

Our Caribbean segment increased 5.9% for the fifty-two week period ended September 3, 2023. This increase contributed approximately 170 basis points (1.7%) of positive impact in total comparable net merchandise sales. Our Dominican Republic market continued its strong performance in the fifty-two week period, with 12.4% comparable net merchandise sales growth.

Comparable net merchandise sales in our Colombia segment decreased 9.2% for the fifty-two week period ended September 3, 2023. This decrease contributed approximately 110 basis points (1.1%) of negative impact to the increase in total comparable net merchandise sales. The year-to-date decrease is primarily due to the foreign currency devaluation.

When we use the term "comparable net merchandise sales - constant currency", it means that we have translated current year comparable net merchandise sales at prior year monthly average exchanges rates. Comparable net merchandise sales - constant currency results exclude the effects of foreign currency translation. Impact of foreign currency is the effect of currency fluctuations on our comparable net merchandise sales. The following tables illustrate the comparable net merchandise sales - constant currency percentage growth and the impact that changes in foreign currency exchange rates had on our comparable merchandise sales percentage growth for the fifty-two week period ended September 3, 2023:

	Fifty-Two Weeks Ended September 3, 2023		
	Comparable Net Merchandise Sales Growth/ (Decline)	Comparable Net Merchandise Sales - Constant Currency Growth	% Impact of Foreign Currency Exchange
Central America	10.9 %	7.3 %	3.6 %
Caribbean	5.9	5.5	0.4
Colombia	(9.2)	3.9	(13.1)
Consolidated comparable net merchandise sales	7.1 %	6.3 %	0.8 %

Overall, the mix of currency fluctuations within our markets had an 80 basis point (0.8%) positive impact on comparable net merchandise sales for the fifty-two week period ended September 3, 2023.

Currency fluctuations within our Central America segment accounted for approximately 240 basis points (2.4%) of the positive impact on total comparable net merchandise sales for the fifty-two week period ended September 3, 2023. Our Costa Rica market was the main contributor as the market experienced currency appreciation when compared to the same periods last year.

Currency fluctuations within our Caribbean segment accounted for approximately 10 basis points (0.1%) of positive impact on total comparable net merchandise sales for the fifty-two week period ended September 3, 2023. Our Dominican Republic market experienced currency appreciation when compared to the same period last year.

Currency fluctuations within our Colombia segment accounted for approximately 170 basis points (1.7%) of negative impact on total comparable net merchandise sales for the fifty-two week period ended September 3, 2023. This reflects the devaluation of the Colombia peso throughout fiscal year 2023 when compared to the same period a year ago.

Membership Income

Membership income is recognized ratably over the one-year life of the membership.

		Years Ended					
		August 31, 2023				August 31, 2022	
	Amount	% of Total Operating Income	Increase/ (Decrease) from prior year	% Change	Membership income % to net merchandise sales	Amount	% of Total Operating Income
Membership income - Central America	$39,707		$3,698	10.30%	1.50%	$36,009	
Membership income - Caribbean	17,635		1,290	7.9	1.4	16,345	
Membership income - Colombia	8,706		173	2	2	8,533	
Membership income - Total	$66,048	35.80%	$5,161	8.50%	1.50%	$60,887	36.40%
Number of accounts - Central America	1,005,609		53,780	5.70%		951,829	
Number of accounts - Caribbean	467,661		13,964	3.1		453,697	
Number of accounts - Colombia	334,345		(22,920)	-6.4		357,265	
Number of accounts - Total	1,807,615		44,824	2.50%		1,762,791	

The number of Member accounts at the end of fiscal year 2023 was 2.5% higher than the prior year period. Membership income increased 8.5% compared to the comparable prior-year period.

Membership income increased in our Central America, Caribbean, and Colombia segments in the twelve months ended August 31, 2023. The consolidated increase in membership income is primarily due to an increase in the membership base since the comparable prior year period. Since August 31, 2022, our Central America and Caribbean segments have increased their membership base while our Colombia segment has faced a decline in its membership base. Inflation and significant foreign currency devaluation have adversely impacted our Members in that market. Despite the decline in membership base, our Colombia segment saw an increase in membership income due to an increase in the membership fees charged to Members.

We offer the Platinum Membership program in all locations where PriceSmart operates. The annual fee for a Platinum Membership in most markets is approximately $75. The Platinum Membership program provides Members with a 2% rebate on most items, up to an annual maximum of $500. We record the 2% rebate as a reduction on net merchandise sales at the time of the sales transaction. Platinum Membership accounts are 8.9% of our total membership base as of August 31, 2023, an increase from 7.4% as of August 31, 2022. Platinum Members tend to have higher renewal rates than our Diamond Members. For fiscal year 2023, our auto-renewal process accounted for approximately 6.9% of our total membership renewals.

Our trailing twelve-month renewal rate was 86.9% and 88.9% for the periods ended August 31, 2023 and August 31, 2022, respectively.

Other Revenue

Other revenue primarily consists of non-merchandise revenue from freight and handling fees generated from the marketplace and casillero operations we sold in October 2021, our interest-generating portfolio from our co-branded credit cards, and rental income from operating leases where the Company is the lessor.

			Years Ended					
			August 31, 2023				August 31, 2022	
	Amount		Increase/ (Decrease) from prior year		% Change		Amount	
Non-merchandise revenue	$	—	$	(3,307)	(100.0)%	$		3,307
Miscellaneous income		11,173		1,776	18.9			9,397
Rental income		2,174		(294)	(11.9)			2,468
Other revenue	$	13,347	$	(1,825)	(12.0)%	$		15,172

Comparison of 2023 to 2022

The primary driver of the decrease in other revenue for the year ended August 31, 2023 was the sale of our Aeropost subsidiary and its marketplace and casillero operations on October 1, 2021. This was partially offset by an increase in Miscellaneous revenue due to an increase in incentive fee revenue on our co-branded credit cards. For additional information on the results of the disposition, refer to "Index to Consolidated Financial Statements: Notes to Consolidated Financial Statements, Note 2 – Summary of Significant Accounting Policies."

Results of Operations

	Years Ended	
Results of Operations Consolidated	**August 31, 2023**	**August 31, 2022**
(Amounts in thousands, except percentages and number of warehouse clubs)		
Net merchandise sales		
Net merchandise sales	$ 4,300,706	$ 3,944,817
Total gross margin	$ 678,352	$ 604,755
Total gross margin percentage	15.8%	15.3%
Revenues		
Total revenues	$ 4,411,842	$ 4,066,093
Percentage change from comparable period	8.5%	12.3%
Comparable net merchandise sales		
Total comparable net merchandise sales increase	7.1%	10.4%
Total revenue margin		
Total revenue margin	$ 759,331	$ 681,148
Total revenue margin percentage	17.2%	16.8%
Selling, general and administrative		
Selling, general and administrative	$ 574,815	$ 514,082
Selling, general and administrative percentage of total revenues	13.0%	12.6%
Operational data		
Adjusted EBITDA [1]	$ 275,659	$ 234,905
Warehouse clubs at period end	51	50
Warehouse club sales floor square feet at period end	2,524	2,484

[1]   See Part II. "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Non - GAAP Financial Measures" for the definition of Adjusted EBITDA and a reconciliation to GAAP net income attributable to PriceSmart as reported.

Results of Operations Consolidated		August 31, 2023	% of Total Revenue	August 31, 2022	% of Total Revenue
Operating income- by segment					
Central America	$	191,721	4.3 %	$ 171,119	4.2 %
Caribbean		87,223	2.0	79,022	1.9
Colombia		15,467	0.4	22,526	0.6
United States		29,844	0.7	23,364	0.6
Reconciling Items [1]		(139,739)	(3.2)	(128,965)	(3.2)
Operating income - Total	$	184,516	4.2 %	$ 167,066	4.1 %

[1] The reconciling items reflect the amount eliminated upon consolidation of intersegment transactions.

The following table summarizes the selling, general and administrative expense for the periods disclosed:

Selling, general and administrative detail:		August 31, 2023	% of Total Revenue	August 31, 2022	% of Total Revenue
Warehouse club and other operations	$	417,272	9.4 %	$ 378,161	9.3 %
General and administrative		134,783	3.1	133,185	3.3
Reserve for AMT settlement		7,179	0.2	—	—
Separation costs associated with Chief Executive Officer departure		7,747	0.2	—	—
Pre-opening expenses		1,432	—	1,471	—
Asset impairment and closure costs		5,658	0.1	—	—
Loss on disposal of assets		744	—	1,265	—
Total Selling, general and administrative	$	574,815	13.0 %	$ 514,082	12.6 %

Total gross margin is derived from our Revenue – Net merchandise sales less our Cost of goods sold – Net merchandise sales and represents our sales and cost of sales generated from the business activities of our warehouse clubs. We express our Total gross margin percentage as a percentage of our Net merchandise sales.

On a consolidated basis, total gross margin as a percent of net merchandise sales for the twelve months ended August 31, 2023 was 15.8%, 50 basis points (0.5%) higher than the comparable prior year period, respectively. Approximately 30 basis points (0.3%) of this increase was due to lower markdowns when compared to the comparable prior year period. We took significant markdowns in the third quarter of fiscal year 2022 when we had excessive amounts of slow-moving inventory because of changing consumer preferences as Members began to resume buying patterns similar to our pre-pandemic sales mix. In addition, supply chain disruptions and shipping delays in the prior-year period led to our having excess out-of-season merchandise that we chose to liquidate to free up sales floor space for the holiday season last year. Our food service and bakery margins increased in fiscal year 2023 compared to the prior year period contributing another 30 basis points (0.3%) to the increase and our freight and handling costs decreased during fiscal year 2023 which contributed an additional 10 basis points (0.1%) to the increase. This was partially offset by our elimination of a COVID premium we included in the price of merchandise we sold and services we provided, contributing negative 20 basis points (0.2%) to the increase.

Total revenue margin is derived from Total revenues, which includes our Net merchandise sales, Membership income, Export sales, and Other revenue and income less our Cost of goods sold for net merchandise sales, Export sales, and Non-merchandise revenues. We express our Total revenue margin as a percentage of Total revenues.

Total revenue margin increased 40 basis points (0.4%) for the twelve months ended August 31, 2023 compared to the prior-year period, which is primarily the result of higher total gross margin as a percent of net merchandise sales of 50 basis points (0.5%).

Selling, general, and administrative expenses consist of warehouse club and other operations, general and administrative expenses, separation costs associated with the Chief Executive Officer departure, pre-opening expenses, asset impairment and closure costs, reserve for settlement of AMT, and loss (gain) on disposal of assets. In total, Selling, general and administrative expenses increased $60.7 million compared to the prior year and increased 40 basis points (0.4%) to 13.0% of total revenue for fiscal year 2023 compared to 12.6% of total revenues for fiscal year 2022 offset, in part, by our Interim Chief Executive Officer's election not to receive compensation.

Warehouse club and other operations expenses increased to 9.4% of total revenues for fiscal year 2023 compared to 9.3% for fiscal year 2022, primarily due to our Costa Rica market which increased 20 basis points (0.2%) as a percentage of revenue year over year due to the appreciation of the Costa Rica colón, and partially offset by our Colombia market which decreased 10 basis points (0.1%) as a percentage of revenue year over year due to the devaluation of the Colombian peso.

General and administrative expenses decreased to 3.1% of total revenues for the current year compared to 3.3% for the prior fiscal year. The 20 basis point (0.2%) decrease is primarily due to leveraging of general and administrative expenses while revenues increased in fiscal year 2023 compared to the prior year.

In the second quarter of fiscal year 2023, we recorded $7.7 million for separation and other related termination benefits for our former Chief Executive Officer who resigned effective February 3, 2023. Of this amount $4.2 million in net charges related to adjustments to non-cash stock-based compensation. We substantially fulfilled all payment obligations by the end of the second quarter of fiscal year 2023; however, some vesting of performance stock units will occur in the first quarter of fiscal year 2024. On a go-forward basis, our Interim Chief Executive Officer has declined to receive compensation for his services during his term; therefore, we expect Selling, general and administrative expenses will be positively impacted by $2.5 million of savings each quarter during his term, reduced by salary increases for other executives related to the change in leadership.

In the fourth quarter of fiscal year 2023, we recorded $5.7 million of asset impairment and closure costs primarily related to the write down of the assets held for sale of our Trinidad sustainable packaging plant to their estimated fair value upon our decision to seek to sell the plant. We planned to use the plant to increase efficiencies by eliminating intermediaries in packaging and labeling and manufacturing some of our packaging materials using compostable or recyclable inputs. However, we found that achieving economic feasibility for this business proved challenging. Therefore, we decided to refocus our efforts on our core competencies as a retailer and redeploy assets we could use in our club business and seek a buyer for the remainder.

Additionally, in the fourth quarter of fiscal year 2023, we recorded a $7.2 million charge to settle litigation regarding several AMT cases in one of our markets where the application of complex tax laws are subject to interpretation. In that country, we had challenged AMT rules requiring us to pay taxes based on a percentage of sales if the percentage of sales method resulted in a higher amount of tax payable than the amount payable based on taxable income at the statutory rate. Of this amount, $1.0 million relates to our write-off of an income tax receivable we had recorded with respect to taxes we previously paid on the percentage of sales basis in one tax year and for which we had sought a refund that we now no longer expect to receive. We will make a payment of $6.2 million to resolve amounts due for tax years in which we made tax payments using the original computation based on taxable income rather than the percentage of sales method. As part of the settlement, going forward we will pay the higher of the minimum tax or the amount based on taxable income at the statutory rate. As a result, we have accrued an additional $2.0 million of AMT for fiscal year 2023. For the three and twelve-months ended August 31, 2023, net income attributable to PriceSmart was negatively impacted by $9.2 million in total and diluted earnings per share was negatively impacted by $0.30.

Operating income in fiscal year 2023 increased to $184.5 million (4.2% of total revenue) compared to $167.1 million (4.1% of total revenue) for the same period last year. Operating income was impacted negatively by $9.2 million (0.2% of total revenue) for costs related to the reserve for the AMT settlement and $5.7 million (0.1% of total revenue) of asset impairment and closure costs.

Interest Income

Net interest income represents the earnings generated from interest-bearing assets held by PriceSmart, Inc. and our wholly owned foreign subsidiaries. These assets include investments in fixed income securities and deposits held with financial institutions. The interest income is derived from the interest payments received on these assets, which serve to enhance our overall financial returns.

	Years Ended		
	August 31, 2023		August 31, 2022
	Amount	Change	Amount
Interest income	$ 9,871	$ 7,670	$ 2,201

Net interest income increased for the twelve-month period ended August 31, 2023 primarily due to an increase in investments at higher yields when compared to the comparable prior year period.

Interest Expense

	Years Ended		
	August 31, 2023		August 31, 2022
	Amount	Change	Amount
Interest expense on loans	$ 11,898	$ 4,258	$ 7,640
Interest expense related to hedging activity	1,205	(2,029)	3,234
Less: Capitalized interest	(2,083)	(820)	(1,263)
Net interest expense	$ 11,020	$ 1,409	$ 9,611

Net interest expense reflects borrowings by PriceSmart, Inc. and our wholly owned foreign subsidiaries to finance new land acquisition and construction for new warehouse clubs and distribution centers, warehouse club expansions, the capital requirements of warehouse club and other operations, and ongoing working capital requirements.

Net interest expense increased for the twelve-month period ended August 31, 2023, primarily due to higher interest rates on short-term borrowings and higher long-term borrowings outstanding when compared to the comparable prior year period. In addition, the Company had less interest expense related to hedging activity because of fewer outstanding swaps for the twelve-month period ended August 31, 2023.

Other Expense, net

Other expense, net consists of currency gains or losses, as well as net benefit costs related to our defined benefit plans and other items considered to be non-operating in nature.

	Years Ended		
	August 31, 2023		August 31, 2022
	Amount	Change	Amount
Other expense, net	$ (14,156)	$ (10,921)	$ (3,235)

Monetary assets and liabilities denominated in currencies other than the functional currency of the respective entity (primarily U.S. dollars) are revalued to the functional currency using the exchange rate on the balance sheet date. These foreign exchange transaction gains/(losses) are recorded as currency gains or losses. Additionally, gains or losses from transactions denominated in currencies other than the functional currency of the respective entity also generate currency gains or losses.

For the twelve-months ended August 31, 2023 the primary driver of Other expense, net included $8.5 million of losses due to revaluation of monetary assets and liabilities (primarily U.S. dollars) in several of our markets. Of those amounts, Costa Rica contributed a $3.5 million revaluation loss, due to the impact of the appreciation of the Costa Rican Colón on our U.S. dollar monetary net assets in Costa Rica. In addition, we incurred transaction costs in some of our countries with liquidity issues of $7.6 million during the twelve months ended August 31, 2023, associated with increased spreads and converting the local currencies into available tradable currencies before converting them to U.S. dollars.

Provision for Income Taxes

The tables below summarize the effective tax rate for the periods reported:

| | | Years Ended | | | |
| | | August 31, 2023 | | | August 31, 2022 |
		Amount		Change		Amount
Current tax expense	$	63,243	$	8,085	$	55,158
Net deferred tax benefit		(3,292)		8		(3,300)
Provision for income taxes	$	59,951	$	8,093	$	51,858
Effective tax rate		35.4 %				33.2 %

For fiscal year 2023, the effective tax rate was 35.4% compared to 33.2% for fiscal year 2022. The increase is primarily driven by the comparably unfavorable impact of write-offs of VAT receivables, Aeropost write-offs and asset impairment and related closure costs of 2.2% and a 1.8% unfavorable impact due to the AMT settlement. This was partially offset by a greater portion of income falling into lower tax jurisdictions which resulted in a 2.0% favorable impact.

Other Comprehensive Income (Loss)

Other comprehensive loss for fiscal years 2023 and 2022 resulted primarily from foreign currency translation adjustments related to the assets and liabilities and the translation of the statements of income related to revenue, costs and expenses of our subsidiaries whose functional currency is not the U.S. dollar. When the functional currency in our international subsidiaries is the local currency and not U.S. dollars, the assets and liabilities of such subsidiaries are translated to U.S. dollars at the exchange rate on the balance sheet date, and revenue, costs and expenses are translated at average rates of exchange in effect during the period. The corresponding translation gains and losses are recorded as a component of accumulated other comprehensive income or loss. These adjustments will not affect net income until the sale or liquidation of the underlying investment. The reported other comprehensive income or loss reflects the unrealized increase or decrease in the value in U.S. dollars of the net assets of the subsidiaries as of the date of the balance sheet, which will vary from period to period as exchange rates fluctuate.

| | | Years Ended | | | |
| | | August 31, 2023 | | | August 31, 2022 |
		Amount	Change From Prior Year	% Change		Amount
Other Comprehensive Income (Loss)	$	31,594	$ 44,672	341.6 %	$	(13,078)

Other comprehensive income for fiscal year 2023 of approximately $31.6 million was primarily the result of the comprehensive gain of $33.7 million from foreign currency translation adjustments along with approximately $1.7 million related to unrealized losses on changes in the fair value of accrued pension obligations and $0.5 million related to unrealized losses on changes in the fair value of our derivative obligations. During fiscal year 2023, the largest translation adjustments were related to the appreciation of the local currency against the U.S. dollar of our Costa Rica and Colombia subsidiaries, partially offset by the devaluation of the local currencies against the U.S. dollar for our Dominican Republic subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position and Cash Flow

Our operations have historically supplied us with a significant source of liquidity. We generate cash from operations primarily through net merchandise sales and membership fees. Cash used in operations generally consist of payments to our merchandise vendors, warehouse club and distribution center operating costs (including payroll, employee benefits and utilities), as well as payments for income taxes. Our cash flows provided by operating activities, supplemented with our long-term debt and short-term borrowings, have generally been sufficient to fund our operations while allowing us to invest in activities that support the long-term growth of our operations. We also have returned cash to stockholders through a semiannual dividend and by repurchasing shares of our common stock pursuant to the stock repurchase program we commenced in the fourth quarter of fiscal year 2023 and completed in the first quarter of fiscal year 2024. We evaluate our funding requirements on a regular basis to cover any shortfall in our ability to generate sufficient cash from operations to meet our capital requirements. We may consider funding alternatives to provide additional liquidity if necessary. Refer to Part II. "Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 11 - Debt" for additional information regarding amounts outstanding on our short-term facilities and our long-term borrowings, and any repayments.

Repatriation of cash and cash equivalents held by foreign subsidiaries may require us to accrue and pay taxes for certain jurisdictions. If we decide to repatriate cash through the payment of cash dividends by our foreign subsidiaries to our domestic operations, we will accrue taxes if and when appropriate.

The following table summarizes the cash and cash equivalents, including restricted cash, held by our foreign subsidiaries and domestically (in thousands):

	August 31, 2023	August 31, 2022
Amounts held by foreign subsidiaries	$ 139,050	$ 203,952
Amounts held domestically	113,152	47,421
Total cash and cash equivalents, including restricted cash	$ 252,202	$ 251,373

The following table summarizes the short-term investments held by our foreign subsidiaries and domestically (in thousands):

	August 31, 2023	August 31, 2022
Amounts held by foreign subsidiaries	$ 74,294	$ 11,160
Amounts held domestically	16,787	—
Total short-term investments	$ 91,081	$ 11,160

As of August 31, 2023 and August 31, 2022, there were no certificates of deposit with a maturity of over a year held by our foreign subsidiaries or domestically.

From time to time, we have experienced a lack of availability of U.S. dollars in certain markets (U.S. dollar illiquidity). This impedes our ability to convert local currencies obtained through merchandise sales into U.S. dollars to settle the U.S. dollar liabilities associated with our imported products or otherwise fund our operations. Since fiscal year 2017, we have experienced this situation in Trinidad and have been unable to source a sufficient level of tradable currencies. We are working with our banks in Trinidad and government officials to convert all of our Trinidad dollars into tradable currencies. During the third quarter of fiscal year 2023, the Honduran Central Bank began limiting the availability and controlling the allocation of U.S. dollars for the conversion from Honduran lempiras to U.S. dollars. We are actively working with our banking partners and government authorities to address this situation. We have and continue to take additional actions in this respect. Refer to "Management's Discussion & Analysis – Factors Affecting Our Business" for our quantitative analysis and discussion.

Our cash flows are summarized as follows (in thousands):

| | Years Ended | | |
	August 31, 2023	August 31, 2022	Change
Net cash provided by operating activities	$ 257,331	$ 121,829	$ 135,502
Net cash used in investing activities	(222,082)	(74,756)	(147,326)
Net cash used in financing activities	(41,055)	(12,209)	(28,846)
Effect of exchange rates	6,635	1,030	5,605
Net increase (decrease) in cash, cash equivalents	$ 829	$ 35,894	$ (35,065)

Net cash provided by operating activities totaled $257.3 million and $121.8 million for the twelve months ended August 31, 2023 and 2022, respectively. The increase in net cash provided by operating activities is primarily the result of a net positive change in working capital generated from changes in our merchandise inventory and accounts payable positions, which contributed $84.9 million, and net a positive change in our other various operating assets and liabilities. Specifically, changes in our various operating assets and liabilities resulted in $17.6 million cash provided for fiscal year 2023 compared to $13.8 million use of cash in the same accounts for fiscal year 2022.

Net cash used in investing activities totaled $222.1 million and $74.8 million, respectively, for the years ended August 31, 2023 and August 31, 2022. The increase is primarily the result of an increase in purchases of certificates of deposits compared to the same twelve-month period a year-ago. Additionally, the increase included higher property and equipment expenditures compared to the same twelve-month period a year-ago to support growth of our real estate footprint.

Net cash used in financing activities totaled $41.1 million and $12.2 million for the twelve months ended August 31, 2023 and 2022, respectively. We use cash flows provided by financing primarily to fund our working capital needs, our warehouse club and distribution center acquisitions and expansions, and investments in technology to support our omni-channel initiatives. The $28.8 million increase in cash used in financing activities is primarily the result of a net decrease of proceeds from short-term borrowings compared to the same period a year-ago.

The following table summarizes the dividends declared and paid during fiscal years 2023, 2022 and 2021 (amounts are per share):

| | | First Payment | | | Second Payment | | |
Declared	Amount	Record Date	Date Paid	Amount	Record Date	Date Paid	Amount
2/3/2023	$ 0.92	2/16/2023	2/28/2023	$ 0.46	8/15/2023	8/31/2023	$ 0.46
2/3/2022	$ 0.86	2/15/2022	2/28/2022	$ 0.43	8/15/2022	8/31/2022	$ 0.43
2/4/2021	$ 0.70	2/15/2021	2/26/2021	$ 0.35	8/15/2021	8/31/2021	$ 0.35

Short-Term Borrowings and Long-Term Debt

Our financing strategy is to ensure liquidity and access to capital markets while minimizing our borrowing costs. The proceeds of these borrowings were or will be used for general corporate purposes, which may include, among other things, funding for working capital, capital expenditures, acquisitions, and repayment of existing debt. Refer to Part II. "Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 11 - Debt." for further discussion.

Future Lease Commitments

We place a strong emphasis on managing future lease commitments related to various facilities and equipment that support our operations. We believe our current liquidity and cash flow projections can cover future lease commitments. As of August 31, 2023, we have signed one lease agreement which has not yet commenced. Refer to Part II. "Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 9 - Commitments and Contingencies" for further discussion.

Repurchase of Common Stock and Reissuance of Treasury Shares Related to Employee Stock Awards

At the vesting dates for restricted stock awards to our employees, we repurchase a portion of the shares that have vested at the prior day's closing price per share and apply the proceeds to pay the employees' minimum statutory tax withholding requirements related to the vesting of restricted stock awards. The Company expects this practice going forward.

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in the reduction of stockholders' equity in our consolidated balance sheets. We may reissue these treasury shares.

The following table summarizes the equity securities repurchased as part of the Company's stock-based compensation programs during fiscal years 2023, 2022 and 2021:

| | Years Ended | | |
	August 31, 2023	August 31, 2022	August 31, 2021
Shares repurchased	99,998	88,415	62,282
Cost of repurchase of shares (in thousands)	$ 7,245	$ 6,259	$ 5,542

We reissued 6,333 treasury shares as part of our stock-based compensation programs during fiscal year 2023, 8,300 treasury shares during fiscal year 2022 and 96,400 treasury shares during fiscal year 2021.

Share Repurchase Program

In July 2023 we announced a program authorized by our Board of Directors to repurchase up to $75 million of our common stock. Subsequent to our fiscal year that ended on August 31, 2023, we successfully completed the share repurchase program. We purchased a total of approximately 1,007,000 shares of our common stock under the program. The repurchases were made on the open market pursuant to a trading plan established pursuant to Rule 10(b)5-1 under the Securities Exchange Act of 1934, as amended, which permits common stock to be repurchased at a time that we might otherwise be precluded from doing so under insider trading laws or self-imposed trading restrictions. We do not expect to continue repurchases or adopt a new repurchase plan at this time. However, the Board of Directors could choose to commence another program in the future at its discretion after its review of the Company's financial performance and anticipated capital requirements.

Share repurchase activity under the Company's repurchase programs for the periods indicated was as follows (total cost in thousands):

| | Years Ended | |
	August 31, 2023	August 31, 2022
Number of common shares acquired	71,530	—
Average price per common share acquired	$ 78.54	$ —
Total cost of common share acquired	$ 5,618	$ —

For further information, refer to Part II. "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Critical Accounting Estimates

Our financial statements are prepared in accordance with GAAP in the United States. The preparation of our consolidated financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require management to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.

We evaluate our accounting policies and significant estimates on an ongoing basis, including those related to contingencies and litigation, income taxes, value added taxes, and long-lived assets. We base our estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances. Using different estimates could have a material impact on our financial condition and results of operations.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, refer to Part II. "Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 2 - Summary of Significant Accounting Policies."

Income Taxes

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carry-forwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized.

As of August 31, 2023, we evaluated our deferred tax assets and liabilities and determined that a valuation allowance was necessary for certain deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain subsidiaries are in a cumulative loss position for the past three years, indicating that certain net operating loss carry-forward periods are not sufficient to realize the related deferred tax assets. We also specifically considered whether foreign tax credit balances could be utilized in the foreseeable future in light of current and future U.S. tax liabilities. We have historically applied foreign tax credits, generated from taxes withheld on certain payments PriceSmart receives from our foreign subsidiaries, to reduce U.S. income tax liabilities. However, as an incidental result of U.S. tax reform, following the reduction of the U.S. corporate income tax rate from 35% to 21%, we expect foreign tax credits generated to exceed U.S. income tax liability for the foreseeable future. Therefore, for the twelve-month period ended August 31, 2023 and August 31, 2022, we have recorded valuation allowances of $12.6 million and $11.8 million against our foreign tax credits, respectively.

We are required to file federal and state income tax returns in the United States and various other tax returns in foreign jurisdictions. The preparation of these tax returns requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by us. We, in consultation with our tax advisors, base our tax returns on interpretations that we believe to be reasonable under the circumstances. The tax returns, however, are subject to routine reviews by the various taxing authorities in the jurisdictions in which we file our tax returns. As part of these reviews, a taxing authority may disagree with respect to the interpretations we used to calculate our tax liability and therefore require us to pay additional taxes.

We accrue an amount for our estimate of probable additional income tax liability. In certain cases, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained. This requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. When facts and circumstances change, we reassess these probabilities and record any changes in the consolidated financial statements as appropriate. There were no material changes in our uncertain income tax positions for the period ended on August 31, 2023.

Tax Receivables

We pay Value Added Tax ("VAT") or similar taxes, income taxes, and other taxes within the normal course of our business in most of the countries in which we operate related to the procurement of merchandise and/or services we acquire and/or on sales and taxable income. VAT is a form of indirect tax applied to the value added at each stage of production (primary, manufacturing, wholesale and retail). This tax is similar to, but operates somewhat differently than, sales tax paid in the United States. We generally collect VAT from our Members upon sale of goods and services and pay VAT to our vendors upon purchase of goods and services. Periodically, we submit VAT reports to governmental agencies and reconcile the VAT paid and VAT received. The net overpaid VAT may be refunded or applied to subsequent returns, and the net underpaid VAT must be remitted to the government.

With respect to income taxes paid, if the estimated income taxes paid or withheld exceed the actual income tax due this creates an income tax receivable. In most countries where we operate, the governments have implemented additional collection procedures, such as requiring credit card processors to remit a portion of sales processed via credit and debit cards directly to the government as advance payments of VAT and/or income tax. This collection mechanism generally leaves us with net VAT and/or income tax receivables, forcing us to process significant refund claims on a recurring basis. These refund or offset processes can take anywhere from several months to several years to complete.

In two countries where the Company operates, minimum income tax rules require the Company to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (AMT). As a result, the Company is making AMT payments substantially in excess of those it would expect to pay based on taxable income. The Company had income tax receivables of $10.7 million and $11.0 million as of August 31, 2023 and August 31, 2022, respectively, and deferred tax assets of $3.7 million and $3.5 million as of August 31, 2023 and August 31, 2022, respectively, in these countries.

In the fourth quarter of fiscal year 2023, we recorded a $7.2 million charge to settle the AMT payment dispute in one of the aforementioned countries. Of this amount, $1.0 million is a reserve we recorded against an income tax receivable for one of the tax years for which we sought a refund and the remaining $6.2 million is an accrual for the unpaid years of the dispute in which we made tax payments using the original computation based on taxable income.

While the rules related to refunds of income tax receivables in these countries are either unclear or complex, the Company has not placed any type of allowance on the recoverability of the remaining tax receivables, deferred tax assets or amounts that may be deemed under-paid, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests and appeals of these rules.

In one of the countries with a significant VAT receivable balance, the Company received unfavorable rulings at the supreme court level of that country denying a portion of the Company's appeals for refund of over-withholdings of VAT. After evaluating the merits of the Company's arguments, the court's decision, and probability that the other related refund appeals would receive the same judgment, the Company concluded that a total of $2.3 million of related VAT receivable would not be recoverable and this amount was written-off in the third quarter of fiscal year 2023. These charges were recorded in the Warehouse club and other expenses line item under the Selling, general and administrative caption within the consolidated statements of income.

The Company's various outstanding VAT receivables and/or income tax receivables are based on cases or appeals with their own set of facts and circumstances. The Company consults and evaluates with legal and tax advisors regularly to understand the strength of its legal arguments and probability of successful outcomes in addition to its own experience handling complex tax issues. Based on those evaluations, the Company has not placed any type of allowance on the recoverability of the remaining tax receivables or deferred tax assets, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests.

Our policy for classification and presentation of VAT receivables, income tax receivables and other tax receivables is as follows:

- Short-term VAT and Income tax receivables, recorded as Prepaid expenses and other current assets: This classification is used for any countries where our subsidiary has generally demonstrated the ability to recover the VAT or income tax receivable within one year. We also classify as short-term any approved refunds or credit notes to the extent that we expect to receive the refund or use the credit notes within one year.
- Long-term VAT and Income tax receivables, recorded as Other non-current assets: This classification is used for amounts not approved for refund or credit in countries where our subsidiary has not demonstrated the ability to obtain refunds within one year and/or for amounts which are subject to outstanding disputes. An allowance is provided against VAT and income tax receivable balances in dispute when we do not expect to eventually prevail in our recovery of such balances. We do not currently have any allowances provided against VAT and income tax receivables.

Long-lived Assets

We periodically evaluate our long-lived assets for indicators of impairment. Indicators that an asset may be impaired are:

- the asset's inability to continue to generate income from operations and positive cash flow in future periods;
- loss of legal ownership or title to the asset;
- significant changes in its strategic business objectives and utilization of the asset(s); and
- the impact of significant negative industry or economic trends.

Management's judgments are based on market and operational conditions at the time of the evaluation and can include management's best estimate of future business activity, which in turn drives estimates of future cash flows from these assets. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. During fiscal year 2023, we recorded asset impairment and closure cost charges of $5.7 million primarily related to our Trinidad sustainable packaging plant to mark our available-for-sale assets down to their fair market value because we decided to discontinue its operations. We did not record any other impairment charges during fiscal year 2023 related to the loss of legal ownership or title to assets; significant changes in the Company's strategic business objectives or utilization of assets; or the impact of significant negative industry or economic trends. Loss on disposal of assets recorded during the years reported resulted from improvements to operations and normal preventive maintenance.

Seasonality and Quarterly Fluctuations

Historically, our merchandising businesses have experienced holiday retail seasonality in their markets. In addition to seasonal fluctuations, our operating results fluctuate quarter-to-quarter as a result of economic and political events in markets that we serve, the timing of holidays, weather, the timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more or less expensive in local currencies and therefore more or less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that our future results will be consistent with past results or the projections of securities analysts.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity price risk. These market risks arise in the normal course of business. We do not engage in speculative trading activities. To manage the risk arising from these exposures, we utilize interest rate swaps, cross-currency interest rate swaps, non-deliverable foreign currency forward contracts and loans denominated in foreign currencies.

Information about the change in the fair value of our hedges and the financial impact thereof for the twelve-month period ended August 31, 2023 is disclosed in Part II. "Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 13 - Derivative Instruments and Hedging Activities."

Information about the movements in currency exchange rates and the related impact on the translation of the balance sheets of our subsidiaries whose functional currency is not the U.S. dollar for the twelve-month period ended August 31, 2023 is disclosed in "Item 7. Management's Discussion & Analysis – Other Comprehensive Loss."

Each market risk sensitivity analysis presented below is based on hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. The effect of a change in a particular assumption is calculated without adjusting any other assumption. In reality, however, a change in one factor could cause a change in another factor, which may magnify or negate other sensitivities.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our short-term borrowings and long-term debt borrowings. We have mitigated a portion of our interest rate risk by managing the mix of fixed and variable rate debt and by entering into interest rate swaps and cross-currency interest rate swaps to hedge interest rate risk. The notional amount, interest payment and maturity dates of the swap match the terms of the associated debt.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, including cross-currency interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date, unless otherwise noted. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market interest rates and the outstanding balances as of August 31, 2023.

Annual maturities of long-term debt and derivatives are as follow (in thousands):

	Twelve Months Ended August 31, (Amounts in thousands)							
	2024	2025	2026	2027	2028	Thereafter	Total	
Long-Term Debt (Unhedged):								
Long-term debt with fixed interest rate	$ 12,869	$ 13,263	$ 10,199	$ 6,944	$ 17,512	$ 14,186	$ 74,973	(1)
Weighted-average interest rate	6.50 %	6.50 %	6.50 %	6.20 %	6.20 %	6.60 %	6.40 %	
Long-term debt with variable interest rate	$ 7,324	$ 22,888	$ 8,251	$ 26,244	$ —	$ —	$ 64,707	
Weighted-average interest rate	6.00 %	6.00 %	4.90 %	3.70 %	— %	— %	5.40 %	
Total long-term debt	$ 20,193	$ 36,151	$ 18,450	$ 33,188	$ 17,512	$ 14,186	$ 139,680	(1)
Derivatives:								
Interest Rate Swaps:								
Variable to fixed interest	$ 1,275	$ 1,275	$ 1,275	$ 26,244	$ —	$ —	$ 30,069	(2)
Weighted-average pay rate	3.65 %	3.65 %	3.65 %	3.65 %	— %	— %	3.65 %	
Weighted-average receive rate	7.02 %	7.02 %	7.02 %	7.02 %	— %	— %	7.02 %	
Cross-Currency Interest Rate Swaps:								
Variable to fixed interest	$ 3,329	$ 19,770	$ —	$ —	$ —	$ —	$ 23,099	(2)
Weighted-average pay rate	7.92 %	7.92 %	— %	— %	— %	— %	7.92 %	
Weighted-average receive rate	7.80 %	7.79 %	— %	— %	— %	— %	7.79 %	
Long-Term Debt Payments with Fixed Interest or Subject to Financial Derivatives:								
Long-term debt with fixed interest rate or with variable to fixed interest rate swaps	$ 17,473	$ 34,308	$ 11,474	$ 33,188	$ 17,512	$ 14,186	$ 128,141	
Portion of long-term debt with fixed interest rate or with variable to fixed interest rate swaps	86.5 %	94.9 %	62.2 %	100.0 %	100.0 %	100.0 %	91.7 %	
Portion of long-term debt with variable interest rates and no swaps	13.5 %	5.1 %	37.8 %	— %	— %	— %	8.3 %	

(1) The Company has disclosed the future annual maturities of long-term debt, for which it has entered into cross-currency interest rate swaps by using the derivative obligation as of August 31, 2023 to estimate the future commitments. Therefore, the total annual commitments reflects these obligations, including the effect of the cross-currency interest rate swaps on the total-long term debt as disclosed on the consolidated balance sheet.

(2) The derivative obligations of the interest rate swaps and cross-currency interest rate swaps are included in the Total long-term debt section of this table.

Foreign Currency Risk

We have foreign currency risks related to sales, operating expenses and financing transactions in currencies other than the U.S. dollar. As of August 31, 2023, we had a total of 51 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory, 40 of which operate under currencies other than the U.S. dollar. Approximately 48.4% of our net merchandise sales are comprised of products we purchased in U.S. dollars that were sold in countries whose currencies were other than the U.S. dollar. Approximately 78.8% of our net merchandise sales are in markets whose functional currency is other than the U.S. dollar. We may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net merchandise sales denominated in foreign currencies.

Currency exchange rate changes either increase or decrease the cost of imported products that we purchase in U.S. dollars and price in local currency. Price changes can impact the demand for those products in the market. Currency exchange rates also affect the reported sales of the consolidated company when local currency-denominated sales are translated to U.S. dollars. In addition, we revalue all U.S. dollar denominated assets and liabilities within those markets that do not use the U.S. dollar as the functional currency. These assets and liabilities include, but are not limited to, excess cash permanently reinvested offshore and the value of items shipped from the U.S. to our foreign markets. The gain or loss associated with this revaluation, net of reserves, is recorded in other income (expense).

Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. The following tables summarize by country, for those countries with functional currencies other than the U.S. dollar, the weakening of the countries' currency against the U.S. dollar (devaluation) or the strengthening of their currencies (revaluation):

| Country | Revaluation/(Devaluation) Twelve Months Ended August 31, | |
	2023	2022
	% Change	% Change
Colombia	7.15 %	(15.58)%
Costa Rica	18.30	(5.25)
Dominican Republic	(7.06)	6.87
Guatemala	(1.72)	(0.11)
Honduras	(0.48)	(2.37)
Jamaica	(2.29)	0.40
Nicaragua	(1.42)	(2.00)
Trinidad	(0.09)%	0.67 %

We seek to manage foreign exchange risk by (1) adjusting prices on goods acquired in U.S. dollars on a periodic basis to maintain our target margins after taking into account changes in exchange rates; (2) obtaining local currency loans from banks within certain markets where it is economical to do so and where management believes the risk of devaluation and the level of U.S. dollar denominated liabilities warrants this action; (3) reducing the time between the acquisition of product in U.S. dollars and the settlement of that purchase in local currency; (4) maintaining a balance between assets held in local currency and in U.S. dollars; and (5) by entering into cross-currency interest rate swaps and forward currency derivatives. We have local-currency-denominated long-term loans in Barbados, Honduras and Guatemala; we have cross-currency interest rate swaps in Colombia; and we have interest rate swaps in the United States. Turbulence in the currency markets can have a significant impact on the value of the foreign currencies within the countries in which we operate. We report the gains or losses associated with the revaluation of these monetary assets and liabilities on our consolidated statements of income under the heading "Other income (expense), net." Future volatility and uncertainties regarding the currencies in the countries that we operate in could have a material impact on our operations in future periods. However, there is no way to accurately forecast how currencies may trade in the future and, as a result, we cannot accurately project the impact of the change in rates on our future demand for imported products, reported sales, or financial results.

We are exposed to foreign exchange risks related to U.S. dollar-denominated and other foreign-denominated cash, cash equivalents and restricted cash, to U.S. dollar-denominated intercompany debt balances and to other U.S. dollar-denominated debt/asset balances (excluding U.S. dollar-denominated debt obligations for which we hedge a portion of the currency risk inherent in the interest and principal payments), within entities whose functional currency is not the U.S. dollar. As part of the adoption of the new leasing standard, we recorded several monetary liabilities on the consolidated balance sheet that are exposed to foreign exchange movements. These monetary liabilities arise from leases denominated in a currency that is not the functional currency of the Company's local subsidiary. The monetary liability for these leases as of August 31, 2023 was $32.5 million. Due to the mix of foreign currency exchange rate fluctuations during fiscal year 2023, the impact to the consolidated statements of income of revaluing this liability was immaterial.

The following table discloses the net effect on other expense, net for U.S. dollar-denominated and other foreign-denominated accounts relative to a hypothetical simultaneous currency revaluation based on balances as of August 31, 2023 (in thousands) including the lease-related monetary liabilities described above:

Overall weighted negative currency movement	Losses based on change in U.S. dollar denominated and other foreign denominated cash, cash equivalents and restricted cash balances	Gains based on change in U.S. dollar denominated inter-company balances	Gains based on change in U.S. dollar denominated other asset/liability balances	Net Loss[1]
5%	$ (2,477)	$ 1,201	$ 508	$ (768)
10%	$ (4,955)	$ 2,402	$ 1,016	$ (1,537)
20%	$ (9,909)	$ 4,803	$ 2,031	$ (3,075)

[1] Amounts are before consideration of income taxes.

Information about the financial impact of foreign currency exchange rate fluctuations for the twelve months ended August 31, 2023 is disclosed in Part II. "Item 7. Management's Discussion and Analysis – Other Expense, net."

Examples of where we have significant U.S. dollar net asset positions subjecting us to exchange rate losses if the local currency strengthens against the U.S. dollar are our Trinidad, Costa Rica, and Nicaragua subsidiaries, with balances of $35.7 million, $35.5 million, and $30.3 million, respectively, as of August 31, 2023. Examples where we have significant U.S. dollar net liability positions subjecting us to exchange rate losses if the local currency weakens against the U.S. dollar are our Honduras, Guatemala, and Dominican Republic subsidiaries, with balances of $26.3 million, $24.8 million, and $12.1 million, respectively, as of August 31, 2023.

We are also exposed to foreign exchange risks related to local-currency-denominated cash and cash equivalents, to local-currency-denominated debt obligations, to local-currency-denominated current assets and liabilities and to local-currency-denominated long-term assets and liabilities within entities whose functional currency is not the U.S. dollar. The following table discloses the net effect on other comprehensive loss for these local currency denominated accounts relative to hypothetical simultaneous currency devaluation in all the countries listed in the table above, based on balances as of August 31, 2023:

Overall weighted negative currency movement	Other comprehensive loss on the decline in local currency denominated cash and cash equivalents and restricted cash (in thousands)	Other comprehensive gain on the decline in foreign currency denominated debt obligations (in thousands)	Other comprehensive loss on the decline in all other foreign currency denominated current assets net of current liabilities (in thousands)	Other comprehensive loss on the decline in all other foreign currency denominated long-term assets net of long-term liabilities (in thousands)
5%	$ 3,078	$ (4,904)	$ 5,772	$ 31,741
10%	$ 6,156	$ (9,807)	$ 11,544	$ 63,482
20%	$ 12,313	$ (19,614)	$ 23,089	$ 126,965

In addition, we are exposed to foreign currency exchange rate fluctuations associated with our U.S. dollar-denominated debt obligations that we hedge. We hedge a portion of the currency risk inherent in the interest and principal payments associated with this debt through the use of cross-currency interest rate swaps. The terms of these swap agreements are commensurate with the underlying debt obligations. The aggregate fair value of these swaps was in a net asset position of approximately $2.3 million at August 31, 2023 and approximately $12.9 million at August 31, 2022. A hypothetical 10% increase in the currency exchange rates underlying these swaps from the market rates at August 31, 2023 would have resulted in a further increase in the value of the swaps of approximately $3.3 million. Conversely, a hypothetical 10% decrease in the currency exchange rates underlying these swaps from the market rates at August 31, 2023 would have resulted in a net decrease in the value of the swaps of approximately $4.1 million.

From time to time, we use non-deliverable forward foreign exchange contracts primarily to address exposure to U.S. dollar merchandise inventory expenditures made by our international subsidiaries whose functional currency is other than the U.S. dollar. The net increase or decrease in the fair value of these derivative instruments would be economically offset by the gains or losses on the underlying transactions.

From time to time, we have experienced a lack of availability of U.S. dollars in certain markets (U.S. dollar illiquidity). This impedes our ability to convert local currencies obtained through merchandise sales into U.S. dollars to settle the U.S. dollar liabilities associated with our imported products and to otherwise redeploy these funds in our Company. Since fiscal year 2017, we have experienced this situation in Trinidad and have been unable to source a sufficient level of tradable currencies. We are working with our banks in Trinidad to source tradable currencies. During the third quarter of fiscal year 2023, the Honduran Central Bank began limiting the availability and controlling the allocation of U.S. dollars for the conversion from Honduran lempiras to U.S. dollars. We are actively working with our banking partners and government authorities to address this situation. Refer to "Item 7. Management's Discussion & Analysis – Factors Affecting Our Business" and "Item 7. Management's Discussion & Analysis – Liquidity: Financial Position and Cash Flow" for our quantitative analysis and discussion.

Commodity Price Risk

The increasing price of oil and certain commodities could have a negative effect on our operating costs and sales. Higher oil prices can negatively impact the economic growth of the countries in which we operate, thereby reducing the buying power of our Members. Higher oil prices can also increase our operating costs, particularly utilities and merchandise transportation expenses. Inflationary pressures on various commodities also may impact consumer spending. We do not currently seek to hedge commodity price risk.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of PriceSmart, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. (the Company) as of August 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended August 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated October 30, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Tax receivables and contingencies

Description of the Matter	As discussed in Note 2 and in Note 10 to the consolidated financial statements, the Company pays Value Added Tax ("VAT") or similar indirect taxes, income taxes, and other taxes within the normal course of the Company's business in the United States and numerous foreign jurisdictions. The different interpretations of sometimes complex tax regulations create uncertainty and necessitate the use of significant judgment in the determination of the Company's income and other tax liabilities and the recoverability of both income tax and VAT receivables. As of August 31, 2023, the Company had $6.3 million accrued for potential income and other tax liabilities and had income tax and VAT receivables of $36.9 million and $38.8 million, respectively.
	Auditing the recognition and measurement of the Company's income and VAT receivables and income and other tax contingencies was challenging because the evaluation of the various tax positions can be complex, highly judgmental and based on international tax laws, interpretations and legal rulings which can vary significantly between the countries in which the Company has operations.
How We Addressed the Matter in Our Audit	We tested controls, including key management review controls, over the Company's process to assess the technical merits of its income and other tax receivables and contingencies, including management's process to measure the benefit of its income tax positions and other tax contingencies, and evaluate the recoverability of the receivables. For example, we tested controls over management's review of the uncertain tax positions and the significant assumptions surrounding more-likely-than-not conclusions, as well as controls over management's review of the tax receivables and the significant assumptions surrounding the recoverability of such assets or measurement of other tax contingencies.
	We involved our international and other tax professionals to assist in our assessment of the technical merits of certain of the Company's income and other tax positions and the Company's understanding and documentation of the respective international laws and regulations related to recoverability of income, and other tax receivables. Depending on the nature of the specific tax position and, as applicable, developments with the relevant tax authorities, our procedures included obtaining and reviewing the Company's correspondence with such tax authorities and evaluating income tax opinions or other third-party advice obtained by the Company. We used our knowledge of and experience with the application of international and other tax laws by the relevant income tax authorities to evaluate the Company's accounting for its tax contingencies and receivables. We evaluated developments in the applicable regulatory environments to assess potential effects on the Company's positions. We considered the Company's historical experiences with the different taxing authorities and their historical results in evaluating and concluding on the likely impact of different tax cases. In this manner, we analyzed the Company's assumptions used to determine the amounts of income tax benefits and contingencies to recognize and the recoverability of the tax receivables. We also tested the data used by the Company in determining these amounts by comparing inputs to internal data and testing the accuracy of the calculations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1997.

San Diego, California

October 30, 2023

PRICESMART, INC.
CONSOLIDATED BALANCE SHEETS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

		August 31,		
		2023		2022
ASSETS				
Current Assets:				
Cash and cash equivalents	$	239,984	$	237,710
Short-term restricted cash		2,865		3,013
Short-term investments		91,081		11,160
Receivables, net of allowance for doubtful accounts of $67 as of August 31, 2023 and $103 as of August 31, 2022, respectively		17,904		13,391
Merchandise inventories		471,407		464,411
Prepaid expenses and other current assets (includes $0 and $2,761 as of August 31, 2023 and August 31, 2022, respectively, for the fair value of derivative instruments)		53,866		43,894
Total current assets		877,107		773,579
Long-term restricted cash		9,353		10,650
Property and equipment, net		850,328		757,241
Operating lease right-of-use assets, net		114,201		111,810
Goodwill		43,110		43,303
Deferred tax assets		32,039		28,355
Other non-current assets (includes $7,817 and $11,884 as of August 31, 2023 and August 31, 2022, respectively, for the fair value of derivative instruments)		68,991		72,928
Investment in unconsolidated affiliates		10,479		10,534
Total Assets	$	2,005,608	$	1,808,400
LIABILITIES AND EQUITY				
Current Liabilities:				
Short-term borrowings	$	8,679	$	10,608
Accounts payable		453,229		408,407
Accrued salaries and benefits		45,441		44,097
Deferred income		32,613		29,228
Income taxes payable		9,428		7,243
Other accrued expenses and other current liabilities (includes $1,913 and $82 as of August 31, 2023 and August 31, 2022, respectively, for the fair value of derivative instruments)		57,273		38,667
Operating lease liabilities, current portion		7,621		7,491
Long-term debt, current portion		20,193		33,715
Total current liabilities		634,477		579,456
Deferred tax liability		1,936		2,165
Long-term income taxes payable, net of current portion		5,045		5,215
Long-term operating lease liabilities		122,195		118,496
Long-term debt, net of current portion		119,487		103,556
Other long-term liabilities (includes $3,321 and $0 for the fair value of derivative instruments and $12,105 and $8,440 for post-employment plans as of August 31, 2023 and August 31, 2022, respectively)		15,425		8,439
Total Liabilities		898,565		817,327

Stockholders' Equity:				
Common stock $0.0001 par value, 45,000,000 shares authorized; 31,934,900 and 31,697,590 shares issued and 30,976,941 and 30,904,826 shares outstanding (net of treasury shares) as of August 31, 2023 and August 31, 2022, respectively		3		3
Additional paid-in capital		497,434		481,406
Accumulated other comprehensive loss		(163,992)		(195,586)
Retained earnings		817,559		736,894
Less: treasury stock at cost, 957,959 shares as of August 31, 2023 and 792,764 shares as of August 31, 2022		(43,961)		(31,644)
Total Stockholders' Equity		1,107,043		991,073
Total Liabilities and Equity	$	2,005,608	$	1,808,400

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended August 31,		
	2023	2022	2021
Revenues:			
Net merchandise sales	$ 4,300,706	$ 3,944,817	$ 3,465,442
Export sales	31,741	45,217	41,520
Membership income	66,048	60,887	56,030
Other revenue and income	13,347	15,172	56,879
Total revenues	4,411,842	4,066,093	3,619,871
Operating expenses:			
Cost of goods sold:			
Net merchandise sales	3,622,354	3,340,062	2,912,489
Export sales	30,157	43,074	39,513
Non-merchandise	—	1,809	23,336
Selling, general and administrative:			
Warehouse club and other operations	417,272	378,161	359,221
General and administrative	134,783	133,185	125,416
Reserve for AMT settlement	7,179	—	—
Separation costs associated with Chief Executive Officer departure	7,747	—	—
Pre-opening expenses	1,432	1,471	849
Asset impairment and closure costs	5,658	—	—
Loss on disposal of assets	744	1,265	1,027
Total operating expenses	4,227,326	3,899,027	3,461,851
Operating income	184,516	167,066	158,020
Other expense:			
Interest income	9,871	2,201	1,979
Interest expense	(11,020)	(9,611)	(7,210)
Other expense, net	(14,156)	(3,235)	(5,603)
Total other expense	(15,305)	(10,645)	(10,834)
Income before provision for income taxes and loss of unconsolidated	169,211	156,421	147,186
Provision for income taxes	(59,951)	(51,858)	(48,969)
Loss of unconsolidated affiliates	(55)	(10)	(58)
Net income	109,205	104,553	98,159
Less: net income attributable to noncontrolling interest	—	(19)	(196)
Net income attributable to PriceSmart, Inc.	$ 109,205	$ 104,534	$ 97,963
Net income attributable to PriceSmart, Inc. per share available for			
Basic	$ 3.51	$ 3.38	$ 3.18
Diluted	$ 3.50	$ 3.38	$ 3.18
Shares used in per share computations:			
Basic	30,763	30,591	30,403
Diluted	30,786	30,600	30,403
Dividends per share	$ 0.92	$ 0.86	$ 0.70

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(AMOUNTS IN THOUSANDS)

	Years Ended August 31,		
	2023	**2022**	**2021**
Net income	$ 109,205	$ 104,553	$ 98,159
Less: net income attributable to noncontrolling interest	—	(19)	(196)
Net income attributable to PriceSmart, Inc.	$ 109,205	$ 104,534	$ 97,963
Other Comprehensive Income, net of tax:			
Foreign currency translation adjustments [1]	33,708	(19,034)	(7,837)
Defined benefit pension plan:			
Net loss arising during period	(1,819)	(341)	(230)
Amortization of prior service cost and actuarial gains included in net periodic pensions cost	148	127	127
Total defined benefit pension plan	(1,671)	(214)	(103)
Derivative instruments:[2]			
Unrealized gains (losses) on change in derivative obligations	6,000	(4,021)	(140)
Unrealized gains (losses) on change in fair value of interest rate swaps	(9,177)	10,191	2,392
Amounts reclassified from accumulated other comprehensive income to other expense, net for settlement of derivatives	2,734	—	—
Total derivative instruments	(443)	6,170	2,252
Other comprehensive income (loss)	31,594	(13,078)	(5,688)
Comprehensive income	140,799	91,456	92,275
Less: comprehensive income attributable to noncontrolling interest	—	3	117
Comprehensive income attributable to PriceSmart, Inc.	$ 140,799	$ 91,453	$ 92,158

[1] Translation adjustments arising in translating the financial statements of a foreign entity have no effect on the income taxes of that foreign entity. They may, however, affect: (a) the amount, measured in the parent entity's reporting currency, of withholding taxes assessed on dividends paid to the parent entity and (b) the amount of taxes assessed on the parent entity by the government of its country. The Company has determined that the reinvestment of earnings of its foreign subsidiaries are permanently reinvested for any jurisdiction where distribution from a foreign affiliate would cause additional tax cost because of the long-term nature of the Company's foreign investment plans. Therefore, deferred taxes are not provided for on translation adjustments related to non-remitted earnings of the Company's foreign subsidiaries.

[2] Refer to "Note 13 - Derivative Instruments and Hedging Activities."

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(AMOUNTS IN THOUSANDS)

	Common Stock		Additional paid in capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock		Total Stockholders' Equity Attributable to PriceSmart, Inc.	Non-controlling Interest	Total Equity
	Shares	Amount				Shares	Amount			
Balance at August 31, 2020	31,418	3	454,455	(176,820)	582,487	747	(28,406)	831,719	1,013	832,732
Purchase of treasury stock	—	—	—	—	—	62	(5,542)	(5,542)	—	(5,542)
Issuance of treasury stock	(96)	—	(7,864)	—	—	(96)	7,864	—	—	—
Issuance of restricted stock award	154	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(8)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	18,424	—	—	—	—	18,424	—	18,424
Dividend paid to stockholders	—	—	—	—	(21,531)	—	—	(21,531)	(457)	(21,988)
Net income	—	—	—	—	97,963	—	—	97,963	196	98,159
Other comprehensive income (loss)	—	—	—	(5,688)	—	—	—	(5,688)	117	(5,571)
Balance at August 31, 2021	31,468	3	465,015	(182,508)	658,919	713	(26,084)	915,345	869	916,214
Purchase of treasury stock	—	—	—	—	—	88	(6,259)	(6,259)	—	(6,259)
Issuance of treasury stock	(8)	—	(699)	—	—	(8)	699	—	—	—
Issuance of restricted stock award	247	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(9)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	16,803	—	—	—	—	16,803	—	16,803
Dividend paid to stockholders	—	—	—	—	(26,559)	—	—	(26,559)	—	(26,559)
Net income	—	—	—	—	104,534	—	—	104,534	19	104,553
Other comprehensive income (loss)	—	—	—	(13,078)	—	—	—	(13,078)	3	(13,075)
Sale of Aeropost stock	—	—	287	—	—	—	—	287	(891)	(604)
Balance at August 31, 2022	31,698	3	481,406	(195,586)	736,894	793	(31,644)	991,073	$ —	991,073
Purchase of treasury stock	—	—	—	—	—	172	(12,863)	(12,863)	—	(12,863)
Issuance of treasury stock	(7)	—	(546)	—	—	(7)	546	—	—	—
Issuance of restricted stock award	319	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(75)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	16,574	—	—	—	—	16,574	—	16,574
Dividend paid to stockholders	—	—	—	—	(28,540)	—	—	(28,540)	—	(28,540)
Net income	—	—	—	—	109,205	—	—	109,205	—	109,205
Other Comprehensive Income	—	—	—	31,594	—	—	—	31,594	—	31,594
Balance at August 31, 2023	31,935	3	497,434	(163,992)	817,559	958	(43,961)	1,107,043	$ —	1,107,043

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)

	Years Ended August 31,		
	2023	2022	2021
Operating Activities:			
Net income	$ 109,205	$ 104,553	$ 98,159
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	72,698	67,868	64,983
Allowance for doubtful accounts	(36)	63	(53)
Reserve for AMT settlement	7,179	—	—
Asset impairment and closure costs	5,658	—	—
Loss on sale of property and equipment	744	1,265	1,027
Deferred income taxes	(5,583)	(3,300)	(3,853)
Equity in losses of unconsolidated affiliates	55	10	58
Stock-based compensation	16,574	16,803	18,424
Change in operating assets and liabilities:			
Receivables, prepaid expenses and other current assets, non-current assets, accrued salaries and benefits, deferred membership income and other accruals	17,589	(13,785)	13,097
Merchandise inventories	(10,173)	(74,706)	(80,202)
Accounts payable	43,421	23,058	15,526
Net cash provided by operating activities	257,331	121,829	127,166
Investing Activities:			
Additions to property and equipment	(142,511)	(120,660)	(113,174)
Purchases of short-term investments	(138,784)	(22,469)	(69,460)
Proceeds from settlements of short-term investments	58,852	61,733	65,528
Purchases of long-term investments	—	—	(1,478)
Proceeds from settlements of long-term investments	—	1,488	1,478
Proceeds from disposal of property and equipment	361	193	385
Proceeds from the disposal of Aeropost, net of divested cash	—	4,959	—
Net cash used in investing activities	(222,082)	(74,756)	(116,721)
Financing Activities:			
Proceeds from long-term bank borrowings	38,713	30,633	17,565
Repayment of long-term bank borrowings	(35,984)	(22,697)	(19,993)
Proceeds from short-term bank borrowings	848	23,829	—
Repayment of short-term bank borrowings	(3,229)	(11,156)	(64,983)
Cash dividend payments	(28,540)	(26,559)	(21,988)
Purchase of treasury stock	(12,863)	(6,259)	(5,542)
Other financing activities	—	—	(196)
Net cash used in financing activities	(41,055)	(12,209)	(95,137)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	6,635	1,030	(3,600)
Net increase (decrease) in cash, cash equivalents	829	35,894	(88,292)
Cash, cash equivalents and restricted cash at beginning of period	251,373	215,479	303,771
Cash, cash equivalents and restricted cash at end of period	$ 252,202	$ 251,373	$ 215,479
Supplemental disclosure of noncash investing activities:			
Capital expenditures accrued, but not yet paid	$ 4,530	$ 3,129	$ 3,497
Cash paid during the period for:			
Interest	$ 10,558	$ 9,392	$ 7,774
Income taxes	$ 77,925	$ 67,143	$ 58,571

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

		Years Ended August 31,				
		2023		2022		2021
Cash and cash equivalents	$	239,984	$	237,710	$	202,060
Short-term restricted cash		2,865		3,013		3,647
Long-term restricted cash		9,353		10,650		9,772
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$	252,202	$	251,373	$	215,479

See accompanying notes.

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.'s ("PriceSmart," the "Company," "we" or "our") business consists primarily of international membership shopping warehouse clubs similar to, but typically smaller in size than, warehouse clubs in the United States. As of August 31, 2023, the Company had 51 warehouse clubs in operation in 12 countries and one U.S. territory (nine in Colombia; eight in Costa Rica; seven in Panama; five in the Dominican Republic and Guatemala; four in Trinidad; three each in El Salvador and Honduras; two each in Jamaica and Nicaragua; and one each in Aruba, Barbados, and the United States Virgin Islands), of which the Company owns 100% of the corresponding legal entities (see Note 2 - Summary of Significant Accounting Policies). In September 2023, we opened a new warehouse club in Medellín, Colombia, bringing the total number of warehouse clubs in operation by the Company to 52. In addition, the Company plans to open a warehouse club in Escuintla, Guatemala on November 30, 2023 and a warehouse club in Santa Ana, El Salvador in early 2024. Once these two new clubs are open, the Company will operate 54 warehouse clubs. Our operating segments are the United States, Central America, the Caribbean, and Colombia.

PriceSmart continues to invest in technology and talent to support the following three major drivers of growth:

1. **Invest in Remodeling Current PriceSmart Clubs, Adding New PriceSmart Locations and Opening More Distribution Centers**;
2. **Increase Membership Value**; **and**
3. **Increase Sales via PriceSmart.com and Enhanced Online, Digital and Technological Capabilities**.

Basis of Presentation – The consolidated financial statements have been prepared in accordance with the instructions to Form 10-K for annual financial reporting pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and U.S. generally accepted accounting principles ("GAAP") for annual financial information. The consolidated financial statements include the accounts of PriceSmart, Inc., a Delaware corporation, and its subsidiaries. Inter-company transactions between the Company and its subsidiaries have been eliminated in consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements of the Company included herein include the assets, liabilities and results of operations of the Company's wholly owned subsidiaries, subsidiaries in which it has a controlling interest, and the Company's joint ventures for which the Company has determined that it is the primary beneficiary. The Company's net income excludes income attributable to non-controlling interests. The Company reports non-controlling interests in consolidated entities as a component of equity separate from the Company's equity. The consolidated financial statements also include the Company's investment in, and the Company's share of the income (loss) of, joint ventures recorded under the equity method. All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the SEC and reflect all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to fairly present the financial position, results of operations and cash flows for the periods presented.

The Company determines whether any of the joint ventures in which it has made investments is a Variable Interest Entity ("VIE") at the start of each new venture and if a reconsideration event has occurred. At this time, the Company also considers whether it must consolidate a VIE and/or disclose information about its involvement in a VIE. A reporting entity must consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) and is determined to be the primary beneficiary. If the Company determines that it is not the primary beneficiary of the VIE, then the Company records its investment in, and the Company's share of the income (loss) of, joint ventures recorded under the equity method. Due to the nature of the joint ventures that the Company participates in and the continued commitments for additional financing, the Company determined these joint ventures are VIEs.

In the case of the Company's ownership interest in real estate development joint ventures, both parties to each joint venture share all rights, obligations and the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. As a result, the Company has determined that it is not the primary beneficiary of the VIEs and, therefore, has accounted for these entities under the equity method. Under the equity method, the Company's investments in unconsolidated affiliates are initially recorded as an investment in the stock of an investee at cost and are adjusted for the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of the initial investment. The Company's ownership interest in real estate development joint ventures the Company has recorded under the equity method as of August 31, 2023 are listed below:

Real Estate Development Joint Ventures	Countries	Ownership	Basis of Presentation
GolfPark Plaza, S.A.	Panama	50.0%	Equity[(1)]
Price Plaza Alajuela PPA, S.A.	Costa Rica	50.0%	Equity[(1)]

[(1)] Joint venture interests are recorded as investment in unconsolidated affiliates on the consolidated balance sheets.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions take into account historical and forward-looking factors that the Company believes are reasonable. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents – The Company considers as cash and cash equivalents all cash on deposit, highly liquid investments with a maturity of three months or less at the date of purchase and proceeds due from credit and debit card transactions in the process of settlement. In addition, the Company invests some of our cash in money market funds which are considered equity securities and are held at fair value in Cash and cash equivalents on the Consolidated Balance Sheets. The fair value of money market funds held was $100.2 million as of August 31, 2023 and $6.6 million as of August 31, 2022. We receive interest payments from the money market funds which are recorded in the Interest income line item under the Other expense caption within the Consolidated Statements of Income.

Restricted Cash – The following table summarizes the restricted cash reported by the Company (in thousands):

	August 31, 2023	August 31, 2022
Short-term restricted cash	$ 2,865	$ 3,013
Long-term restricted cash	9,353	10,650
Total restricted cash[(1)]	$ 12,218	$ 13,663

[(1)] Restricted cash consists of cash deposits held within banking institutions in compliance with federal regulatory requirements in Costa Rica and Panama. In addition, the Company is required to maintain a certificate of deposit and/or security deposits of Trinidad dollars, as measured in U.S dollars, of approximately $6.4 million with a few of its lenders as compensating balances for several U.S. dollar and euro denominated loans payable over several years. The certificates of deposit will be reduced annually commensurate with the loan balances.

Short-Term Investments – The Company considers as short-term investments, certificates of deposit and similar time-based deposits with financial institutions with maturities over three months and up to one year.

Long-Term Investments – The Company considers as long-term investments, certificates of deposit and similar time-based deposits with financial institutions with maturities over one year.

Goodwill – Goodwill totaled $43.1 million as of August 31, 2023 and $43.3 million as of August 31, 2022. The Company reviews reported goodwill at the reporting unit level for impairment. The Company tests goodwill for impairment at least annually or when events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

The changes in the carrying amount of goodwill for the year ended August 31, 2023 are as follows (in thousands):

	Amount
Goodwill at August 31, 2022	$ 43,303
Foreign currency exchange rate changes	(193)
Goodwill at August 31, 2023	$ 43,110

	Amount
Other intangibles at August 31, 2022	$ 765
Amortization	(765)
Net other intangibles at August 31, 2023	$ —
Total goodwill and other intangibles, net August 31, 2023	$ 43,110

Receivables – Receivables consist primarily of credit card receivables and receivables from vendors and are stated net of allowances for credit losses. The determination of the allowance for credit losses is based on the Company's assessment of collectability along with the consideration of current and expected market conditions that could impact collectability.

Tax Receivables – The Company pays Value Added Tax ("VAT") or similar taxes, income taxes, and other taxes within the normal course of business in most of the countries in which it operates related to the procurement of merchandise and/or services the Company acquires and/or on sales and taxable income. VAT is a form of indirect tax applied to the value added at each stage of production (primary, manufacturing, wholesale and retail). This tax is similar to, but operates somewhat differently than, sales tax paid in the United States. The Company generally collects VAT from its Members upon sale of goods and services and pays VAT to its vendors upon purchase of goods and services. Periodically, the Company submits VAT reports to governmental agencies and reconciles the VAT paid and VAT received. The net overpaid VAT may be refunded or applied to subsequent returns, and the net underpaid VAT must be remitted to the government. With respect to income taxes paid, if the estimated income taxes paid or withheld exceed the actual income tax due this creates an income tax receivable. In most countries where the Company operates, the governments have implemented additional collection procedures, such as requiring credit card processors to remit a portion of sales processed via credit and debit cards directly to the government as advance payments of VAT and/or income tax. This collection mechanism generally leaves the Company with net VAT and/or income tax receivables, forcing the Company to process significant refund claims on a recurring basis. These refund or offset processes can take anywhere from several months to several years to complete. Additionally, we are occasionally required to make payments for tax assessments that we are appealing, because we believe it is more likely than not we will ultimately prevail.

In two countries where the Company operates, minimum income tax rules require the Company to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (Alternative Minimum Tax or "AMT"). As a result, the Company is making AMT payments substantially in excess of those it would expect to pay based on taxable income. The Company had income tax receivables of $10.7 million and $11.0 million and deferred tax assets of $3.7 million and $3.5 million as of August 31, 2023 and August 31, 2022, respectively, in these countries.

In the fourth quarter of fiscal year 2023, we recorded a $7.2 million charge to settle the AMT payment dispute in one of the aforementioned countries. Of this amount, $1.0 million relates to the reserve for an income tax receivable for one of the tax years for which we sought a refund and the remaining $6.2 million is an accrual for the unpaid years of the dispute in which the Company made tax payments using the original computation based on taxable income.

While the rules related to refunds of income tax receivables in these countries are either unclear or complex, the Company has not placed any type of allowance on the recoverability of these tax receivables. Deferred tax assets or amounts that may be deemed under-paid, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests and appeals of these rules.

In one of the countries with a significant VAT receivable balance, the Company received unfavorable rulings at the supreme court level of that country denying a portion of the Company's appeals for refund of over-withholdings of VAT. After evaluating the merits of the Company's arguments, the court's decision, and probability that the other related refund appeals would receive the same judgment, the Company concluded that a total of $2.3 million of related VAT receivables would not be recoverable and this amount was written-off in the third quarter of fiscal year 2023. These charges were recorded in the Warehouse club and other expenses line item under the Selling, general and administrative caption within the consolidated statements of income.

The Company's various outstanding VAT receivables and/or income tax receivables are based on cases or appeals with their own set of facts and circumstances. The Company consults and evaluates with legal and tax advisors regularly to understand the strength of its legal arguments and probability of successful outcomes in addition to its own experience handling complex tax issues. Based on those evaluations, the Company has not placed any type of allowance on the recoverability of the remaining tax receivables or deferred tax assets, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests.

The Company's policy for classification and presentation of VAT receivables, income tax receivables and other tax receivables is as follows:

- Short-term VAT and Income tax receivables, recorded as Prepaid expenses and other current assets: This classification is used for any countries where the Company's subsidiary has generally demonstrated the ability to recover the VAT or income tax receivable within one year. The Company also classifies as short-term any approved refunds or credit notes to the extent that the Company expects to receive the refund or use the credit notes within one year.
- Long-term VAT and Income tax receivables, recorded as Other non-current assets: This classification is used for amounts not approved for refund or credit in countries where the Company's subsidiary has not demonstrated the ability to obtain refunds within one year and/or for amounts which are subject to outstanding disputes. An allowance is provided against VAT and income tax receivable balances in dispute when the Company does not expect to eventually prevail in its recovery. The Company does not currently have any allowances provided against VAT and income tax receivables.

The following table summarizes the VAT receivables reported by the Company (in thousands):

	August 31, 2023	August 31, 2022
Prepaid expenses and other current assets	$ 2,774	$ 3,890
Other non-current assets	36,060	32,460
Total amount of VAT receivables reported	$ 38,834	$ 36,350

The following table summarizes the Income tax receivables reported by the Company (in thousands):

	August 31, 2023	August 31, 2022
Prepaid expenses and other current assets	$ 17,749	$ 12,077
Other non-current assets	19,176	19,985
Total amount of income tax receivables reported	$ 36,925	$ 32,062

Lease Accounting – The Company's leases are operating leases for warehouse clubs and non-warehouse club facilities such as corporate headquarters, regional offices, and regional distribution centers. The Company determines if an arrangement is a lease and classifies it as either a finance or operating lease at lease inception. Operating leases are included in Operating lease right-of-use assets, net; Operating lease liabilities, current portion; and Long-term operating lease liabilities on the consolidated balance sheets. The Company does not have finance leases.

Operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The Company's leases generally do not have a readily determinable implicit rate; therefore, the Company uses a collateralized incremental borrowing rate at the commencement date in determining the present value of future payments. The incremental borrowing rate is based on a yield curve derived from publicly traded bond offerings for companies with credit characteristics that approximate the Company's market risk profile.

In addition, we adjust the incremental borrowing rate for jurisdictional risk derived from quoted interest rates from financial institutions to reflect the cost of borrowing in the Company's local markets. The Company's lease terms may include options to purchase, extend or terminate the lease, which are recognized when it is reasonably certain that the Company will exercise that option. The Company does not combine lease and non-lease components.

The Company measures Right-of-use ("ROU") assets based on the corresponding lease liabilities, adjusted for any initial direct costs and prepaid lease payments made to the lessor before or at the commencement date (net of lease incentives). The lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are not included in the calculation of the ROU asset and the related lease liability and are recognized as incurred. The Company's variable lease payments generally relate to amounts the Company pays for additional contingent rent based on a contractually stipulated percentage of sales.

Merchandise Inventories – Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or net realizable value. The Company provides for estimated inventory losses and obsolescence based on a percentage of sales. The provision is adjusted every reporting period to reflect the trend of actual physical inventory and cycle count results. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Stock Based Compensation – The Company utilizes three types of equity awards: restricted stock awards ("RSAs"), restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs"). Compensation related to RSAs, RSUs and PSUs is based on the fair market value at the time of grant. The Company recognizes the compensation cost related to RSAs and RSUs over the requisite service period as determined by the grant, amortized ratably or on a straight-line basis over the life of the grant. The Company also recognizes compensation cost for PSUs over the performance period of each tranche, adjusting this cost based on the Company's estimate of the probability that performance metrics will be achieved. If the Company determines that an award is unlikely to vest, any previously recorded expense is then reversed.

The Company accounts for actual forfeitures as they occur. The Company records the tax savings resulting from tax deductions in excess of expense for stock-based compensation and the tax deficiency resulting from stock-based compensation in excess of the related tax deduction as income tax expense or benefit. In addition, the Company reflects the tax savings (deficiency) resulting from the taxation of stock-based compensation as an operating cash flow in its consolidated statement of cash flows.

RSAs are outstanding shares of common stock and have the same cash dividend and voting rights as other shares of common stock. Shares of common stock subject to RSUs are not issued nor outstanding until vested, and RSUs do not have the same dividend and voting rights as common stock. However, all outstanding RSUs have accompanying dividend equivalents, requiring payment to the employees and directors with unvested RSUs of amounts equal to the dividend they would have received had the shares of common stock underlying the RSUs been actually issued and outstanding. Payments of dividend equivalents to employees are recorded as compensation expense.

PSUs, similar to RSUs, are awarded with dividend equivalents, provided that such amounts become payable only if the performance metric is achieved. At the time the Compensation Committee confirms the performance metric has been achieved, the accrued dividend equivalents are paid on the PSUs.

Treasury Stock – Shares of common stock repurchased by the Company are recorded at cost, including transaction costs and excise taxes, as treasury stock and result in the reduction of stockholders' equity in the Company's consolidated balance sheets. The Company may reissue these treasury shares as part of its stock-based compensation programs. When treasury shares are reissued, the Company uses the first in/first out ("FIFO") cost method for determining cost of the reissued shares. If the issuance price is higher than the cost, the excess of the issuance price over the cost is credited to additional paid-in capital ("APIC"). If the issuance price is lower than the cost, the difference is first charged against any credit balance in APIC from treasury stock and the balance is charged to retained earnings. During the twelve months ended August 31, 2023, the Company reissued approximately 6,333 treasury shares.

Fair Value Measurements – The Company measures the fair value for all financial and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring or nonrecurring basis. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

ASC 820, Fair Value Measurements and Disclosures, sets forth a fair value hierarchy that categorizes inputs to valuation techniques used to measure and revalue fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company was not required to revalue any assets or liabilities utilizing Level 1 or Level 3 inputs at the balance sheet dates. The Company's Level 2 assets and liabilities revalued at the balance sheet dates, on a recurring basis, consisted of cash flow hedges (interest rate swaps and cross-currency interest rate swaps) and forward foreign exchange contracts. In addition, the Company utilizes Level 2 inputs in determining the fair value of long-term debt.

Non-financial assets and liabilities are revalued and recognized at fair value subsequent to initial recognition when there is evidence of impairment. During fiscal year 2023, we recorded impairment charges of $4.8 million to mark our available-for-sale assets down to their fair market value.

The disclosure of fair value of certain financial assets and liabilities recorded at cost is as follows:

Cash and cash equivalents: The carrying value approximates fair value due to the short maturity of these instruments. The carrying value of our money market funds is the fair value based on quoted prices in active markets at the measurement date and therefore are classified as Level 1 inputs. The fair value of money market funds held was $100.2 million as of August 31, 2023 and $6.6 million as of August 31, 2022.

Short-term restricted cash: The carrying value approximates fair value due to the short maturity of these instruments.

Short-term investments: Short-term investments consists of certificates of deposit and similar time-based deposits with financial institutions with maturity dates over three months and up to twelve months. The carrying value approximates fair value due to the maturity of the underlying certificates of deposit within the normal operating cycle of the Company.

Long-term investments: Long-term investments consists of certificates of deposit and similar time-based deposits with financial institutions with maturity dates over one year. The carrying value approximates fair value due to the maturity of the underlying certificates of deposit.

Long-term restricted cash: Long-term restricted cash primarily consists of certificates of deposit with maturity dates of over a year, which are held as collateral against our long-term debt. The carrying value approximates fair value due to the maturity of the underlying certificates of deposit.

Accounts receivable: Receivables consist primarily of credit card receivables and receivables from vendors and are stated net of allowances for credit losses. The determination of the allowance for credit losses is based on the Company's assessment of collectability along with the consideration of current and expected market conditions that could impact collectability.

Short-term VAT and income tax receivables: The carrying value approximates fair value due to the short maturity of these accounts.

Long-term VAT and income tax receivables: The fair value of long-term receivables would normally be measured using a discounted cash flow analysis based on the current market interest rates for similar types of financial instruments, with an estimate of the time these receivables are expected to be outstanding. The Company is not able to provide an estimate as to the time these receivables owed to the Company by various government agencies are expected to be outstanding; therefore, the Company has not presented a fair value on the long-term VAT and income tax receivables.

Short-term debt: The carrying value approximates fair value due to the short maturity of these instruments.

Long-term debt: The fair value of debt is generally measured using a discounted cash flow analysis based on current market interest rates for similar types of financial instruments. These inputs are not quoted prices in active markets but they are either directly or indirectly observable; therefore, they are classified as Level 2 inputs. The carrying value and fair value of the Company's debt as of August 31, 2023 and August 31, 2022 is as follows (in thousands):

	August 31, 2023		August 31, 2022	
	Carrying Value	Fair Value[1]	Carrying Value	Fair Value[1]
Long-term debt, including current portion	$ 139,680	$ 133,150	$ 137,271	$ 136,479

[1] The Company has disclosed the fair value of long-term debt, including debt for which it has entered into cross-currency interest rate swaps, using the derivative obligation as of August 31, 2023 to estimate the fair value of long-term debt, which includes the effects that the cross-currency interest rate swaps have had on the fair value of long-term debt.

Derivative Instruments and Hedging Activities – The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and currency exchange rates. In using derivative financial instruments for the purpose of hedging the Company's exposure to interest and currency exchange rate risks, the contractual terms of a hedged instrument closely mirror those of the hedged item and are intended to provide a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria (effective hedge) are recorded using hedge accounting. If a derivative financial instrument is an effective hedge, changes in the fair value of the instrument will be reported in accumulated other comprehensive loss until the hedged item completes its contractual term. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of the change.

The Company did not change valuation techniques utilized in the fair value measurement of assets and liabilities presented on the Company's consolidated balance sheets from previous practice during the reporting period. The Company seeks to manage counterparty risk associated with these contracts by limiting transactions to counterparties with which the Company has an established banking relationship. There can be no assurance, however, that this practice effectively mitigates counterparty risk.

Cash Flow Instruments. The Company is a party to receive floating interest rate, pay fixed-rate interest rate swaps to hedge the interest rate risk of certain U.S. dollar denominated debt within its international subsidiaries. The swaps are designated as cash flow hedges of interest expense risk. These instruments are considered effective hedges and are recorded using hedge accounting. The Company is also a party to receive variable interest rate, pay fixed interest rate cross-currency interest rate swaps to hedge the interest rate and currency exposure associated with the expected payments of principal and interest of U.S. denominated debt within its international subsidiaries whose functional currency is other than the U.S. dollar. The swaps are designated as cash flow hedges of the currency risk and interest-rate risk related to payments on the U.S. denominated debt. These instruments are also considered to be effective hedges and are recorded using hedge accounting. Under cash flow hedging, the entire gain or loss of the derivative, calculated as the net present value of the future cash flows, is reported on the consolidated balance sheets in accumulated other comprehensive loss. Amounts recorded in accumulated other comprehensive loss are released to earnings in the same period that the hedged transaction impacts consolidated earnings. Refer to "Note 13 - Derivative Instruments and Hedging Activities" for information on the fair value of interest rate swaps and cross-currency interest rate swaps as of August 31, 2023 and August 31, 2022.

Fair Value Instruments. The Company is exposed to foreign currency exchange rate fluctuations in the normal course of business. This includes exposure to foreign currency exchange rate fluctuations on U.S. dollar denominated liabilities within the Company's international subsidiaries whose functional currency is other than the U.S. dollar. The Company manages these fluctuations, in part, through the use of non-deliverable forward foreign-exchange contracts that are intended to offset changes in cash flows attributable to currency exchange movements. The contracts are intended primarily to economically address exposure to U.S. dollar merchandise inventory expenditures made by the Company's international subsidiaries whose functional currency is other than the U.S. dollar.

Currently, these contracts are treated for accounting purposes as fair value instruments and do not qualify for derivative hedge accounting, and as such the Company does not apply derivative hedge accounting to record these transactions. As a result, these contracts are valued at fair value with unrealized gains or losses reported in earnings during the period of the change. The Company seeks to mitigate foreign currency exchange-rate risk with the use of these contracts and does not intend to engage in speculative transactions. These contracts do not contain any credit-risk-related contingent features and are limited to less than one year in duration.

Revenue Recognition – The accounting policies and other disclosures such as the disclosure of disaggregated revenues are described in "Note 3 – Revenue Recognition."

Cost of Goods Sold – The Company includes the cost of merchandise and food service and bakery raw materials in cost of goods sold - net merchandise sales. The Company also includes in cost of goods sold - net merchandise sales the external and internal distribution and handling costs for supplying merchandise, raw materials and supplies to the warehouse clubs, and, when applicable, costs of shipping to Members. External costs include inbound freight, duties, drayage, fees, insurance, and non-recoverable value-added tax related to inventory shrink, spoilage and damage. Internal costs include payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense and building and equipment depreciation at the Company's distribution facilities and payroll and other direct costs for in-club demonstrations.

For export sales, the Company includes the cost of merchandise and external and internal distribution and handling costs for supplying merchandise in cost of goods sold - exports.

Until the disposal of Aeropost in the first quarter of fiscal year 2022, the Company included the costs for the marketplace and casillero operations of external and internal shipping, handling and other direct costs incurred to provide delivery, insurance and customs processing services in cost of goods sold - non-merchandise.

Vendor consideration consists primarily of volume rebates, time-limited product promotions, cooperative marketing efforts, digital advertising, slotting fees, demonstration reimbursements and prompt payment discounts. Volume rebates and time-limited promotions are recognized on a systematic and rational allocation of the cash consideration as the Company progresses toward earning the rebate, provided the amounts to be earned are probable and reasonably estimable. Cooperative marketing efforts and digital advertising are related to consideration received by the Company from vendors for non-distinct online advertising services on the Company's website and social media platforms. Slotting fees are related to consideration received by the Company from vendors for preferential "end cap" placement of the vendor's products within the warehouse club. Demonstration reimbursements are related to consideration received by the Company from vendors for the in-club promotion of the vendors' products. The Company records the reduction in cost of goods sold on a transactional basis for these programs. On a quarterly basis, the Company calculates the amount of rebates recorded in cost of goods sold that relates to inventory on hand and this amount is reclassified as a reduction to inventory, if significant. Prompt payment discounts are taken in substantially all cases and therefore are applied directly to reduce the acquisition cost of the related inventory, with the resulting effect recorded to cost of goods sold when the inventory is sold.

Selling, General and Administrative – Selling, general and administrative costs consist primarily of expenses associated with operating warehouse clubs and freight forwarding operations. These costs include payroll and related costs, including separation costs associated with the Chief Executive Officer departure, utilities, consumable supplies, repair and maintenance, rent expense, building and equipment depreciation, bank, credit card processing fees, and amortization of intangibles. Also included in selling, general and administrative expenses are the payroll and related costs for the Company's U.S. and regional management and purchasing centers.

In December 2022, the Company announced that Sherry Bahrambeygui would resign as Chief Executive Officer effective February 3, 2023. In connection with her departure, the Company recognized a one-time separation charge of approximately $7.7 million ($7.2 million net of tax) in the second quarter of fiscal year 2023. This amount consists of approximately $4.2 million of non-cash charges related to the acceleration of certain equity awards and approximately $3.5 million for other separation costs. Given that Ms. Bahrambeygui had substantially rendered the required services per her separation agreement, the Company recorded these charges in the second quarter of fiscal year 2023. These charges were recorded in the Separation costs associated with Chief Executive Officer departure line item under the Selling, general and administrative caption within the Consolidated Statements of Income and are recorded in the Company's United States segment. The Company substantially fulfilled all payment obligations by the end of the second quarter of fiscal year 2023; however, some vesting of PSUs will occur in the first quarter of fiscal year 2024.

Pre-Opening Costs – The Company expenses pre-opening costs (the costs of start-up activities, including organization costs and rent) for new warehouse clubs as incurred.

Asset Impairment and Closure Costs – The Company periodically evaluates its long-lived assets for indicators of impairment. Management's judgments are based on market and operational conditions at the time of the evaluation and can include management's best estimate of future business activity. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair value. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. In the fourth quarter of fiscal year 2023, the Company recorded a $5.7 million charge primarily related to remeasurement of the assets of our Trinidad sustainable packaging plant to their estimated fair value upon our decision to seek to sell the plant. We planned to use the plant to increase efficiencies by eliminating intermediaries in packaging and labeling and manufacturing some of our packaging materials using compostable or recyclable inputs. However, we found that achieving economic feasibility proved challenging. Therefore, we decided to refocus our efforts on our core competencies as a retailer and redeploy plant assets we could use in our club business and seek a buyer for the remainder. The assets were written down to their estimated fair value less costs to sell and are presented within the Prepaid expenses and other current assets line within the Consolidated Balance Sheets. The impairment charges are recorded within the Asset impairment and closure costs line item within the Consolidated Statements of Income and are recorded in the Company's Caribbean segment. We believe the sale of the assets held for sale is probable within one year.

Loss Contingencies and Litigation – The Company records and reserves for loss contingencies if (a) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements and (b) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a material loss will occur, the Company does not record and reserve for a loss contingency but describes the contingency within a note and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made.

Foreign Currency Translation – The assets and liabilities of the Company's foreign operations are translated to U.S. dollars when the functional currency in the Company's international subsidiaries is the local currency and not U.S. dollars. Assets and liabilities of these foreign subsidiaries are translated to U.S. dollars at the exchange rate on the balance sheet date, and revenue, costs and expenses are translated at average rates of exchange in effect during the period. The corresponding translation gains and losses are recorded as a component of accumulated other comprehensive income or loss. These adjustments will affect net income upon the sale or liquidation of the underlying investment.

The following table discloses the net effect of translation into the reporting currency on other comprehensive loss for these local currency denominated accounts for the years ended August 31, 2023, 2022 and 2021:

	Years Ended August 31,		
	2023	**2022**	**2021**
Effects on other comprehensive income (loss) due to foreign currency restatement	$ 33,708	$ (19,034)	$ (7,837)

Monetary assets and liabilities denominated in currencies other than the functional currency of the respective entity (primarily U.S. dollars) are revalued to the functional currency using the exchange rate on the balance sheet date. These foreign exchange transaction gains (losses), including transactions recorded involving these monetary assets and liabilities, are recorded as Other income (expense) in the consolidated statements of income.

	Years Ended August 31,		
	2023	**2022**	**2021**
Currency loss	$ (15,396)	$ (7,414)	$ (5,395)

Income Taxes – The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carry-forwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized.

The Company is required to file federal and state income tax returns in the United States and various other tax returns in foreign jurisdictions. The preparation of these tax returns requires the Company to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. The Company, in consultation with its tax advisors, bases its tax returns on interpretations that are believed to be reasonable under the circumstances. The tax returns, however, are subject to routine reviews by the various federal, state and foreign taxing authorities in the jurisdictions in which the Company files its returns. As part of these reviews, a taxing authority may disagree with respect to the interpretations the Company used to calculate its tax liability and therefore require the Company to pay additional taxes.

The Company accrues an amount for its estimate of probable additional income tax liability. In certain cases, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has a 50% or less likelihood of being sustained. This requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate.

Other Taxes – The Company is subject to tax examinations for value added, sales-based, payroll and other non-income taxes and the Company is subject to ongoing examinations in various jurisdictions. In certain cases, the Company has received assessments and judgments from the respective tax authorities in connection with these examinations. Unless otherwise indicated, the Company considers based on its interpretation and application of complex tax laws, that a material liability is not probable or the possible losses or range of possible losses associated with these cases are immaterial; however, if decided adversely to the Company, could result in a liability material to the Company's consolidated financial statements. In certain countries, the Company is required to pay taxes based on a percentage of sales (Alternative Minimum Tax or "AMT") if the percentage of sales method results in a higher amount of tax payable than the amount payable based on taxable income at the statutory income tax rate. The portion of taxes based on a percentage of sales that is greater than the amount based on taxable income at the statutory income tax rate, are recorded in the Warehouse club and other expenses line item under the Selling, general and administrative caption within the consolidated statements of income.

Recent Accounting Pronouncements Adopted

There were no new accounting standards that had a material impact on the Company's consolidated financial statements during the twelve-month period ended August 31, 2023, and there were no other new accounting standards or pronouncements that were issued but not yet effective as of August 31, 2023 that the Company expects to have a material impact on its consolidated financial statements.

NOTE 3 – REVENUE RECOGNITION

The Company uses the five-step model to recognize revenue according to Accounting Standards Codification (ASC) Topic 606, "Revenue Recognition from Contracts with Customers." The five steps are:

- Identify the contract with the customer;
- Identity the performance obligation(s);
- Determine the transaction price;
- Allocate the transaction price to each performance obligation if multiple obligations exist; and
- Recognize the revenue as the performance obligations are satisfied.

Performance Obligations

The Company identifies each distinct performance obligation to transfer goods (or bundle of goods) or services. The Company recognizes revenue when (or as) it satisfies a performance obligation by transferring control of the goods or services to the customer.

Net Merchandise Sales. The Company recognizes merchandise sales revenue, net of sales taxes, on transactions where the Company has determined that it is the principal in the sale of merchandise. These transactions may include shipping commitments and/or shipping revenue if the transaction involves delivery to the customer.

Non-merchandise Sales. Until the disposal of Aeropost in the first quarter of fiscal year 2022, the Company recognized non-merchandise revenue, net of sales taxes, on transactions where the Company had determined that it was the agent in the transaction. These transactions primarily consisted of contracts the Company entered into with its customers to provide delivery, insurance and customs processing services for products its customers purchased online in the United States either directly from other vendors utilizing the vendor's website or through the Company's marketplace site. Revenue was recognized when the Company's performance obligations were completed (that is when delivery of the items have been made to the destination point) and was recorded in "non-merchandise revenue" on the consolidated statements of income. Prepayment for orders for which the Company had not fulfilled its performance obligation were recorded as deferred income. Additionally, the Company recorded revenue at the net amounts retained, i.e., the amount paid by the customer less amounts remitted to the respective merchandise vendors, as the Company was acting as an agent and was not the principal in the sale of those goods being purchased from the vendors by the Company's customers.

Membership Fee Revenue. Membership income represents annual membership fees paid by the Company's warehouse club Members, which are recognized ratably over the 12-month term of the membership. Our membership policy allows for Members to cancel their membership in the first 60 days and receive a full refund. After the 60-day period, membership refunds are prorated over the remaining term of the membership. The Company has significant experience with membership refund patterns and expects membership refunds will not be material. Therefore, no refund reserve was required for the periods presented. Membership fee revenue is included in membership income in the Company's consolidated statements of income. The deferred membership fee is included in deferred income in the Company's consolidated balance sheets.

Platinum Points Reward Programs. The Company currently offers Platinum Memberships in all of its markets. The annual fee for a Platinum Membership is approximately $75. The Platinum Membership provides Members with a 2% rebate on most items, up to an annual maximum of $500. The rebate is issued annually to Platinum Members on March 1 and expires August 31. Platinum Members can apply this rebate to future purchases at the warehouse club during the redemption period. The Company records this 2% rebate as a reduction of revenue at the time of the sales transaction. Accordingly, the Company has reduced warehouse sales and has accrued a liability within other accrued expenses and other current liabilities, platinum rewards. The Company has determined that breakage revenue is 5% of the awards issued; therefore, it records 95% of the Platinum Membership liability at the time of sale. Annually, the Company reviews for expired unused rebates outstanding, and the expired unused rebates are recognized as "Other revenue and income" on the consolidated statements of income.

Co-branded Credit Card Points Reward Programs. Most of the Company's subsidiaries have points reward programs related to co-branded credit cards. These points reward programs provide incremental points that can be used at a future time to acquire merchandise within the Company's warehouse clubs. This results in two performance obligations, the first performance obligation being the initial sale of the merchandise or services purchased with the co-branded credit card and the second performance obligation being the future use of the points rewards to purchase merchandise or services. As a result, upon the initial sale, the Company allocates the transaction price to each performance obligation with the amount allocated to the future use points rewards recorded as a contract liability within other accrued expenses and other current liabilities on the consolidated balance sheet. The portion of the selling price allocated to the reward points is recognized as Net merchandise sales when the points are used or when the points expire. The Company reviews on an annual basis expired points rewards outstanding, and the expired rewards are recognized as Net merchandise sales on the consolidated statements of income within markets where the co-branded credit card agreement allows for such treatment.

Gift Cards. Members' purchases of gift cards to be utilized at the Company's warehouse clubs are not recognized as sales until the card is redeemed and the customer purchases merchandise using the gift card. The outstanding gift cards are reflected as other accrued expenses and other current liabilities in the consolidated balance sheets. These gift cards generally have a one-year stated expiration date from the date of issuance and are generally redeemed prior to expiration. However, the absence of a large volume of transactions for gift cards impairs the Company's ability to make a reasonable estimate of the redemption levels for gift cards; therefore, the Company assumes a 100% redemption rate prior to expiration of the gift card. The Company periodically reviews unredeemed outstanding gift cards, and the gift cards that have expired are recognized as "Other revenue and income" on the consolidated statements of income.

Co-branded Credit Card Revenue Sharing Agreements. As part of the co-branded credit card agreements that the Company has entered into with financial institutions within its markets, the Company often enters into revenue sharing agreements. As part of these agreements, in some countries, the Company receives a portion of the interest income generated from the average outstanding balances on the co-branded credit cards from these financial institutions ("interest generating portfolio" or "IGP"). The Company recognizes its portion of interest received as revenue during the period it is earned. The Company has determined that this revenue should be recognized as "Other revenue and income" on the consolidated statements of income.

Determining the Transaction Price

The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimate into the determination of the transaction price. The Company may offer sales incentives to customers, including discounts. For retail transactions, the Company has significant experience with returns and refund patterns and relied on this experience in its determination that expected returns are not material; therefore, returns are not factored when determining the transaction price.

Discounts given to customers are usually in the form of coupons and instant markdowns and are recognized as redeemed and recorded in contra revenue accounts, as they are part of the transaction price of the merchandise sale. Manufacturer coupons that are available for redemption at all retailers are not recorded as a reduction to the sale price of merchandise. Manufacturer coupons or discounts that are specific to the Company are recorded as a reduction to the cost of sales.

Agent Relationships

The Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether it is appropriate in these arrangements to record the gross amount of merchandise sales and related costs, or the net amount earned as commissions. When the Company is considered the principal in a transaction, revenue is recorded gross; otherwise, revenue is recorded on a net basis. The Company's Non-merchandise Sales revenues are recorded on a net basis.

Significant Judgments

For arrangements that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative standalone selling price basis. During fiscal year 2023, there were no revenue transactions that required significant judgement.

Incremental costs to obtain contracts are not material to the Company.

Policy Elections

In addition to those previously disclosed, the Company has made the following accounting policy elections and practical expedients:

- Taxes - The Company excludes from the transaction price any taxes collected from customers that are remitted to taxing authorities.
- Shipping and Handling Charges - Charges that are incurred after the customer obtains control of goods are deemed costs required to complete our performance obligation. Therefore, the Company considers the act of shipping after the customer obtains control of goods to not be a separate performance obligation. These shipping and handling costs are classified as "Costs of goods sold" in the consolidated statements of income because they are incurred to fulfill a revenue obligation.
- Time Value of Money - The Company's payment terms are less than one year from the transfer of goods. Therefore, the Company does not adjust promised amounts of consideration for the effects of the time value of money.

Contract Performance Liabilities

Contract performance liabilities as a result of transactions with customers primarily consist of deferred membership income, other deferred income, deferred gift card revenue, Platinum points programs, and liabilities related to co-branded credit card points rewards programs and are included in deferred income and other accrued expenses and other current liabilities in the Company's consolidated balance sheets. The following table provides these contract balances from transactions with customers as of the dates listed (in thousands):

	Contract Liabilities	
	August 31, 2023	August 31, 2022
Deferred membership income	$ 31,079	$ 28,000
Other contract performance liabilities	$ 12,347	$ 10,473

Disaggregated Revenues

In the following table, net merchandise sales are disaggregated by merchandise category (in thousands):

	Years Ended		
	August 31, 2023	August 31, 2022	August 31, 2021
Foods & Sundries	$ 2,148,584	$ 1,947,734	$ 1,736,509
Fresh Foods	1,262,132	1,145,920	1,003,694
Hardlines	454,207	443,311	409,644
Softlines	230,950	227,371	175,505
Other Business	204,833	180,481	140,090
Net Merchandise Sales	$ 4,300,706	$ 3,944,817	$ 3,465,442

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost. The historical cost of acquiring an asset includes the costs incurred to bring it to the condition and location necessary for its intended use. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. The useful life of fixtures and equipment ranges from 3 to 15 years and that of certain components of building improvements and buildings from 10 to 40 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term where management believes it is reasonably certain that the renewal option in the underlying lease will be exercised because an economic penalty may be incurred if the option is not exercised. The sale or purchase of property and equipment is recognized upon legal transfer of property.

Property and equipment consist of the following (in thousands):

	August 31, 2023	August 31, 2022
Land	$ 238,374	$ 224,278
Building and improvements	650,060	592,749
Fixtures and equipment	385,100	343,859
Construction in progress	99,545	42,602
Total property and equipment, historical cost	1,373,079	1,203,488
Less: accumulated depreciation	(522,751)	(446,247)
Property and equipment, net	$ 850,328	$ 757,241

Depreciation and amortization expense (in thousands):

	Years Ended August 31,		
	2023	2022	2021
Depreciation expense, Property and equipment	$ 71,933	$ 66,255	$ 62,579
Amortization expense, Intangible assets	765	1,613	2,404
Total depreciation and amortization expense	$ 72,698	$ 67,868	$ 64,983

The Company capitalizes interest on expenditures for qualifying assets over a period that covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost is being incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The amount capitalized in an accounting period is determined by applying the Company's consolidated capitalization rate (average interest rate) to the average amount of accumulated expenditures for the qualifying asset, for each country, during the period. The capitalization rates are based on the interest rates applicable to borrowings outstanding during the period.

Total interest capitalized (in thousands):

	Balance as of	
	August 31, 2023	August 31, 2022
Total interest capitalized	$ 15,426	$ 12,934

Total interest capitalized (in thousands):

	Years Ended August 31,		
	2023	2022	2021
Interest capitalized	$ 2,083	$ 1,263	$ 2,282

A summary of asset disposal activity for fiscal years 2023, 2022 and 2021 is as follows (in thousands):

	Historical Cost	Accumulated Depreciation	Proceeds from disposal	Loss recognized
Fiscal Year 2023	$ 11,484	$ 10,379	$ 361	$ (744)
Fiscal Year 2022	$ 12,785	$ 11,327	$ 193	$ (1,265)
Fiscal Year 2021	$ 10,946	$ 9,534	$ 385	$ (1,027)

The Company also recorded within accounts payable and other accrued expenses approximately $3.9 million and $0.6 million, respectively, as of August 31, 2023 and $2.2 million and $0.9 million, respectively, as of August 31, 2022 of liabilities related to the acquisition and/or construction of property and equipment.

NOTE 5 – EARNINGS PER SHARE

The Company presents basic net income per share using the two-class method. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders and that determines basic net income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings that would have been available to common stockholders. A participating security is defined as a security that may participate in undistributed earnings with common stock. The Company's capital structure includes securities that participate with common stock on a one-for-one basis for distribution of dividends. These are the restricted stock awards ("RSAs"), restricted stock units ("RSUs") and performance stock units ("PSUs") issued pursuant to the 2013 Equity Incentive Award Plan, provided that the Company does not include PSUs as participating securities until the performance conditions have been met. RSAs are outstanding shares of common stock and have the same cash dividend and voting rights as other shares of common stock. Shares of common stock subject to RSUs are not issued nor outstanding until vested, and RSUs do not have the same dividend and voting rights as common stock. However, all outstanding RSUs have accompanying dividend equivalents, requiring payment to the employees and directors with unvested RSUs of amounts equal to the dividend they would have received had the shares of common stock underlying the RSUs been actually issued and outstanding. PSUs, similar to RSUs, are awarded with dividend equivalents, provided that such amounts become payable only if the performance metric is achieved. At the time the Compensation Committee confirms the performance metric has been achieved, the corresponding dividend equivalents are paid on the PSUs. The Company determines the diluted net income per share by using the more dilutive of the two class-method or the treasury stock method and by including the basic weighted average of outstanding performance stock units in the calculation of diluted net income per share under the two-class method and including all potential common shares assumed issued in the calculation of diluted net income per share under the treasury stock method.

The following table sets forth the computation of net income per share attributable to PriceSmart for the twelve months ended August 31, 2023, 2022 and 2021 (in thousands, except per share amounts):

	Years Ended August 31,		
	2023	2022	2021
Net income attributable to PriceSmart, Inc.	$ 109,205	$ 104,534	$ 97,963
Less: Allocation of income to unvested stockholders	(1,311)	(1,245)	(1,282)
Net income attributable to PriceSmart, Inc. available for distribution	$ 107,894	$ 103,289	$ 96,681
Basic weighted average shares outstanding	30,763	30,591	30,403
Add dilutive effect of performance stock units (two-class method)	23	9	—
Diluted average shares outstanding	30,786	30,600	30,403
Basic net income per share	$ 3.51	$ 3.38	$ 3.18
Diluted net income per share	$ 3.50	$ 3.38	$ 3.18

NOTE 6 – STOCKHOLDERS' EQUITY

Dividends

The following table summarizes the dividends declared and paid during fiscal years 2023, 2022 and 2021 (amounts are per share):

| | | First Payment | | | Second Payment | | |
| | | Record | Date | | Record | Date | |
Declared	Amount	Date	Paid	Amount	Date	Paid	Amount
2/3/2023	$ 0.92	2/16/2023	2/28/2023	$ 0.46	8/15/2023	8/31/2023	$ 0.46
2/3/2022	$ 0.86	2/15/2022	2/28/2022	$ 0.43	8/15/2022	8/31/2022	$ 0.43
2/4/2021	$ 0.70	2/15/2021	2/26/2021	$ 0.35	8/15/2021	8/31/2021	$ 0.35

The Company anticipates the ongoing payment of semi-annual dividends in subsequent periods, although the actual declaration of future dividends, if any, the amount of such dividends, and the establishment of record and payment dates is subject to final determination by the Board of Directors at its discretion after its review of the Company's financial performance and anticipated capital requirements, taking into account the uncertain macroeconomic conditions on our results of operations and cash flows.

Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The following tables disclose the effects on accumulated other comprehensive loss of each component of other comprehensive income (loss), net of tax (in thousands):

	Attributable to PriceSmart	Non-controlling Interests	Total
Ending balance, August 31, 2020	$ (176,820)	$ 134	$ (176,686)
Foreign currency translation adjustments	(7,837)	117	(7,720)
Defined benefit pension plans [1]	(230)	—	(230)
Derivative instruments [2]	2,252	—	2,252
Amounts reclassified from accumulated other comprehensive loss	127	—	127
Ending balance, August 31, 2021	$ (182,508)	$ 251	$ (182,257)
Foreign currency translation adjustments	(19,034)	3	(19,031)
Defined benefit pension plans [1]	(341)	—	(341)
Derivative instruments [2]	6,170	—	6,170
Amounts reclassified from accumulated other comprehensive loss	127	—	127
Sale of Aeropost	—	(254)	(254)
Ending balance, August 31, 2022	$ (195,586)	$ —	$ (195,586)
Foreign currency translation adjustments	33,708	—	33,708
Defined benefit pension plans [1]	(1,819)	—	(1,819)
Derivative instruments [2]	(443)	—	(443)
Amounts reclassified from accumulated other comprehensive loss	148	—	148
Ending balance, August 31, 2023	$ (163,992)	$ —	$ (163,992)

[1] Amounts reclassified from accumulated other comprehensive income (loss) related to the minimum pension liability are included in warehouse club and other operations in the Company's consolidated statements of income.

[2] Refer to "Note 13 - Derivative Instruments and Hedging Activities."

Retained Earnings Not Available for Distribution

The following table summarizes retained earnings designated as legal reserves of various subsidiaries which cannot be distributed as dividends to PriceSmart, Inc. according to applicable statutory regulations (in thousands):

	August 31, 2023	August 31, 2022
Retained earnings not available for distribution	$ 9,110	$ 8,648

Share Repurchase Program

In July 2023 we announced a program authorized by our Board of Directors to repurchase up to $75 million of our common stock. Subsequent to our fiscal year that ended on August 31, 2023, we successfully completed the program. We purchased a total of approximately 1,007,000 shares of our common stock under the program. The repurchases were made on the open market pursuant to a trading plan established pursuant to Rule 10(b)5-1 under the Securities Exchange Act of 1934, as amended, which permits common stock to be repurchased at a time that we might otherwise be precluded from doing so under insider trading laws or self-imposed trading restrictions. We do not expect to continue repurchases or adopt a new repurchase plan at this time. However, the Board of Directors could choose to commence another program in the future at its discretion after its review of the Company's financial performance and anticipated capital requirements.

Share repurchase activity under the Company's repurchase programs for the periods indicated was as follows (total cost in thousands):

	Years Ended	
	August 31, 2023	August 31, 2022
Number of common shares acquired	71,530	—
Average price per common share acquired	$ 78.54	$ —
Total cost of common share acquired	$ 5,618	$ —

NOTE 7 – POST EMPLOYMENT PLANS

Defined Contribution Plans

PriceSmart offers a defined contribution 401(k) retirement plan to its U.S. employees, including warehouse club employees in the U.S. Virgin Islands, which auto-enrolls employees in the plan immediately on the first day of employment. The Company makes non-discretionary contributions to the 401(k) plan with a 4% "Company Contribution" based on the employee's salary regardless of the employee's own contributions to the plan up to the IRS maximum allowed. The Company also makes incremental non-discretionary contributions to the 401(k) plan to the employees who defer up to 2% of their salary. Employer contributions to the 401(k) plan for the Company's U.S. employees were $2.9 million during fiscal years 2023 and 2022, and $2.6 million during fiscal year 2021.

PriceSmart also offers defined contribution retirement plans in many of its subsidiaries. The Company makes non-discretionary contributions to these plans based on the employee's salary, regardless of the employee's own contributions to the plan, up to the maximum allowed. The expenses associated with the plans for the Company's non-U.S. employees were $4.5 million, $3.6 million and $3.0 million during fiscal years 2023, 2022 and 2021, respectively.

Defined Benefit Plans

The Company's subsidiaries located in three countries have unfunded post-employment benefit plans (defined benefit plans) in which the subsidiary is required to pay a specified benefit upon retirement, voluntary departure or death of the employee. The amount of the benefit is predetermined by a formula based on the employee's earnings history, tenure of service and age. Because the obligation to provide benefits arises as employees render the services necessary to earn the benefits pursuant to the terms of the plan, the Company recognizes the cost of providing the benefits over the projected employee service periods. These payments are only due if an employee reaches certain thresholds, such as tenure and/or age. Therefore, these plans are treated as defined benefit plans. For these defined benefit plans, the Company has engaged actuaries to assist with estimating the current costs associated with these future benefits. The liabilities for these unfunded plans are recorded as non-current liabilities.

The following table summarizes the amount of the funding obligation and the line items in which it is recorded on the consolidated balance sheets as of August 31, 2023 and 2022 and consolidated statements of income for the fiscal years ended August 31, 2023, 2022 and 2021 (in thousands):

	Other Long-Term Liability		Accumulated Other Comprehensive Loss		Operating Expenses		
	August 31,				Year Ended August 31,		
	2023	2022	2023	2022	2023	2022	2021
Start of period	$ (2,976)	$ (2,298)	$ 1,205	$ 897	$ —	$ —	$ —
Service cost	(303)	(205)	—	—	365	315	229
Interest cost	(139)	(129)	—	—	139	129	104
Prior service cost (including amortization)	—	—	(26)	(36)	26	36	55
Actuarial gains/(losses)	(2,425)	(344)	2,425	344	122	92	72
Totals	$ (5,843)	$ (2,976)	$ 3,604	$ 1,205 [1]	$ 652	$ 572	$ 460

[1] The Company has recorded a deferred tax asset of $1,106,000 and $377,000 as of August 31, 2023 and 2022, respectively, relating to the unrealized expense on defined benefit plans. The Company also recorded accumulated other comprehensive loss, net of tax, for $(2,500,000) and $(829,000) as of August 31, 2023 and 2022, respectively. The primary driver of the recorded accumulated other comprehensive loss was a change in assumption for our Trinidad and Tobago post-employment benefit plan in which we expect less turnover from our employees.

The valuation assumptions used to calculate the liability for the defined benefit plans differ based on the country where the plan applies. These assumptions are summarized as follows:

	Year Ended August 31,	
Valuation Assumptions:	**2023**	**2022**
Discount rate	4.6% to 6.4%	3.5% to 6.4%
Future salary escalation	3.0% to 5.2%	3.0% to 4.5%
Percentage of employees assumed to withdraw from Company without a benefit ("turnover")	6.7% to 15.0%	6.7% to 15.0%
Percentage of employees assumed to withdraw from Company with a benefit ("disability")	0.5% to 1.5%	0.5% to 6.6%

For the fiscal year ending August 31, 2024, the Company expects to recognize, as components of net periodic benefit cost, the following amounts currently recorded in accumulated other comprehensive loss (in thousands):

Prior service cost	$	26
Amortization of actuarial loss		539
	$	565

Other Post-Employment Benefit Plans

Some of the Company's subsidiaries are parties to funded and unfunded post-employment benefit plans based on services that the employees have rendered. These plans require the Company to pay a specified benefit on retirement, voluntary departure or death of the employee, or monthly payments to an external fund manager. The amount of these payments is predetermined by a formula based on the employee's earnings history and tenure of service. Because the obligation to provide benefits arises as employees render the services necessary to earn the benefits pursuant to the terms of the plan, the cost associated with providing the benefits is recognized as the employee provides those services. The employees' rights to receive payment on these plans are not dependent on their reaching certain thresholds like age or tenure. Therefore, these plans are not treated as defined benefit plans. For these post-employment benefit plans, the Company has accrued liabilities that are recorded as accrued salaries and benefits and other long-term liabilities.

The following table summarizes the amounts recorded on the balance sheet and amounts expensed on the consolidated statements of income (in thousands):

	Accrued Salaries and Benefits		Other Long-Term Liability		Restricted Cash Held [1]		Operating Expenses		
	Years Ended August 31,								
	2023	2022	2023	2022	2023	2022	2023	2022	2021
Other Post Employment Plans	$ 738	$ 522	$ 5,077	$ 4,567	$ 4,859	$ 4,382	$ 1,754	$ 1,423	$ 1,447

[1] With some locations, local statutes require the applicable Company subsidiary to deposit cash in its own name with designated fund managers. The funds earn interest, which the Company recognizes as interest income.

NOTE 8 – STOCK BASED COMPENSATION

Stock Based Compensation – The Company utilizes three types of equity awards: restricted stock awards ("RSAs"), restricted stock units ("RSUs") and performance based restricted stock units ("PSUs"). Refer "Note 2 - Summary of Significant Accounting Policies."

The Company adopted the 2013 Equity Incentive Award Plan (the "2013 Plan") for the benefit of its eligible employees, consultants and non-employee directors on January 22, 2013. The 2013 Plan provides for awards covering up to 1.1 million shares of common stock plus the number of shares that remained available for issuance as of January 22, 2013 under three equity participation plans previously maintained by the Company. The 2013 plan was amended in fiscal years 2021 to increase the number of shares of Common Stock available for the grant of awards by 500,000 shares and further amended in fiscal year 2023 to increase the number of shares of Common Stock available for the grant of awards by an additional 750,000 shares. The number of shares reserved for issuance under the 2013 Plan increases during the term of the plan by the number of shares relating to awards outstanding under the 2013 Plan or any of the prior plans that expire, or are forfeited, terminated, canceled or repurchased, or are settled in cash in lieu of shares. However, in no event will more than an aggregate of 2,966,867 shares of the Company's common stock be issued under the 2013 Plan.

The following table summarizes the shares authorized and shares available for future grants:

		Shares available to grant	
	Shares authorized for issuance as of August 31, 2023 (including shares originally authorized for issuance under prior plans)	August 31, 2023	August 31, 2022
2013 Plan	2,317,923	1,223,574	549,319

The following table summarizes the components of the stock-based compensation expense for the twelve-month periods ended August 31, 2023, 2022 and 2021 (in thousands), which are included in general and administrative expense and warehouse club and other operations in the consolidated statements of income:

	Years Ended August 31,		
	2023	**2022**	**2021**
Restricted stock awards	$ 10,641	$ 9,378	$ 11,010
Restricted stock units	3,701	3,519	3,939
Performance-based restricted stock units	2,232	3,906	3,475
Stock-based compensation expense	$ 16,574	$ 16,803	$ 18,424

The following tables summarize other information related to stock-based compensation:

	Balance as of		
	August 31, 2023	**August 31, 2022**	**August 31, 2021**
Remaining unrecognized compensation cost (in thousands)	$ 15,386	$ 18,478	$ 16,349
Weighted average period of time over which this cost will be recognized (years)	2	2	2

	Years Ended August 31,		
	2023	**2022**	**2021**
Excess tax benefit (deficiency) on stock-based compensation (in thousands)	$ (2,787)	$ (2,259)	$ (778)

The restricted stock awards and units generally vest over a three-year period and the unvested portion of the award is forfeited if the employee or non-employee director leaves the Company before the vesting period is completed.

Restricted stock awards, restricted stock units, and performance-based restricted stock units activity for the twelve-months ended August 31, 2023, 2022 and 2021 was as follows:

	Years Ended		
	August 31, 2023	**August 31, 2022**	**August 31, 2021**
Grants outstanding at beginning of period	361,822	375,622	415,869
Granted	365,850	261,204	166,160
Forfeited	(118,577)	(16,184)	(12,436)
Vested	(266,354)	(258,820)	(193,971)
Grants outstanding at end of period	342,741	361,822	375,622

The following table summarizes the weighted average per share grant date fair value for restricted stock awards, restricted stock units, and performance based restricted stock units for fiscal years 2023, 2022 and 2021:

	Years Ended		
Weighted Average Grant Date Fair Value	**August 31, 2023**	**August 31, 2022**	**August 31, 2021**
RSAs, RSUs, and PSUs granted	$ 63.93	$ 76.85	$ 79.02
RSAs, RSUs, and PSUs vested	$ 70.26	$ 72.69	$ 70.03
RSAs, RSUs, and PSUs forfeited	$ 66.14	$ 69.70	$ 70.56

The following table summarizes the total fair market value of restricted stock awards, restricted stock units, and performance based restricted stock units vested for the period (in thousands):

| | Years Ended | | |
	August 31, 2023	August 31, 2022	August 31, 2021
Total fair market value of restricted stock awards and units vested (in thousands)	$ 19,325	$ 18,422	$ 17,478

At the vesting dates for restricted stock awards to employees, the Company repurchases a portion of the shares that have vested at the prior day's closing price per share, with the funds used to pay the employees' tax withholding requirements related to the vesting of restricted stock awards. The Company expects to continue this practice going forward.

Shares of common stock repurchased by the Company are recorded at cost as treasury stock and result in the reduction of stockholders' equity in the Company's consolidated balance sheets. The Company may reissue these treasury shares.

The following table summarizes the equity securities repurchased during fiscal years 2023, 2022 and 2021 as part of the Company's stock-based compensation programs:

| | Years Ended | | |
	August 31, 2023	August 31, 2022	August 31, 2021
Shares repurchased	99,998	88,415	62,282
Cost of repurchase of shares (in thousands)	$ 7,245	$ 6,259	$ 5,542

The Company reissues treasury shares as part of its stock-based compensation programs. The following table summarizes the treasury shares reissued during the period:

| | Years Ended | | |
	August 31, 2023	August 31, 2022	August 31, 2021
Reissued treasury shares	6,333	8,314	96,400

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company and its subsidiaries are subject to legal proceedings, claims and litigation arising in the ordinary course of business related to the Company's operations and property ownership. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit. The Company believes that the final disposition of these matters will not have a material adverse effect on its financial position, results of operations or liquidity. It is possible, however, that the Company's results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to such matters.

The Company establishes an accrual for legal proceedings if and when those matters reach a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company monitors those matters for developments that would affect the likelihood of a loss and the accrued amount, if any, thereof, and adjusts the amount as appropriate. If the loss contingency at issue is not both probable and reasonably estimable, the Company does not establish an accrual, but will continue to monitor the matter for developments that will make the loss contingency both probable and reasonably estimable. If it is at least a reasonable possibility that a material loss will occur, the Company will provide disclosure regarding the contingency.

Income Taxes

The Company is required to file federal and state tax returns in the United States and various other tax returns in foreign jurisdictions. The preparation of these tax returns requires the Company to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. The Company, in consultation with its tax advisors, bases its tax returns on interpretations that are believed to be reasonable under the circumstances. The tax returns, however, are subject to routine reviews by the various taxing authorities in the jurisdictions in which the Company files its returns. As part of these reviews, a taxing authority may disagree with the interpretations the Company used to calculate its tax liability and therefore require the Company to pay additional taxes.

The Company accrues an amount for its estimate of probable additional income tax liability. In certain cases, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained (refer to "Note 10 - Income Taxes for additional information").

In evaluating the exposure associated with various non-income tax filing positions, the Company accrues for probable and estimable exposures for non-income tax related tax contingencies. As of August 31, 2023 and 2022, the Company has recorded within other accrued expenses and other current liabilities a total of $9.6 million and $1.1 million, respectively, for various non-income tax related tax contingencies. In the fourth quarter of fiscal year 2023, we recorded a $7.2 million charge to settle an AMT payment dispute in one of the aforementioned countries. Of this amount, $1.0 million is a reserve recorded against an income tax receivable for one of the tax years for which we sought a refund and the remaining $6.2 million is an accrual for the unpaid years of the dispute in which the Company made tax payments using the original computation based on taxable income. Additionally, as part of the settlement, the Company agreed to pay AMT on a go-forward basis and accrued $2.0 million for fiscal year 2023.

While the Company believes the recorded liabilities are adequate, there are inherent limitations in projecting the outcome of litigation, in estimating probable additional income tax liability taking into account uncertain tax positions and in evaluating the probable additional tax associated with various non-income tax filing positions. As such, the Company is unable to make a reasonable estimate of the sensitivity to change of estimates affecting its recorded liabilities. As additional information becomes available, the Company assesses the potential liability and revises its estimates as appropriate.

Other Commitments

The Company is committed under non-cancelable operating leases for the rental of facilities and land. Refer to "Note 12 – Leases".

The Company also committed to non-cancelable construction service obligations for various warehouse club developments and expansions. As of August 31, 2023 and August 31, 2022, the Company had approximately $11.3 million and $16.5 million, respectively, in contractual obligations for construction services not yet rendered.

As of August 31, 2023, the Company has signed one lease agreement which has not commenced related to the relocation of its warehouse club in Miraflores, Guatemala. As part of the agreement, the landlord has agreed to build a shell building which is estimated to be delivered in the first half of calendar year 2025. The lease will have a term of approximately 20 years and will commence upon delivery of the shell building to the Company. Per the lease agreement, the Company will pay monthly fixed base rent payments which increase annually based on the Consumer Price Index. The Company will also pay variable rent payments if the yearly warehouse sales for the location are in excess of a certain threshold. A collateralized incremental borrowing rate was used to determine the present value of estimated future minimum lease commitments. The present value of estimated future minimum lease commitments for this lease are as follows (in thousands):

Years Ended August 31,	Amount
2024	$ —
2025	276
2026	1,604
2027	1,558
2028	1,513
Thereafter	20,013
Total future lease payments	$ 24,964

From time to time, the Company has entered into general land purchase and land purchase option agreements. The Company's land purchase agreements are typically subject to various conditions, including, but not limited to, the ability to obtain necessary governmental permits or approvals. A deposit under an agreement is typically returned to the Company if all permits or approvals are not obtained. Generally, the Company has the right to cancel any of its agreements to purchase land without cause by forfeiture of some or all of the deposits it has made pursuant to the agreement. As of August 31, 2023, the Company had entered into four land purchase agreements that, if completed, would result in the use of approximately $14.0 million in cash. Lastly, the Company has one lease option agreement for one additional warehouse club.

Refer to "Note 15 - Unconsolidated Affiliates" for a description of additional capital contributions that may be required in connection with joint ventures to develop commercial centers adjacent to PriceSmart warehouse clubs in Panama and Costa Rica.

NOTE 10 – INCOME TAXES

Income from continuing operations before provision for income taxes and loss of unconsolidated affiliates includes the following components (in thousands):

	Years Ended August 31,		
	2023	2022	2021
United States	$ 57,941	$ 55,667	$ 33,818
Foreign	111,270	100,754	113,368
Income from continuing operations before provision for income taxes and loss of unconsolidated affiliates	$ 169,211	$ 156,421	$ 147,186

Significant components of the income tax provision are as follows (in thousands):

		Years Ended August 31,				
		2023		**2022**		**2021**
Current:						
U.S. tax expense	$	21,604	$	20,824	$	16,904
Foreign tax expense		41,639		34,334		35,918
Total	$	63,243	$	55,158	$	52,822
Deferred:						
U.S. tax benefit	$	(11,958)	$	(11,894)	$	(10,212)
U.S. valuation allowance change		12,598		11,823		9,777
Foreign tax benefit		(3,935)		(3,259)		(3,125)
Foreign valuation allowance change		3		30		(293)
Total	$	(3,292)	$	(3,300)	$	(3,853)
Provision for income taxes	$	59,951	$	51,858	$	48,969

The reconciliation of income tax computed at the Federal statutory tax rate to the provision for income taxes is as follows (in percentages):

	Years Ended August 31,		
	2023	**2022**	**2021**
Federal tax provision at statutory rates	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	0.3	0.2	0.1
Differences in foreign tax rates	6.8	7.1	6.9
Permanent items and other adjustments	(0.1)	(2.6)	(2.2)
Increase in valuation allowance	7.4	7.5	7.5
Provision for income taxes	35.4 %	33.2 %	33.3 %

Significant components of the Company's deferred tax assets as of August 31, 2023 and 2022 are shown below (in thousands):

	August 31,	
	2023	**2022**
Deferred tax assets:		
Foreign tax credits	$ 43,632	$ 32,322
Deferred compensation	1,664	1,782
U.S. timing differences	6,845	7,746
Foreign net operating losses	4,911	5,026
Foreign timing differences:		
Accrued expenses and other timing differences	9,365	9,937
Depreciation and amortization	15,160	13,019
Deferred income	7,338	7,749
Gross deferred tax assets	88,915	77,581
U.S. deferred tax liabilities (depreciation and other timing differences)	(3,035)	(2,273)
Foreign deferred tax liabilities netted against deferred tax assets	(5,552)	(8,697)
U.S. valuation allowance	(43,860)	(33,824)
Foreign valuation allowance	(4,430)	(4,432)
Net deferred tax assets	$ 32,038	$ 28,355

For fiscal year 2023, the effective tax rate was 35.4%. The increase in the effective rate versus the prior year was primarily attributable to the comparably favorable impact of 2.0% due to a greater portion of income falling into lower tax jurisdictions, offset by the comparably unfavorable impact of 1.8% from the AMT settlement and 2.2% from asset impairment and related closure costs.

For fiscal year 2023, management concluded that a valuation allowance continues to be necessary for certain U.S. and foreign deferred tax assets primarily because of the existence of negative objective evidence, such as the fact that certain subsidiaries are in a cumulative loss position for the past three years, and the determination that certain net operating loss carryforward periods are not sufficient to realize the related deferred tax assets. The Company factored into its analysis the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with its business. The Company had net foreign deferred tax assets of $26.8 million and $22.6 million as of August 31, 2023 and 2022, respectively.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted to the U.S. The Company considers earnings to be permanently reinvested for any jurisdiction where distribution from a foreign affiliate would cause additional tax cost, and management has no plans to repatriate the related undistributed earnings and profits from these foreign affiliates. As of August 31, 2023 and 2022 the undistributed earnings of these foreign subsidiaries are approximately $369.6 million and $335.5 million, respectively.

The Company accrues for the estimated additional amount of taxes for uncertain income tax positions if the likelihood of sustaining the tax position does not meet the more-likely-than-not-standard for recognition of tax benefits. These positions are recorded as unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Years Ended August 31,		
	2023	**2022**	**2021**
Balance at beginning of fiscal year	$ 5,041	$ 3,911	$ 4,573
Gross increase - tax positions in prior period	35	264	135
Gross decrease - tax positions in prior period	—	—	(306)
Additions based on tax positions related to the current year	143	1,356	333
Expiration of the statute of limitations for the assessment of taxes	(474)	(490)	(824)
Balance at end of fiscal year	$ 4,745	$ 5,041	$ 3,911

As of August 31, 2023, the liability for income taxes associated with unrecognized tax benefits was $4.7 million and can be reduced by $1.4 million of tax benefits recorded as deferred tax assets and liabilities. The total $4.7 million unrecognized tax benefit includes $300,000 of associated timing adjustments. The net amount of $4.4 million would, if recognized, favorably affect the Company's financial statements and favorably affect the Company's effective income tax rate.

The Company recognizes interest and/or penalties related to unrecognized tax benefits in income tax expense. As of August 31, 2023 and 2022, the Company had accrued an additional $1.6 million and $1.5 million, respectively, for the payment of interest and penalties related to the above-mentioned unrecognized tax benefits.

The Company expects changes in the amount of unrecognized tax benefits in the next 12 months as the result of a lapse in various statutes of limitations. The lapse of statutes of limitations in the twelve-month period ending August 31, 2023 could result in a total income tax benefit amounting up to $600,000.

The Company has various appeals pending before tax courts in its subsidiaries' jurisdictions. Any possible settlement could increase or decrease earnings but is not expected to be significant. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

In two countries where the Company operates, minimum income tax rules require the Company to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (AMT). As a result, the Company is making AMT payments substantially in excess of those it would expect to pay based on taxable income. The Company had income tax receivables of $10.7 million and $11.0 million as of August 31, 2023 and August 31, 2022, respectively, and deferred tax assets of $3.7 million and $3.5 million as of August 31, 2023 and August 31, 2022, respectively, in these countries.

In the fourth quarter of fiscal year 2023, we recorded a $7.2 million charge to settle the AMT payment dispute in one of the aforementioned countries, $1.0 million of which was a reserve for an income tax receivable for one of the tax years for which we sought a refund and the remaining $6.2 million is an accrual for the unpaid years of the dispute in which the Company made tax payments using the original computation based on taxable income.

While the rules related to refunds of income tax receivables in these countries are either unclear or complex, the Company has not placed any type of allowance on the recoverability of the remaining tax receivables, deferred tax assets or amounts that may be deemed under-paid, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests and appeals of these rules.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities in its major jurisdictions except for the fiscal years subject to audit as set forth in the table below:

Tax Jurisdiction	Fiscal Years Subject to Audit
U.S. federal	2005, 2007, 2014* to 2017*, 2018, 2020 to the present
California (U.S.) (state return)	2005 and 2019 to the present
Florida (U.S.) (state return)	2011* to 2018*, 2020 to the present
Aruba	2018 to the present
Barbados	2017 to the present
Costa Rica	2011 to 2012, 2015 to 2016, 2019 to the present
Colombia	2017 to the present
Dominican Republic	2011 to 2012, 2016, 2020 to the present
El Salvador	2019 to the present
Guatemala	2012 to 2013, 2019 to the present
Honduras	2018 to the present
Jamaica	2017 to the present
Mexico	2019 to the present
Nicaragua	2019 to the present
Panama	2018 to the present
Trinidad	2016 to the present
U.S. Virgin Islands	2001 to the present
Spain	2020 to the present
Chile	2020* to the present

*Aeropost only

Generally for U.S. federal and U.S. Virgin Islands tax reporting purposes, the statute of limitations is three years from the date of filing of the income tax return. If and to the extent the tax year resulted in a taxable loss, the statute is extended to three years from the filing date of the income tax return in which the carryforward tax loss was used to offset taxable income in the carryforward year. Given the historical losses in these jurisdictions and the Section 382 change in control limitations on the use of the tax loss carryforwards, there is uncertainty and significant variation as to when a tax year is no longer subject to audit.

NOTE 11 – DEBT

Short-term borrowings consist of unsecured lines of credit and short-term overdraft borrowings. The following table summarizes the balances of total facilities, facilities used and facilities available (in thousands):

| | Total Amount of Facilities | Facilities Used | | Facilities Available | Weighted average interest rate |
		Short-term Borrowings	Letters of Credit		
August 31, 2023 - Committed	$ 75,000	—	—	75,000	—%
August 31, 2023 - Uncommitted	91,000	8,376	—	82,624	13.2
August 31, 2023 - Overdraft Used (Uncommitted)	—	303	—	—	12.0
August 31, 2023 - Total	$ 166,000	$ 8,679	$ —	$ 157,624	12.7%
August 31, 2022 - Committed	$ 75,000	—	73	74,927	—%
August 31, 2022 - Uncommitted	91,000	10,608	—	80,392	5.3
August 31, 2022 - Total	$ 166,000	$ 10,608	$ 73	$ 155,319	5.3%

As of August 31, 2023 and August 31, 2022, the Company was in compliance with all covenants or amended covenants for each of its short-term facility agreements. These facilities generally expire annually or bi-annually and are normally renewed. One of these facilities is a committed credit agreement with one bank for $75.0 million. In exchange for the bank's commitment to fund any drawdowns the Company requests, the Company pays an annual commitment fee of 0.25%, payable quarterly, on any unused portion of this facility. Additionally, the Company has uncommitted facilities in most of the countries where it operates, with drawdown requests subject to approval by the individual banks each time a drawdown is requested.

The following table provides the changes in long-term debt for the twelve months ended August 31, 2023:

(Amounts in thousands)	Current portion of long-term debt	Long-term debt (net of current portion)	Total
Balances as of August 31, 2021	$ 19,395	$ 110,110	$ 129,505 [(1)]
Proceeds from long-term debt received during the period:			
Guatemala subsidiary	—	4,204	4,204
Trinidad subsidiary	4,924	21,505	26,429
Total proceeds from long-term debt received during the period	4,924	25,709	30,633
Repayments of long-term debt:	(8,110)	(14,587)	(22,697)
Reclassifications of long-term debt due in the next 12 months	17,618	(17,618)	—
Translation adjustments on foreign currency debt of subsidiaries whose functional currency is not the U.S. dollar[(2)]	(112)	(58)	(170)
Balances as of August 31, 2022	33,715	103,556	137,271 [(3)]
Proceeds from long-term debt received during the period:			
Guatemala subsidiary	—	12,454	12,454
Barbados subsidiary	—	7,460	7,460
Honduras subsidiary	1,001	12,798	13,799
Trinidad subsidiary	750	4,250	5,000
Total proceeds from long-term debt received during the period	1,751	36,962	38,713
Repayments of long-term debt:	(17,541)	(18,443)	(35,984)
Reclassifications of long-term debt due in the next 12 months	1,729	(1,729)	—
Translation adjustments on foreign currency debt of subsidiaries whose functional currency is not the U.S. dollar[(2)]	539	(859)	(320)
Balances as of August 31, 2023	$ 20,193	$ 119,487	$ 139,680 [(4)]

[(1)] The carrying amount of non-cash assets assigned as collateral for these loans was $153.5 million. The carrying amount of cash assets assigned as collateral for these loans was $7.0 million.

[(2)] These foreign currency translation adjustments are recorded within other comprehensive loss.

[(3)] The carrying amount of non-cash assets assigned as collateral for these loans was $155.6 million. The carrying amount of cash assets assigned as collateral for these loans was $5.3 million.

[(4)] The carrying amount of non-cash assets assigned as collateral for these loans was $156.2 million. The carrying amount of cash assets assigned as collateral for these loans was $3.5 million.

The following table provides a summary of the long-term loans entered into by the Company:

	August 31, 2023		August 31, 2022	
Loans entered into by the Company's subsidiaries for which the subsidiary has entered into a cross-currency interest rate swap with non-cash assets and/or cash or cash equivalents assigned as collateral and with/without established debt covenants	$	23,099	$	33,853
Loans entered into by the Company's subsidiaries for which the subsidiary has entered into an interest rate swap with non-cash assets and/or cash or cash equivalents assigned as collateral and with/without established debt covenants		30,069		39,969
Unhedged loans entered into by the Company's subsidiaries with non-cash assets and/or cash or cash equivalents assigned as collateral and with/without established debt covenants		86,512		63,449
Total long-term debt		139,680		137,271
Less: current portion		20,193		33,715
Long-term debt, net of current portion	$	119,487	$	103,556

As of August 31, 2023 and August 31, 2022, the Company had approximately $91.2 million and $110.7 million, respectively, of long-term loans in several foreign subsidiaries which require these entities to comply with certain annual or quarterly financial covenants, which include debt service and leverage ratios. The Company was in compliance with all covenants or amended covenants for both periods. The net increase in long-term debt during the twelve months ended August 31, 2023 is primarily attributable to loans entered into by the Company's Honduras, Guatemala, Barbados, and Trinidad subsidiaries, and offset by payments on its long-term debt.

Annual maturities of long-term debt are as follows (in thousands):

Twelve Months Ended August 31,	Amount	
2024	$	20,193
2025		36,151
2026		18,450
2027		33,188
2028		17,512
Thereafter		14,186
Total	$	139,680

NOTE 12 – LEASES

In accordance with ASC 842, the Company determines if an arrangement is a lease at inception or modification of a contract and classifies each lease as either operating or finance lease at commencement. The Company only reassesses lease classification subsequent to commencement upon a change to the expected lease term or the contract being modified. As of August 31, 2023, the Company only has operating leases for its clubs, distribution centers, office space, and land. Operating leases, net of accumulated amortization, are included in operating lease right of use ("ROU") assets, and current and non-current operating lease liabilities, on the Company's consolidated balance sheets. Lease expense for operating leases is included in selling, general and administrative expense on the Company's consolidated statements of income. Leases with an initial term of twelve months or less are not recorded on the Company's consolidated balance sheet.

The Company is generally obligated for the cost of property taxes, insurance, and maintenance relating to its leases, which are often variable lease payments. Such costs are included in selling, general and administrative expense in the consolidated statements of income.

Certain of the Company's lease agreements provide for lease payments based on future sales volumes at the leased location, or include rental payments adjusted periodically for inflation or based on an index, which are not measurable at the inception of the lease. The Company expenses such variable amounts in the period incurred, which is the period in which it becomes probable that the specified target that triggers the variable lease payments will be achieved. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the reasonably certain lease term. The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option or if an economic penalty may be incurred if the option is not exercised. The initial lease term of the Company's operating leases range from two to 41 years.

Where the Company's leases do not provide an implicit rate, a collateralized incremental borrowing rate ("IBR") is used to determine the present value of lease payments. The IBR is based on a yield curve derived by publicly traded bond offerings for companies with similar credit characteristics that approximate the Company's market risk profile. In addition, we adjust the IBR for jurisdictional risk derived from quoted interest rates from financial institutions to reflect the cost of borrowing in the Company's local markets.

The following table is a summary of the Company's components of total lease costs for fiscal year 2023 and 2022 (in thousands):

	Years Ended August 31,	
	2023	**2022**
Operating lease cost	$ 15,753	$ 15,632
Short-term lease cost	162	49
Variable lease cost	5,034	4,376
Sublease income	(91)	(180)
Total lease costs	$ 20,858	$ 19,877

The weighted average remaining lease term and weighted average discount rate for operating leases as of August 31, 2023 and August 31, 2022 were as follows:

	Years Ended August 31,	
	2023	**2022**
Weighted average remaining lease term in years	17.8	18.3
Weighted average discount rate percentage	6.8 %	6.7 %

Supplemental cash flow information related to leases under which the Company is the lessee was as follows (amounts in thousands):

	Years Ended August 31,	
	2023	**2022**
Operating cash flows paid for operating leases	$ 15,753	$ 14,885

The Company is committed under non-cancelable operating leases for the rental of facilities and land. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,	Leased Locations
2024	$ 15,502
2025	15,244
2026	13,711
2027	11,520
2028	11,028
Thereafter	166,398
Total future lease payments	233,403
Less imputed interest	(103,587)
Total operating lease liabilities	$ 129,816

NOTE 13 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to interest rate risk relating to its ongoing business operations. To manage interest rate exposure, the Company enters into hedge transactions (interest rate swaps) using derivative financial instruments. The objective of entering into interest rate swaps is to eliminate the variability of cash flows in the LIBOR or SOFR interest payments associated with variable-rate loans over the life of the loans. As changes in interest rates impact the future cash flow of interest payments, the hedges provide a synthetic offset to interest rate movements.

In addition, the Company is exposed to foreign currency and interest rate cash flow exposure related to non-functional currency long-term debt of one of its wholly owned subsidiaries. To manage this foreign currency and interest rate cash flow exposure, the Company's subsidiaries entered into cross-currency interest rate swaps that convert their U.S. dollar denominated floating interest payments to functional currency fixed interest payments during the life of the hedging instrument. As changes in foreign exchange and interest rates impact the future cash flow of interest payments, the hedges are intended to offset changes in cash flows attributable to interest rate and foreign exchange movements.

These derivative instruments (cash flow hedging instruments) are designated and qualify as cash flow hedges, with the entire gain or loss on the derivative reported as a component of other comprehensive loss. Amounts are deferred in other comprehensive loss and reclassified into earnings in the same income statement line item that is used to present the earnings effect of the hedged item when the hedged item affects earnings.

The Company is exposed to foreign-currency exchange-rate fluctuations in the normal course of business, including foreign-currency exchange-rate fluctuations on U.S. dollar denominated liabilities within its international subsidiaries whose functional currency is other than the U.S. dollar. The Company manages these fluctuations, in part, through the use of non-deliverable forward foreign-exchange contracts (NDFs) that are intended to offset changes in cash flow attributable to currency exchange movements. These contracts are intended primarily to economically address exposure to U.S. dollar merchandise inventory expenditures made by the Company's international subsidiaries whose functional currency is other than the U.S. dollar. Currently, these contracts do not qualify for derivative hedge accounting. The Company seeks to mitigate foreign-currency exchange-rate risk with the use of these contracts and does not intend to engage in speculative transactions. These contracts do not contain any credit-risk-related contingent features.

Cash Flow Hedges

As of August 31, 2023, all of the Company's interest rate swap and cross-currency interest rate swap derivative financial instruments are designated and qualify as cash flow hedges. The Company formally documents the hedging relationships for its derivative instruments that qualify for hedge accounting.

The following table summarizes agreements for which the Company has recorded cash flow hedge accounting for the twelve months ended August 31, 2023:

Entity	Date Entered into	Derivative Financial Counter-party	Derivative Financial Instruments	Initial US$ Notional Amount	Bank US$ loan Held with	Floating Leg (swap counter-party)	Fixed Rate for PSMT Subsidiary	Settlement Dates	Effective Period of swap
Colombia subsidiary	12-Apr-23	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$10,000,000	PriceSmart, Inc.	4.00%	11.40 %	11th day of each July, October, January and April, beginning on July 11, 2023	April 12, 2023 - April 11, 2028
Colombia subsidiary	26-Sep-22	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$12,500,000	PriceSmart, Inc.	3.00%	10.35 %	24th day of each December, March, June and September beginning December 26, 2022	September 26, 2022 - September 24, 2024
Colombia subsidiary	3-May-22	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$10,000,000	PriceSmart, Inc.	3.00%	9.04 %	3rd day of each May, August, November and February, beginning on August 3, 2022	May 3, 2022 - May 3, 2027
Colombia subsidiary	17-Nov-21	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$10,000,000	PriceSmart, Inc.	3.00%	8.40 %	17th day of each February, May, August, and November, beginning on February 17, 2022	November 17, 2021 - November 18, 2024
Colombia subsidiary	03-Dec-19	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$7,875,000	Citibank, N.A.	Variable rate 3-month Libor plus 2.45%	7.87 %	3rd day of each December, March, June and September beginning March 3, 2020	December 3, 2019 - December 3, 2024
Colombia subsidiary	27-Nov-19	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$25,000,000	Citibank, N.A.	Variable rate 3-month Libor plus 2.45%	7.93 %	27th day of each November, February, May and August beginning February 27, 2020	November 27, 2019 - November 27, 2024
PriceSmart, Inc.	07-Nov-16	MUFG Union Bank, N.A. ("Union Bank")	Interest rate swap	$35,700,000	Union Bank	Variable rate 3-month Libor plus 1.70%	3.65 %	1st day of each month beginning on April 1, 2017	March 1, 2017 - March 1, 2027

For the twelve-month periods ended August 31, 2023, 2022 and 2021, the Company included the gain or loss on the hedged items (that is, variable-rate borrowings) in the same line item—interest expense—as the offsetting gain or loss on the related interest rate swaps as follows (in thousands):

Income Statement Classification	Interest expense on borrowings[1]	Cost of swaps[2]	Total
Interest expense for the year ended August 31, 2023	$ 4,630	$ 1,205	$ 5,835
Interest expense for the year ended August 31, 2022	$ 2,577	$ 3,234	$ 5,811
Interest expense for the year ended August 31, 2021	$ 2,619	$ 3,655	$ 6,274

[1] This amount is representative of the interest expense recognized on the underlying hedged transactions.
[2] This amount is representative of the interest expense recognized on the interest rate swaps and cross currency swaps designated as cash flow hedging instruments.

The total notional balance of the Company's pay-fixed/receive-variable interest rate swaps and cross-currency interest rate swaps was as follows (in thousands):

		Notional Amount as of	
Floating Rate Payer (Swap Counterparty)		**August 31, 2023**	**August 31, 2022**
Union Bank	$	30,069	$	31,344
Citibank N.A.		65,599		66,353
Scotiabank		—		8,625
Total	$	95,668	$	106,322

Derivatives listed on the table below were designated as cash flow hedging instruments. The table summarizes the effect of the fair value of interest rate swap and cross-currency interest rate swap derivative instruments that qualify for derivative hedge accounting and its associated tax effect on accumulated other comprehensive (income)/loss (in thousands):

Derivatives designated as cash flow hedging instruments	**Balance Sheet Classification**	**August 31, 2023**			**August 31, 2022**		
		Fair Value	**Net Tax Effect**	**Net OCI**	**Fair Value**	**Net Tax Effect**	**Net OCI**
Cross-currency interest rate swaps	Other current assets	$ —	$ —	$ —	$ 2,736	$ (348)	$ 2,388
Cross-currency interest rate swaps	Other non-current assets	5,574	(1,950)	3,624	10,289	(4,559)	5,730
Cross-currency interest rate swaps	Other current liabilities	—	—	—	(82)	25	(57)
Cross-currency interest rate swaps	Other long-term liabilities	(3,321)	1,162	(2,159)	—	—	—
Interest rate swaps	Other non-current assets	2,243	(501)	1,742	1,596	(6)	1,590
Net fair value of derivatives designated as hedging instruments		$ 4,496	$ (1,289)	$ 3,207	$ 14,539	$ (4,888)	$ 9,651

Fair Value Instruments

From time to time the Company enters into non-deliverable forward foreign-exchange contracts. These contracts are treated for accounting purposes as fair value contracts and do not qualify for derivative hedge accounting. The use of non-deliverable forward foreign-exchange contracts is intended to offset changes in cash flow attributable to currency exchange movements. These contracts are intended primarily to economically hedge exposure to U.S. dollar merchandise inventory expenditures made by the Company's international subsidiaries whose functional currency is other than the U.S. dollar.

The following table summarizes the non-deliverable forward foreign exchange contracts that are open as of August 31, 2023:

Financial Derivative (Counterparty)	Subsidiary	Dates Entered into (Range)	Derivative Financial Instrument	Total Notional Amounts (in thousands)	Settlement Dates (Range)
Scotiabank Colpatria, S.A.	Colombia	11-Jan-2023 - 19-Jul-2023	Forward foreign exchange contracts (USD)	$ 8,500	8-Sep-2023 - 24-Jan-2024
Citibank, N.A. ("Citi")	Colombia	18-Jan-2023 - 31-Aug-2023	Forward foreign exchange contracts (USD)	$ 13,000	18-Sep-2023 - 24-Apr-2024

Forward derivative gains and (losses) on non-deliverable forward foreign-exchange contracts are included in Other income (expense), net in the consolidated statements of income in the period of change, but the amounts were immaterial for the twelve months ended August 31, 2023, 2022, and 2021.

NOTE 14 – RELATED-PARTY TRANSACTIONS

Relationships with Edgar Zurcher: Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from the Company. The Company recorded approximately $718,000, $927,000, and $1.4 million in rental income for this space during the fiscal years ended 2023, 2022 and 2021. Additionally, Mr. Zurcher is a director of Molinos de Costa Rica S.A. The Company paid approximately $1.9 million for products purchased from this entity for the fiscal year ended August 31, 2023, and $1.1 million for products purchased for each of the fiscal years ended August 31, 2022, and 2021, respectively.

Relationships with Price Family Charitable Organizations: During the years ended August 31, 2023, 2022 and 2021, the Company sold approximately $1.0 million, $438,000, and $1.6 million, respectively, of supplies to Price Philanthropies Foundation. Robert Price, Chairman of the Company's Board of Directors and Interim Chief Executive Officer of the Company, is the Chairman of the Board and President of the Price Philanthropies Foundation. Sherry S. Bahrambeygui, a director of the Company, serves as a director of the Board of the Price Philanthropies Foundation. Jeffrey R. Fisher, a director of the Company, serves as the Chief Financial Officer and as a director of the Board of the Price Philanthropies Foundation. David Price, a director and the Executive Vice President and Chief Transformation Officer of the Company, serves as a Vice President and a Vice Chair of the Board of the Price Philanthropies Foundation.

Relationship with Golf Park Plaza, S.A.: Golf Park Plaza, S.A. is a real estate joint venture located in Panama, entered by the Company in 2008 (see Note 15 - Unconsolidated Affiliate). On December 12, 2013, the Company entered into a lease agreement for approximately 17,976 square feet (1,670 square meters) of land with Golf Park Plaza, S.A. upon which the Company constructed its central offices in Panama. The lease term is for 15 years with three options to renew for five years each at the Company's discretion. On July 14, 2017, the Company entered into a lease agreement for approximately 2,992 square feet (278 square meters) of a building with Golf Park Plaza, S.A. for warehouse storage space. The agreement was recently renewed for an additional five years during fiscal year 2022. Combined, the Company recognized $140,000 in rent expense for the fiscal year ended August 31, 2023, $149,000 in rent expense for the fiscal year ended August 31, 2022, and $149,800 in rent expense for the fiscal year ended August 31, 2021.

Relationship with Robert Price: On February 3, 2023, Robert E. Price, a Company founder and Chairman of the Board, became Interim Chief Executive Officer. Mr. Price has elected not to receive compensation for his role as Interim Chief Executive Officer. Therefore, the financial statements do not include compensation charges for his services. We have estimated the fair value of these services, based on a number of factors, to be approximately $5.1 million on an annual basis. We acknowledge that this may not be representative of what ultimately could be the cost to the Company when a replacement Chief Executive Officer is hired.

NOTE 15 – UNCONSOLIDATED AFFILIATES

The Company determines whether any of the joint ventures in which it has made investments is a Variable Interest Entity ("VIE") at the start of each new venture and if a reconsideration event has occurred. At this time, the Company also considers whether it must consolidate a VIE and/or disclose information about its involvement in a VIE. A reporting entity must consolidate a VIE if that reporting entity has the power to direct the VIE's activities that most significantly impact the VIE's economic performance and has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.

In 2008, the Company entered into real estate joint ventures to jointly own and operate separate commercial retail centers adjacent to warehouse clubs in Panama (GolfPark Plaza, S.A.) and Costa Rica (Price Plaza Alajuela PPA, S.A.). Due to the initial nature of the joint ventures and the continued commitments for additional financing, the Company determined these joint ventures are VIEs. Since all rights, obligations and the power to direct the activities of a VIE that most significantly impact the VIE's economic performance is shared equally by both parties within each joint venture, the Company has determined that it is not the primary beneficiary of the VIEs and, therefore, has accounted for these entities under the equity method. Under the equity method, the Company's investments in unconsolidated affiliates are initially recorded as an investment in the stock of an investee at cost and are adjusted for the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of the initial investment.

On December 12, 2013, the Company entered into a lease agreement for approximately 17,976 square feet (1,670 square meters) of land with Golf Park Plaza, S.A. upon which the Company constructed its central offices in Panama. Construction of the offices was completed in October 2014. The lease term is for 15 years with three options to renew for five years each at the Company's discretion. On July 14, 2017, the Company entered into a lease agreement for approximately 2,992 square feet (278 square meters) of a building with Golf Park Plaza, S.A. for warehouse storage space. The agreement was recently renewed for an additional five years during fiscal year 2022. Combined, the Company recognized $140,000 in rent expense for the fiscal year ended August 31, 2023, $149,000 in rent expense for the fiscal year ended August 31, 2022, and $149,800 in rent expense for the fiscal year ended August 31, 2021.

The table below summarizes the Company's interest in these VIEs and the Company's maximum exposure to loss as a result of its involvement with these VIEs as of August 31, 2023 (in thousands):

Entity	% Ownership	Initial Investment	Additional Investments	Net Income (Loss) Inception to Date	Company's Variable Interest in Entity	Commitment to Future Additional Investments[1]	Company's Maximum Exposure to Loss in Entity[2]
GolfPark Plaza, S.A.	50 %	$ 4,616	$ 2,402	$ (98)	$ 6,920	$ 99	$ 7,019
Price Plaza Alajuela PPA, S.A.	50 %	2,193	1,236	130	3,559	785	4,344
Total		$ 6,809	$ 3,638	$ 32	$ 10,479	$ 884	$ 11,363

[1] The parties intend to seek alternate financing for the project, which could reduce the amount of investments each party would be required to provide. The parties may mutually agree on changes to the project, which could increase or decrease the amount of contributions each party is required to provide.

[2] The maximum exposure is determined by adding the Company's variable interest in the entity and any explicit or implicit arrangements that could require the Company to provide additional financial support.

The summarized financial information of the unconsolidated affiliates is as follows (in thousands):

	August 31, 2023	August 31, 2022
Current assets	$ 1,654	$ 1,839
Noncurrent assets	$ 10,324	$ 10,109
Current liabilities	$ 158	$ 175
Noncurrent liabilities	$ 9	$ 8

	Years Ended August 31,		
	2023	2022	2021
PriceSmart's share of the net loss of unconsolidated affiliates	$ (55)	$ (10)	$ (58)

NOTE 16 – SEGMENTS

The Company and its subsidiaries are principally engaged in the international operation of membership shopping in 51 warehouse clubs located in 12 countries and one U.S. territory that are located in Central America, the Caribbean and Colombia. In addition, the Company operates distribution centers and corporate offices in the United States. The Company has aggregated its warehouse clubs, distribution centers and corporate offices into reportable segments. The Company's reportable segments are based on management's organization of these locations into operating segments by general geographic location, which are used by management in setting up management lines of responsibility, providing support services, and making operational decisions and assessments of financial performance. Segment amounts are presented after converting to U.S. dollars and consolidating eliminations. Certain revenues, operating costs and inter-company charges included in the United States segment are not allocated to the segments within this presentation, as it is impractical to do so, and they appear as reconciling items to reflect the amount eliminated on consolidation of intersegment transactions. From time to time, the Company revises the measurement of each segment's operating income and net income, including certain corporate overhead allocations, and other measures as determined by the information regularly reviewed by management. When the Company does so, the previous period amounts and balances are reclassified to conform to the current period's presentation.

The following tables summarize by segment certain revenues, operating costs and balance sheet items (in thousands):

	United States Operations	Central American Operations	Caribbean Operations[1]	Colombia Operations	Reconciling Items[2]	Total
Year Ended August 31, 2023						
Revenue from external customers	$ 31,741	$ 2,671,083	$ 1,269,307	$ 439,711	$ —	$ 4,411,842
Intersegment revenues	1,538,588	27,709	5,621	4,466	(1,576,384)	—
Depreciation, Property and equipment	5,482	37,053	19,188	10,210	—	71,933
Amortization, Intangibles	765	—	—	—	—	765
Operating income (loss)	29,844	191,721	87,223	15,467	(139,739)	184,516
Interest income from external sources	3,604	3,977	2,135	155	—	9,871
Interest income from intersegment sources	2,454	1,603	253	—	(4,310)	—
Interest expense from external sources	1,165	2,664	3,251	3,940	—	11,020
Interest expense from intersegment sources	75	1,258	1,041	1,939	(4,313)	—
Provision (benefit) for income taxes	23,283	28,045	9,873	(1,250)	—	59,951
Net income attributable to PriceSmart, Inc.	9,540	159,014	68,635	11,755	(139,739)	109,205
Long-lived assets (other than deferred tax assets)	71,919	566,139	210,000	205,295	—	1,053,353
Goodwill	8,981	24,083	10,046	—	—	43,110
Investment in unconsolidated affiliates	—	10,479	—	—	—	10,479
Total assets	302,115	995,881	425,145	282,467	—	2,005,608
Capital expenditures, net	10,204	79,526	24,234	29,948	—	143,912
Year Ended August 31, 2022						
Revenue from external customers	$ 48,716	$ 2,382,163	$ 1,156,607	$ 478,607	$ —	$ 4,066,093
Intersegment revenues	1,492,648	22,119	5,857	3,600	(1,524,224)	—
Depreciation, Property and equipment	4,719	34,155	17,061	10,320	—	66,255
Amortization, Intangibles	1,613	—	—	—	—	1,613
Operating income (loss)	23,364	171,119	79,022	22,526	(128,965)	167,066
Interest income from external sources	147	1,115	863	76	—	2,201
Interest income from intersegment sources	1,789	1,954	255	—	(3,998)	—
Interest expense from external sources	1,225	3,107	2,163	3,116	—	9,611
Interest expense from intersegment sources	27	1,187	1,821	899	(3,934)	—
Provision for income taxes	19,629	23,396	8,106	727	—	51,858
Net income attributable to PriceSmart, Inc.	8,292	144,159	62,799	18,268	(128,984)	104,534
Long-lived assets (other than deferred tax assets)	70,978	498,204	218,021	175,194	—	962,397
Intangibles, net	765	—	—	—	—	765
Goodwill	8,981	24,250	10,072	—	—	43,303
Investment in unconsolidated affiliates	—	10,534	—	—	—	10,534
Total assets	230,411	867,898	474,411	235,680	—	1,808,400
Capital expenditures, net	5,119	46,959	36,610	33,654	—	122,342
Year Ended August 31, 2021						
Revenue from external customers	$ 88,397	$ 2,105,856	$ 1,004,793	$ 420,825	$ —	$ 3,619,871
Intersegment revenues	1,280,236	17,861	5,087	3,869	(1,307,053)	—
Depreciation, Property and equipment	6,970	31,319	15,432	8,858	—	62,579
Amortization, Intangibles	2,404	—	—	—	—	2,404
Operating income (loss)	12,687	151,933	74,769	21,932	(103,301)	158,020
Interest income from external sources	13	878	985	103	—	1,979
Interest income from intersegment sources	2,130	2,393	483	—	(5,006)	—
Interest expense from external sources	1,606	2,831	427	2,346	—	7,210
Interest expense from intersegment sources	34	1,286	2,647	298	(4,265)	—
Provision for income taxes	15,919	22,661	8,006	2,383	—	48,969
Net income (loss) attributable to PriceSmart, Inc.	(4,777)	127,879	61,025	17,333	(103,497)	97,963
Long-lived assets (other than deferred tax assets)	79,404	490,099	197,030	164,970	—	931,503
Intangibles, net	7,762	—	—	—	—	7,762
Goodwill	10,695	24,332	10,068	—	—	45,095
Investment in unconsolidated affiliates	—	10,544	—	—	—	10,544
Total assets	246,896	795,940	434,428	228,526	—	1,705,790
Capital expenditures, net	9,061	45,524	23,342	28,181	—	106,108

⁽¹⁾ Management considers its club in the U.S. Virgin Islands to be part of its Caribbean operations.
⁽²⁾ The reconciling items reflect the amount eliminated on consolidation of intersegment transactions.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to the balance sheet date of August 31, 2023 through the date of issuance of these consolidated financial statements and has determined that there are no subsequent events that require disclosure.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been quoted and traded on the NASDAQ Global Select Market under the symbol "PSMT" since September 2, 1997. As of October 25, 2023, there were approximately 385 holders of record of the common stock. This number does not include beneficial owners whose shares were held in street name.

	Dates		Stock Price	
	From	**To**	**High**	**Low**
2023 FISCAL QUARTERS				
First Quarter	9/1/2022	11/30/2022	$ 73.76	$ 56.29
Second Quarter	12/1/2022	2/28/2023	75.92	60.01
Third Quarter	3/1/2023	5/31/2023	79.55	66.54
Fourth Quarter	6/1/2023	8/31/2023	82.63	69.08
2022 FISCAL QUARTERS				
First Quarter	9/1/2021	11/30/2021	$ 86.16	$ 70.10
Second Quarter	12/1/2021	2/28/2022	76.13	66.77
Third Quarter	3/1/2022	5/31/2022	88.30	69.53
Fourth Quarter	6/1/2022	8/31/2022	74.74	63.14

Recent Sales of Unregistered Securities

In September 2022, the Company issued restricted stock awards (RSAs) and performance stock units (PSUs) covering 156,225 shares of the Company's common stock, $0.0001 par value per share. The RSAs and PSUs were issued from the pool of shares available for issuance under the Company's Amended and Restated 2013 Equity Incentive Award Plan, as amended. The securities were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon Section 4(a)(2) of the Securities Act as transactions not involving any public offering. The recipients of the securities in each of these transactions are accredited investors, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Company. Resale of these shares by the holders has since been registered under the Securities Act.

The graph below matches PriceSmart, Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Retail Trade index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 8/31/2018 to 8/31/2023.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among PriceSmart, Inc., the NASDAQ Composite Index
and the S&P 500 Consumer Discretionary Distribution & Retail Index

—□— PriceSmart, Inc.

---△--- NASDAQ Composite

— ⊖ — S&P 500 Consumer Discretionary Distribution & Retail

*$100 invested on 8/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

	8/18	8/19	8/20	8/21	8/22	8/23
PriceSmart, Inc.	100.00	70.41	77.46	100.44	76.06	96.72
NASDAQ Composite	100.00	99.28	148.26	193.47	150.92	180.87
S&P 500 Consumer Discretionary Distribution & Retail	100.00	97.84	152.00	171.71	137.10	156.33

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Dividends

The following table summarizes the dividends declared and paid during fiscal years 2023, 2022 and 2021 (amounts are per share):

Declared	Amount	First Payment			Second Payment		
		Record Date	Date Paid	Amount	Record Date	Date Paid	Amount
2/3/2023	$ 0.92	2/16/2023	2/28/2023	$ 0.46	8/15/2023	8/31/2023	$ 0.46
2/3/2022	$ 0.86	2/15/2022	2/28/2022	$ 0.43	8/15/2022	8/31/2022	$ 0.43
2/4/2021	$ 0.70	2/15/2021	2/26/2021	$ 0.35	8/15/2021	8/31/2021	$ 0.35

The Company anticipates the ongoing payment of semi-annual dividends in subsequent periods, although the actual declaration of future dividends, if any, the amount of such dividends, and the establishment of record and payment dates is subject to final determination by the Board of Directors at its discretion after its review of the Company's financial performance and anticipated capital requirements, taking into account the uncertain macroeconomic conditions on our results of operations and cash flows.

Repurchase of Equity Securities

Upon vesting of restricted stock awarded by the Company to employees, the Company repurchases shares and withholds the amount of the repurchase payment to cover employees' tax withholding obligations. Additionally, we announced in July 2023 that the Board of Directors authorized a program to repurchase up to $75 million of our common stock. Subsequent to our fiscal year that ended on August 31, 2023, we successfully completed the share repurchase program. We purchased a total of approximately 1,007,000 shares of our common stock under the program. The repurchases were made on the open market pursuant to a trading plan established pursuant to Rule 10(b)5-1 under the Securities Exchange Act of 1934, as amended, which permits common stock to be repurchased at a time that we might otherwise be precluded from doing so under insider trading laws or self-imposed trading restrictions. We do not expect to continue repurchases or adopt a new repurchase plan at this time. However, the Board of Directors could choose to commence another program in the future, at its discretion, after its review of the Company's financial performance and anticipated capital requirements.

The following table sets forth information on our common stock repurchase activity for the fiscal year 2023 (dollars in thousands, except per share data):

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
September 1, 2022 - September 30, 2022	—	$ —	—	—
October 1, 2022 - October 31, 2022	20,621	63.05	—	—
November 1, 2022 - November 30, 2022	—	—	—	—
December 1, 2022 - December 31, 2022	—	—	—	—
January 1, 2023 - January 31, 2023	20,329	71.42	—	—
February 1, 2023 - February 28, 2023	40,895	75.00	—	—
March 1, 2023 - March 31, 2023	774	70.15	—	—
April 1, 2023 - April 30, 2023	526	74.90	—	—
May 1, 2023 - May 31, 2023	1,094	73.52	—	—
June 1, 2023 - June 30, 2023	—	—	—	—
July 1, 2023 - July 31, 2023	2,650	78.61	—	—
August 1, 2023 - August 31, 2023	84,639	78.71	71,530	$ 69,382
Total	171,528	$ 74.99	71,530	

ADDITIONAL INFORMATION

Corporate Offices
9740 Scranton Road
San Diego, CA 92121
(858) 404-8800

Stock Exchange Listing
NASDAQ Global Select Market
Stock Symbol: PSMT

Annual Meeting
Thursday, February 1, 2024 at 8:30 a.m. C.S.T.
Held via live audio and webcast:
http://www.virtualshareholdermeeting.com/PSMT2024

Transfer Agent
Computershare Inc.
462 South 4th Street, Suite 1600
Louisville, KY, 40202
Telephone: (888) 867-6003
TDD for Hearing Impaired: (800) 490-1493
Outside U.S.: (201) 680-6578

Independent Registered Public Accounting Firm
Ernst & Young U.S. LLP
4365 Executive Drive, Suite 1600
San Diego, CA 92121

PriceSmart's annual reports to the Securities and Exchange Commission on Form 10-K and any quarterly reports on Form 10-Q, as amended, will be provided free of charge upon written request to Investor Relations, PriceSmart, Inc., 9740 Scranton Road, San Diego, CA 92121. Internet users can access PriceSmart's web site at http://www.investors.pricesmart.com.

DIRECTORS & OFFICERS OF PRICESMART, INC.
As of December 19, 2023

Robert E. Price	Chairman
David R. Snyder	Vice Chairman & Lead Independent Director
Sherry S. Bahrambeygui	Director
Jeffrey Fisher	Director
Gordon H. Hanson	Director
Beatriz V. Infante	Director
Leon C. Janks	Director
Patricia Márquez	Director
David N. Price	Director
John D. Thelan	Director
Edgar Zurcher	Director
Robert E. Price	Interim Chief Executive Officer
John D. Hildebrandt	President & Chief Operating Officer
Michael L. McCleary	Executive Vice President & Chief Financial Officer
Francisco Velasco	Executive Vice President – General Counsel, Chief Ethics & Compliance Officer and Corporate Secretary
Ana Luisa Bianchi	Executive Vice President – Chief Merchandising Officer
Rodrigo Calvo	Executive Vice President – Real Estate
Brud E. Drachman	Executive Vice President – Environmental Responsibility, Construction & Facilities
Diana Pacheco	Executive Vice President – Human Resources
David N. Price	Executive Vice President – Chief Transformation Officer
Wayne Sadin	Executive Vice President – Chief Information Officer
Laura Santana	Executive Vice President – Information Technology
Christopher Souhrada	Executive Vice President – Club Operations
Jesus Von Chong	Executive Vice President – Regional Merchandising
George Burkle	Senior Vice President – US Export Sales
Eduardo Franceschi	Senior Vice President – Regional Operations
Robert Johnson	Senior Vice President – IT Service Delivery
Patricia M. Klassen	Senior Vice President – Deputy General Counsel and Assistant Corporate Secretary
Paul Kovaleski	Senior Vice President – Merchandising
Dhanraj Mahabir	Senior Vice President – Supply Chain Management
Wende Oliverio	Senior Vice President – Finance
Atul Patel	Senior Vice President – Treasurer
Rafael Rodriguez	Senior Vice President – Logistics & Distribution
Eric Torres	Senior Vice President – Facilities Maintenance & Equipment
Melissa Twohey	Senior Vice President – Merchandising – Corporate Foods
John Wang	Senior Vice President – Payment Solutions
Pedro Vera	Senior Vice President – Regional Operations
Alma Adajar-Aban	First Vice President – Internal Audit and Controls
Guadalupe Cefalu	First Vice President – Forecasting & Planning
David Hahn	First Vice President – IT Client Services Logistics
Andres Ortiz	First Vice President – Compensation & Benefits and HR Operations
Briana Anderson	Vice President – Buying Non-Foods
Adriana Betancur	Vice President – Buying
Alexa Bodden	Vice President – Club Member Services

Alonso Castro	Vice President – Legal
Gustavo Camacho	Vice President – Wellness
Juliana Correa	Vice President – Membership
Sergio Cuevas	Vice President – Regional Operations
Jonathan Darcangelo	Vice President – Other Business
George Dawson	Vice President – E-Commerce
Gerardo Delgado	Vice President – Software Architecture
Andrea De Lima	Vice President – Regional Counsel
José Antonio Esquivel	Vice President – Infrastructure
Daniel Fairbanks	Vice President – Private Label
Michael Mahler	Vice President – E-Commerce
Terrance Mahon	Vice President – Human Resources Business Partner
Lorely Marte	Vice President – Payments
Samantha Mejia	Vice President – Merchandising Regulatory
Jonathan Mendoza	Vice President – Construction & Facilities
Hana Nizel	Vice President – Merchandising, Corporate Fresh Foods
Kelly Orme	Vice President – Buying Non-Foods
Dennis Palma	Vice President – Business Services
Meshach Ramkissoon	Vice President – Merchandising, Regional Fresh Foods
Emma Reyes	Vice President – International Logistics & Trade Compliance
Ronald Rodriguez	Vice President – Logistics, Planning & Implementation
Christina Santmyre	Vice President – Buying Non-Foods
Matthew Schiffer	Vice President – Transportation
Marco Torres	Vice President – Operations
Robert Uno	Vice President – Information Security

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